Form 20-F
period 2002-12-31
CLEARWAVE N V
filed 2003-05-20
CIK 1117713

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: DECEMBER 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 333-12218

CLEARWAVE N.V.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

THE NETHERLANDS
(Jurisdiction of incorporation or organization)

World Trade Center, Strawinskylaan 707, 1077 XX Amsterdam, The Netherlands
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Class A subordinate voting shares with nominal value of €0.10
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

45,868,498 Class A subordinate voting shares with nominal value of €0.10
38,230,950 Class B multiple voting shares with nominal value of €0.50

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes	☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☑ Item 18

EXPLANATORY NOTES

     All references herein to the “Company”, “we”, “us” or “our” are references to ClearWave N.V. (“ClearWave”), a Netherlands corporation incorporated in September, 1999, and, unless the context otherwise requires, its subsidiaries and operating companies. All references to “TIW” herein are references to Telesystem International Wireless Inc. a Canadian company incorporated on September 9, 1996, and, unless the context otherwise requires, its subsidiaries and operating companies.

     All references herein to “dollars” and “$” refer to the lawful currency of the United States of America, unless otherwise expressly stated. All references herein to “Cdn$” refer to the lawful currency of Canada; all references herein to “Euro” or “€” refer to the lawful single currency of the European Monetary Union; all references herein to “Leu” refer to the lawful currency of Romania; and all references herein to “Koruna” refer to the lawful currency of the Czech Republic.

     Our financial statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and all financial information presented herein has been derived from those financial statements. For a discussion of the principal differences between U.S. GAAP and Canadian generally accepted accounting principles (“Canadian GAAP”), see Note 16 to the Consolidated Financial Statements.

     Information contained in this document concerning the wireless telecommunications industry, our general expectations concerning this industry and our market positions and market shares are based on estimates we prepared using data from publicly available industry sources as well as from various research analysts’ reports, market research and industry analyses, and on assumptions made, based on our knowledge of this industry, which we believe to be reasonable. We believe, however, that this data is inherently imprecise, although generally indicative of relative market positions and market shares.

     Certain data concerning the wireless telecommunications industry found in this document were taken from the following independent publications: Global Mobile®, published by Baskerville Communications Corporation and EMC World Celular database. Industry and company data is approximate and reflects rounding in certain cases. Unless otherwise indicated, all operating data presented herein is as of December 31, 2002.

EXCHANGE RATE INFORMATION

     The following table sets forth the exchange rates for one U.S. dollar in effect at the end of the periods noted and the average of the exchange rates on the last day of each month during such periods. The exchange rates expressed in Canadian dollars and Euros are based on the noon buying rate as reported by the Federal Reserve Bank of New York; the exchange rates expressed in Romanian Leu are based on the daily fixing rate as reported by the National Bank of Romania; and the exchange rates expressed in Czech Koruna are based on the daily fixing rate as reported by the Czech National Bank. As of May 14, 2003, such exchange rates were Cdn$1.3786 = $1.00; €1.1498 = $1.00; Leu 32,622.00 = $1.00; Koruna 27.423 = $1.00.

	2002		2001		2000		1999		1998

	End	Average	End	Average	End	Average	End	Average	End	Average

Canadian Dollar	1.5718	1.5666	1.5956	1.5490	1.4995	1.4855	1.4440	1.4852	1.5375	1.4874
Euro	1.0492	1.0241	1.1235	1.1167	1.0652	1.1132	0.9930	0.9891	0.8519	0.8508
Romanian Leu	33,475.00	33,525.70	31,597.00	29,060.90	25,926.00	21,662.00	18,250.00	15,621.00	11,000.00	9,009.00
Czech Koruna	30.1410	30.5470	36.2590	38.0380	37.8130	38.5900	36.0000	34.6000	29.9000	32.3000

FORWARD-LOOKING STATEMENTS

     This document contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans, including such things as business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the wireless telecommunications industry and our business and operations and references to future success. Forward-looking statements may be identified by use of forward-looking terminology such as “believe”, “intend”, “may”, “will”, “expect”, “estimate”, “anticipate”, “continue”, or similar terms, variations of those terms or the negative of those terms. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including, among other things, the risk factors discussed above. Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations.

PART I

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 — KEY INFORMATION

     The following tables set forth certain consolidated financial information derived from our Consolidated Financial Statements for the fiscal years ended December 31, 2002, 2001, 2000, 1999, and 1998, which have been audited by Ernst & Young LLP. You should read this Selected Financial Data together with “Operating and Financial Review and Prospects” and our Consolidated Financial Statements, and the notes thereto, incorporated by reference in this form 20-F. Our Consolidated Financial Statements have been prepared in accordance with U.S. GAAP. For a discussion of the principal differences between U.S. GAAP and Canadian GAAP, see Note 16 to the Consolidated Financial Statements.

	Years Ended December 31

	2002	2001	2000	1999	1998
	$	$	$	$	$

	(in thousands of U.S. dollars, except per share data)
Statement of Income (Loss) Data:
Revenues	694,454	516,308	341,604	233,965	160,838
Operating income (loss)	95,349	21,254	(47,160)	(3,780)	(26,659)
Net income (loss)	13,287	7,335	(19,102)	38,001	(31,743)
Income (loss) per share Basic and Diluted(1)	0.16	0.09	(0.23)	0.45	(0.38)
Other Financial Data:
Operating income before depreciation and amortization(2)	249,635	141,607	40,861	48,473	11,463
Capital expenditures(3)	206,896	234,473	438,472	204,882	168,798

	As at December 31

	2002	2001	2000	1999	1998
	$	$	$	$	$

	(in thousands of U.S. dollars, except number of shares)
Balance Sheet Data:
Total assets	1,335,877	1,192,116	1,082,734	561,168	421,632
Share capital and share premium	185,332	185,332	185,332	185,332	—
Deficit	(32,221)	(45,508)	(52,843)	(33,741)	(71,742)
Shareholders’ equity	148,752	134,042	129,402	93,927	123,271
Number of shares(1)	84,099,448	84,099,448	84,099,448	84,099,448	84,099,448

(1)	The number of shares and loss per share have been calculated for the periods prior to 2000 on the basis of attributing the reorganized capital structure as if it had always existed.

(2)	We use the term operating income (loss) before depreciation and amortization which may not be comparable to similarly titled measures reported by other companies. Operating income (loss) before depreciation and amortization should not be considered in isolation or as an alternative measurement of operating performance or liquidity to net loss, operating loss, cash flows from operating activities or any other measure of performance under GAAP. We believe that operating income (loss) before depreciation and amortization is viewed as a relevant supplemental measure of performance in the wireless telecommunications industry.

(3)	Capital expenditures consist of acquisitions of capital assets (including non-cash items), excluding those assets acquired through business acquisitions.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

TIW may exercise voting control over us and therefore certain decisions may be made by it that are detrimental to your interests.

     TIW holds, as at May 1, 2003, a 94.9% voting interest in us. As a result, TIW would have the right to determine the outcome of any action requiring shareholder approval, including the appointment of all of the members of our board of management and our supervisory board. In addition, TIW would have the ability to prevent or cause a change in control of us and our subsidiaries. As a result, TIW may make decisions concerning the operation of our business with which you do not agree.

We may not be able to obtain the additional financing necessary to fund the operation of our business, which could result in the loss of our licenses or require that we delay or modify our business plans.

     The business of our operations is capital-intensive. Our operating companies also expect to have significant future capital requirements, particularly in relation to the expansion of their cellular operations and the servicing of their debt. Our operating companies intend to finance such future capital requirements from cash flow from operating activities, borrowing under existing credit facilities, capital contributions by shareholders and through other externally generated funds such as disposition of assets, the sale of debt and equity securities, vendor financing and project financing from commercial banks and international financial agencies. The ability to generate sufficient short-term and long-term capital in the future is dependent upon many factors, including general economic conditions in the countries where we conduct our principal operations, financial market conditions, our and such operating companies’ financial and operating performance and prospects and market perceptions thereof. There can, however, be no assurance that the operating companies will be able to obtain the financing required to make planned capital expenditures, provide working capital or meet other cash needs. Failure to obtain required financing could have a material adverse effect on us and, among other things, could result in the loss or revocation of licenses held by the operating companies or require that certain planned projects be delayed or abandoned.

     In addition, we may be required to make additional equity investments, in our operating companies. Our inability to do so could result in the dilution or loss in value of our equity interest and could impair our ability to obtain outside financing. We are relying on financing support from the minority shareholders of TIW Czech N.V. to finance their share of such additional equity investments in Ceský Mobil a.s. as they may be required. TIW Czech N.V. may also be required to repurchase the shares of a minority holder in Ceský Mobil pursuant to a put option granted by Telesystem International Wireless Corporation N.V. and assigned to TIW Czech N.V. Our portion of the funds required should the put options be exercised is approximately $5 million as at December 31, 2002. If we are unable to provide the required funding, we may suffer dilution of our beneficial equity interest in Ceský Mobil.

     In the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, certain minority shareholders in MobiFon holding in aggregate approximately 21% of the outstanding shares of MobiFon, may require TIWC or, at TIWC’s option, us to make an offer to acquire their shares of MobiFon at a price representing the fair market value of such shares as determined by an independent valuation and shall be payable, at TIWC’s option, in cash or in marketable securities. This right terminates upon an initial public offering of our shares that meets certain criteria. Should such right be exercised, we may not have the necessary cash on hand to pay the purchase price.

Should TIW demand repayments of its advances to us, we may not be able to refinance these advances on comparable terms.

     As at March 31, 2003, our total indebtedness to TIW and its affiliates amounted to approximately $55 million consisting mostly of demand notes at the corporate level of $54.1 million. The demand notes are convertible into shares at the option of TIW and its affiliates subject to certain conditions and based on terms to be established at the date of conversion. Covenants with respect to other debts restrict the ability of our subsidiaries to pay dividends or make other distributions and we do not currently have enough available cash resources to repay the demand notes and the interest thereon. TIW reports a going concern uncertainty in its financial statements. In the event that TIW’s creditors enforce their claim, uncertainty may arise regarding the timing for repayment of these demand notes. Should those demand notes not be converted into shares, any refinancing, if required, may be on terms which are more onerous than that of the current demand notes.

We have a history of operating losses, and may continue to lose money in the future.

Our subsidiary Ceský Mobil has generated substantial operating losses since inception. In addition, while Ceský Mobil currently generates positive cash flow from operations, it has generated negative cash flow from operations in the past and continues to generate net losses. There can be no assurance that our operations will improve their profitability or that they will generate net earnings and enough positive cash flow in the future. The growth of these operations will depend on a number of significant financial, logistical, technical, marketing, legal, competitive, economic and other factors, the outcome of which cannot be predicted. We have sustained significant losses since inception. As of December 31, 2002, we had an accumulated deficit of $32.2 million. Although we generated net income of $13.3 million and $7.3 million for the years ended December 31, 2002 and December 31, 2001 respectively, we incurred net losses of $19.1 million for the year ended December 31, 2000. There can be no assurance that we will be able to sustain or improve profitability in the future. Failure to sustain or improve profitability would adversely affect our ability to service our indebtedness.

Because we will have to allocate substantial amounts of cash to service our debt, we may not have the necessary funds available to properly support our network build-out and operations.

     As of December 31, 2002, we had $828.4 million of consolidated short-term loans and long-term debt including $90.4 million in indebtedness to TIW and its affiliates. A substantial portion of our current operating cash flow must be dedicated to the payment of our debt, which may result in our being unable to pursue favorable business opportunities or expand or accelerate our networks and operations. In addition, our debt service payments may become so high that we have difficulty making those payments. If we fail to pay our debts or other liabilities when due, we would be in default of our payment obligations. This could result in our not being able to continue funding our network build-out and other operations, which could result in our being unable to properly service or retain our existing customers and attract new customers.

The terms of our indebtedness require us or our subsidiaries to meet certain covenants and limit our ability to engage in various transactions, which may hinder our operating and growth strategies.

     We are required to maintain financial ratios and satisfy financial condition tests pursuant to the terms of our indebtedness. A breach under any of the covenants in our debt instruments may result in a default, which may cause our debts to become immediately due at a time when we are unable to pay them. We may not be able to comply with these covenants in the future, and we may not be able to obtain waivers if we breach a covenant in the future. Our inability to draw on our credit facilities may result in our being unable to finance our operations or pursue desirable business opportunities. In addition, MobiFon and Ceský Mobil have uncommitted working capital facilities that the lenders may terminate at any time, and the lenders may refuse any request by MobiFon or Ceský Mobil to draw on these facilities. If these facilities are terminated by the lenders or repayment of outstanding balances is demanded, we may need to obtain additional short-term financing to meet our cash flow needs. Insufficient working capital could result in our being unable to finance the day-to-day operations of our business, which could reduce our revenues and adversely affect the quality of our services.

Our holding company structure may make it difficult to generate cash flows from the operating companies.

     We are a holding company with no material sources of income or assets of our own other than the equity interests that we own in our subsidiaries and operating companies. We conduct substantially all of our operations through such subsidiaries and operating companies. Our cash flow and, consequently, our ability to service our indebtedness depend upon the ability of our subsidiaries and operating companies to pay dividends or otherwise make distributions to us. Our subsidiaries and operating companies are separate and distinct legal entities and will have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to us or to otherwise pay amounts due with respect to our indebtedness or to make funds available for such payments.

     We may be unable to access the cash flow, if any, of our operating companies because:

•	we may not have the requisite control to unilaterally cause such entities to pay dividends to their equity holders;

•	certain of such entities are currently or may become parties to credit or other borrowing agreements that restrict or prohibit the payment of dividends, and such entities are likely to continue to be subject to such restrictions and prohibitions for the foreseeable future;

•	it can be expected that Ceský Mobil will generally reinvest all of its cash flow and that MobiFon will continue to reinvest at least part of its cash flow in their respective businesses in the future; and

•	some of the countries in which such entities conduct business impose legal limitations on the declaration of dividends and tax the payment and repatriation of such dividends or otherwise restrict the repatriation of funds, even though we typically structure our operations to minimize any such tax on such payment and repatriation of funds.

     Although our subsidiary MobiFon has declared and paid dividends in the recent past and has initiated a share repurchase in 2002, we may not be able to generate any significant cash through dividends or other distributions from the operating companies in the near future, and there can be no assurance that we will be able to generate any significant cash flow from the operating companies at any time in the future.

We may not be able to sell or transfer our ownership interests in our operating companies on commercially acceptable terms.

     Our ability to sell or transfer our ownership interests in our operating companies is generally subject to:

•	contractual limitations in favor of strategic partners including, in certain cases, restrictions on sales or transfers, co-sale rights or rights of first refusal, and

•	provisions in local operating licenses and local governmental regulations that, in certain cases, may restrict the transfer of our ownership interests in such operating companies.

     Moreover, we have been required, along with local partners, to pledge our equity interests in certain operating companies to secure credit facilities obtained by those operating companies, and we may be prohibited from or restricted in transferring or otherwise disposing of such equity interests so long as they are pledged as collateral for those credit facilities. In addition our operating companies currently have no publicly traded securities, and there can be no assurance that there will in the future be either a public or private market for the securities of our operating companies. As a result, our ability to liquidate any or all of our investments may be substantially limited.

     Even if any sales are completed, the prices realized on those sales could be less than our investment, and there may be substantial local taxes, currency exchange controls or other restrictions on repatriation of monies imposed on us in the case of any such sales.

Romanian shareholders’ arrangements

     Any issuance, sale or transfer of our shares may trigger rights of first refusal given to shareholders of MobiFon, under MobiFon’s contract of association. Such rights apply to direct sales of our shares and, as long as the shares of MobiFon that we hold represent more than 25% of the fair market value of our assets, to indirect sales. These rights entitle shareholders of MobiFon to purchase a proportionate number of shares of MobiFon held by us upon a sale of our equity shares, at the same proportionate price in the case of cash transactions in our shares, or at the fair market value of the MobiFon shares, in the case of non-cash transactions in our shares. On December 12, 2000, we obtained from Vodafone Europe B.V., a holder of more than 20% of the outstanding shares of MobiFon, a waiver from its right of first refusal under certain circumstances such as future primary issuances of our class A subordinate voting shares and the resale of certain of our shares.

     In consideration for the waiver, TIW agreed with Vodafone that we or our affiliates will control the voting of the shares in MobiFon that we hold. TIW further agreed to directly or indirectly maintain voting control of us except as provided below. TIW also agreed that for so long as Vodafone continues to hold at least 10% of the outstanding equity of MobiFon:

•	Until December 11, 2003, Telesystem International Wireless Corporation N.V. (“TIWC”) will not sell to a third party shares of ClearWave that would convey voting control over ClearWave unless Vodafone is afforded the right to submit an offer to acquire all of TIWC’s interest in ClearWave. If Vodafone submits such an offer, TIWC cannot sell a controlling interest in ClearWave to another party for six months after the Vodafone offer is received except on terms more advantageous to TIWC than Vodafone’s offer.

•	In the event of a change of voting control of ClearWave, TIWC will ensure that Vodafone’s right of first refusal over MobiFon shares will be exercisable for a number of MobiFon shares equal to the greater of

(1)	the number of MobiFon shares determined by the contract of association to be covered; and

(2)	the lesser of (a) the number of such shares required to increase Vodafone’s equity interest in MobiFon to 50.1%, and (b) 30% of MobiFon’s issued equity.

     Vodafone’s right of first refusal continues to apply in respect of any direct transfer of MobiFon shares that we hold or of the shares of our affiliates which own MobiFon shares.

     As a result of these arrangements, third parties other than Vodafone could be discouraged from seeking voting control of us, and any proposed change of control transaction that might benefit our shareholders could be delayed or abandoned. Our ability to grow our business through acquisitions could also be made harder, because Vodafone’s right of first refusal would be triggered if we issued shares for that purpose.

We have to take into account the rights of the minority shareholders in our subsidiaries and our lenders when we make management decisions.

     We have an agreement with Vodafone that provides that major business, financial and technical decisions concerning MobiFon require consensus, with both parties using their best efforts to achieve such consensus. Accordingly, we may need to take into account the views of or compromise with our minority shareholders in reaching decisions on fundamental business and strategic matters with respect to MobiFon. In addition, the existence of these minority shareholders may result in our making management decisions in some cases on the basis of the requirements of one subsidiary independently of the other, instead of from a combined point of view. If we need to enlist co-investors in the future to help fund acquisition opportunities, we may need to enter into agreements that grant these co-investors rights to participate in the management of these businesses.

     The lenders under MobiFon’s and Ceský Mobil’s credit facilities have a number of approval and veto rights over how we operate these businesses. These rights can be used effectively to limit our discretion in managing our operations, for example by requiring us to focus on generating sufficient cash flow to pay principal and interest on our debt and restricting us from making further investments in our business.

We compete with companies that have greater resources than we have and use technologies different than ours.

     The wireless telecommunications industry is highly competitive. A number of large international telecommunications companies are actively engaged in programs to develop and commercialize wireless telecommunications services in both developing and developed countries. In many cases, we will also compete against landline carriers. Most of these companies have substantially greater financial and other resources, research and development staffs and technical and marketing capabilities than we do. We believe that there is increasing competition for additional licenses and increased competition to the extent others obtain such licenses.

Political, economic and social developments may restrict our operations, which could negatively affect our sales and revenues or cause us to discontinue certain of our operations.

     Countries in Central and Eastern Europe have experienced and may continue to experience periods of political instability, including changes of government, and social and labor unrest. In addition, countries in Central and Eastern Europe, including Romania and the Czech Republic, are attempting to make substantial reforms to their economies. We are exposed to greater risks of war, embargoes, expropriation, nationalization with or without compensation, confiscatory taxation, renegotiation or nullification of existing concessions and contracts, corruption, fluctuating currency values, hard currency shortages and currency controls than if our operations were concentrated in North America or countries of the European Union. Due to the implementation of reforms and changes in government infrastructure, it may be difficult for us to enforce any rights we may have or to know if we are in compliance with all applicable laws, rules and regulations. Changes in laws, regulations or governmental policy, or the interpretation thereof, affecting our business activities, including the imposition of price controls and new taxes, may increase our costs or restrict our ability to operate our businesses. Political, economic, social or other developments in these or other emerging markets may cause us to change the way we conduct our business or force us to discontinue our operations altogether.

Rapid technological changes or the adoption of incompatible standards could render our services obsolete or non-competitive.

     We may face competition from new technologies and services introduced in the future. The wireless telecommunications industry is experiencing significant technological change, as evidenced by the introduction of new standards for mobile communications, such as universal mobile telecommunications systems, commonly referred to as UMTS, and generalized packet radio service, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. Such continuing technological advances make it difficult to predict the extent of the future competition we may face. As a result, there can be no assurance that existing, proposed or as yet undeveloped technologies will not become dominant in the future and render the technologies we use less profitable or even obsolete. There can be no assurance that new products and services that are more commercially effective than our products and services will not be developed. Furthermore, there can be no assurance that we will be successful in responding in a timely and cost-effective way to keep up with these developments. Changing our products or services in response to market demand may require the adoption of new technologies that could render many of the technologies that we are currently implementing less competitive or obsolete. To respond successfully to technological advances and emerging industry standards, we may require substantial capital expenditure and access to related or enabling technologies in order to integrate the new technology with its existing technology. We may not be successful in modifying our network infrastructure in a timely and cost-effective manner to facilitate such integration, which could adversely affect our quality of services, our results of operations and our business and prospects.

     Ceský Mobil, has decided not to participate in the auction for licenses giving the right to operate networks using UMTS or other recently developed technologies. The acquisition of these licenses and the build out of these networks by our competitors could make the products and services which our operating companies offer less attractive and consequently have an impact on our revenues and profitability.

Any development or growth on our part could increase our indebtedness and our expenses.

     We have grown rapidly since our inception. As part of our development strategy, we consider development and acquisition opportunities in the wireless telecommunications industry on an ongoing basis and at any time may be engaged in various stages of discussions regarding such opportunities or the increase of our equity participation in our existing operations. Such growth strategy presents the risks inherent to identifying and assessing the value, strengths and weaknesses of development and acquisition opportunities, to evaluating the costs and uncertain returns of building and expanding the facilities for operating systems and to integrating and managing the operations of additional operating systems. Any such growth strategy will place significant demands on our operational, financial and marketing resources and will result in our subsidiaries, operating companies, and us incurring substantial additional indebtedness. In addition to the risks associated with increased leverage, there can be no assurance that we will be able to correctly identify appropriate investment opportunities or successfully manage any businesses we may acquire, or that we will not incur significant unanticipated expenses.

We may not be able to satisfy conditions in our agreements dealing with changes in control.

     Our Romanian and Czech operating companies have entered into senior credit facilities with bank syndicates under which a direct or indirect change of control of such operating companies could trigger default provisions under these borrowing facilities, unless the lenders consent.

If we are unable to secure additional operating licenses on favorable terms, we will not be able to expand our networks throughout Central and Eastern Europe.

     Licenses to conduct wireless operations in each country throughout Central and Eastern Europe are granted to a limited number of companies. Competition for these licenses among us and other wireless telecommunications providers will be intense. We may not have the financial means to compete successfully for these licenses. These licenses may also contain terms that restrict aspects of our operations, such as pricing and marketing, which could decrease our profitability or cause us not to bid for these licenses. If we are unable to secure additional operating licenses on favorable terms, we may fail to expand in Central and Eastern Europe or we may incur substantially increased costs in executing our expansion throughout Central and Eastern Europe.

We may be unable to make acquisitions that would benefit our business, and acquisitions that we do complete may not benefit our business as planned.

     We continuously seek to identify development and acquisition opportunities in Central and Eastern Europe. Pursuing these opportunities involves risks. We may not be able to:

•	Properly identify appropriate investment opportunities;

•	Obtain the financing necessary to consummate such acquisitions; or

•	Correctly evaluate the costs and uncertain returns of building and expanding our facilities.

     Some of our competitors have more experience in consummating acquisitions and greater financial resources than we have, which could make outbidding our competitors for attractive acquisitions in Central and Eastern Europe significantly more difficult for us. We may be unable to successfully integrate and manage the operations of any business we may acquire. These acquisitions could also result in our having to incur additional indebtedness or contingent liabilities, each of which could restrict the operations of our business and negatively affect our financial condition. These activities will place significant demands on our operational, financial and marketing resources and we may not be able to profitably implement this strategy.

We are subject to governmental regulation and licensing requirements, which may increase our operating costs and may dictate where and how we operate.

     Our operations are subject to governmental regulation, which may change from time to time. To date, certain operating companies have been subject to service requirements, restrictions on interconnection of wireless systems to government-owned or private telephone networks, subscriber rate-setting and requirements that the operating companies or development projects complete construction, meet network coverage tests or commence commercial operation of the networks by specified deadlines and other requirements. In addition, licenses may contain restrictions on foreign ownership or share transfers. These restrictions or conditions may be difficult to comply with, particularly given demographic, geographic or other issues in a particular market. Failure to comply with these restrictions or conditions may result in penalties or in the loss or revocation of a license. Furthermore, changes in the regulatory framework may limit the ability to add subscribers to developing systems.

     The ability of our operations to retain and exploit their existing telecommunications licenses and to renew them on favorable terms when they expire is essential to our operations. The governmental agencies responsible for the administration of licenses may, however, unilaterally limit, revoke or otherwise adversely modify the terms of these licenses in the future, and we, along with our operating companies, may have limited or no legal recourse if these events occur. In certain cases, the governmental issuer has explicitly reserved the right to modify certain license terms, to terminate the license in the public interest and to take over the operating company’s network and services in the interest of national security. There can be no assurance that our operations will be able to retain or renew their licenses or satisfy the conditions of such licenses or that the restrictions imposed upon such licenses will permit the commercial exploitation of such licenses, any of which could have a material adverse effect on us.

     We believe that the opportunity to acquire substantial new wireless telecommunications licenses in developed and developing countries will exist only for a limited time. Although our operating companies have obtained certain operating licenses through private negotiations or without having to participate in competitive financial bidding processes, governments of developed and developing countries are increasingly requiring financial bidding for licenses. This requirement has increased the cost of these licenses, and may restrict our ability to obtain additional licenses. Furthermore, relevant governmental authorities may grant additional licenses with respect to the same or different technologies and covering the same geographical areas as the operating companies’ licenses and may preclude us from competing for such additional licenses. The availability of only limited frequency ranges may provide some protection against the issuance of competing licenses.

     Our operations also are subject to laws and regulations governing environmental protection, including requirements for the management, use and disposal of hazardous substances. Such laws and regulations can impose substantial fines and criminal sanctions for violations, and may require us to remediate contaminated soil and groundwater affecting property we operate.

Competition in our markets could increase our churn rates and decrease our average revenue per user, which would adversely affect our operating income.

     Churn rates reflect the number of customers who disconnect or are disconnected from our networks in a given period. An increase in our churn rates may raise our operating costs, as we seek to add a greater number of new customers to maintain our subscriber growth. Our aggressive pricing strategy in the Czech Republic, and the anticipated response to that strategy by our competitors, as well as the recent aggressive pricing strategies of our competitors in Romania, could lead to increased, or more volatile, churn rates as well as lower average revenue per user. The growth of consumer awareness, additional service offerings from competitors and an increased focus on the retail consumer market segment may increase churn rates and reduce average revenue per user.

Because we are unable to thoroughly screen the creditworthiness of potential customers, we may incur fraud and bad debt expenses and recognize less revenue.

     The fraud and bad debt we experience in a given period will directly reduce our net income and cash flow. Our ability to screen applicants for creditworthiness is limited due to the lack of credit reporting agencies or data in Central and Eastern Europe. Our screening processes and gradual restrictions on access to our services in the event of non-payment may not be effective in limiting our fraud and bad debt exposure. Consequently, we may have a large number of customers that are unable to pay their bills on time, if at all.

Our inability to maintain agreements with other telecommunications providers upon which we rely to connect calls originating or terminating outside of our networks may result in an interruption of our service and a possible loss of customers.

     The success of our wireless systems will in some cases depend upon services provided by other telecommunications providers, some of which are our competitors. For example, the operating companies generally require interconnection agreements with national or regional telephone companies in order for their wireless systems to connect with landline telephone systems, and may require the use of other microwave or fiber optic networks to link their wireless systems. Although the operating companies have entered into required interconnection agreements or have interconnection arrangements in place, these agreements and arrangements typically have limited terms and must be periodically renegotiated or renewed. The revocation, loss or modification of any of these existing agreements or arrangements or the failure to obtain necessary agreements or arrangements in the future on terms favorable to the operating company could have a material adverse effect on us.

We are subject to currency exchange risks, which may negatively impact our financial results and may increase our costs to repay our debts.

     Our operations depend, in large part, on the economics of the markets in which we have interests. Those markets are in countries with economies in various stages of development or structural reform, some of which are subject to rapid fluctuations in terms of consumer prices, employment levels, gross domestic product and interest and foreign exchange rates. Many developing countries, such as Romania, have experienced substantial, and in some periods extremely high, rates of inflation and resulting high interest rates for many years. Inflation and rapid fluctuations in interest rates have had and may continue to have negative effects on the economies and securities markets of certain developing countries which in turn may have adverse effects on operations in those countries, including the ability to obtain financing, the ability of subscribers to pay for services provided by the operating companies or the ability to support the growth of such operations.

     The value of our investment in Ceský Mobil is partially a function of the currency exchange rate between the U.S. dollar and the Czech Koruna, its functional currency. The devaluation of the functional currency applicable to an operating company will result in a reduction in the carrying value of our investment in such operating company. Such reduction is accounted for as a reduction of shareholders’ equity until the sale of the investee, at which time the cumulative gain or loss is recorded as part of the gain or loss on sale. In addition, Ceský Mobil reports its results of operations in the local currency, and accordingly, our results of operations will be affected by changes in currency exchange rates between the Koruna and the U.S. dollar. We have entered into hedging arrangements in the Czech Republic to systematically hedge against foreign currency exchange rate risks on portions of our long-term debt denominated in Euro. In certain circumstances, we may decide to accept the inherent currency risk, principally because of the relatively high cost of buying, or the inability to buy, forward cover in currencies of the countries in which we operate. We do not anticipate any near-term changes in management’s objectives and strategies with respect to managing such exposures. Until December 31, 2002, Romania was defined for accounting purposes as a highly inflationary economy and the U.S. dollar, our functional currency, was used as their measurement currency. In 2003, an assessment as to which currency is MobiFon’s functional currency will be made. MobiFon’s borrowings are in U.S. dollars and tariffs are adjusted to account for the effects of the devaluation of the Romanian lei versus the U.S. dollar due to inflation. Consequently, exchange fluctuations have not had a material effect on our consolidated results in the past. However, Romania is currently a second wave European Union accession candidate and it is foreseeable that the Euro will take prominence in Romania in the future. Consequently, depending on the result of our assessment and the progression of Romania towards the Euro, exchange rate fluctuations may have a more significant impact on our results of operations in the future. As a result, we may experience economic loss with respect to our investments and fluctuations in our results of operations solely as a result of currency exchange rate fluctuations. Many of the currencies of developing countries have experienced steady, and at times significant, devaluations relative to the U.S. dollar, and significant exchange rate fluctuations have occurred in the past and may again occur in the future, all of which could have a material adverse effect on us.

     Any revenues operating companies generate will generally be paid to the operating companies in the local currency. By contrast, some significant liabilities of the operating companies, such as liabilities for the financing of telecommunications equipment, may be payable in U.S. dollars or in currencies other than the local currency. As a result, any devaluation in the local currency relative to the currencies in which such liabilities are payable could have a material adverse effect on us. Certain of our investees may have financing arrangements which are governed by financial ratio covenants measured in U.S. dollars or Euros. A devaluation of the local currency to the U.S. dollar or the Euro could result in a failure to meet certain of these financial ratios. In the event that such ratios are not met and the financial ratio covenants are not renegotiated or waived, there could be an acceleration of certain of the debts of such affiliates.

Because any future investment by us may be limited to a minority interest, we may not be able to determine or influence significant decisions of the businesses in which we invest.

     In some cases, we may need to take minority interests in our operations because either applicable laws limit foreign investors to minority equity positions or the financial resources required to make bids for large market licenses have resulted in us joining consortia to pursue such opportunities. Our strategy is to obtain influence through board of directors and management representation, supermajority voting requirements, veto rights and financial controls, although we are not always successful in obtaining such rights.

     Though we have not taken any minority voting positions as of the date of this annual report, we may take such positions in the future which could preclude us from controlling such entities and implementing strategies that we favor, including strategies involving the expansion or development of projects or the pursuit of certain financing alternatives. We may also be unable or unwilling to provide additional equity to minority-owned affiliates, which would result in the dilution of our equity interest or a significant impairment or loss of the value of our investment. We may depend on our partners to construct or operate projects. There can be no assurance that such partners will have the same level of experience, technical ability, human resources and other attributes that we possess or that the projects require. Any such partners may have conflicts of interest, including those relating to their status as a provider of goods and services to the operating company. In addition, we may be unable to access cash flow, if any, of our operating companies.

We may not be able to attract and retain key personnel and adequately staff our operations, which could impair the execution of our business plans.

     Our success and our growth strategy depend in large part on our ability to attract and retain key management, marketing, finance and operating personnel, both at holding and operating company levels. There can be no assurance that we will continue to attract and retain the qualified personnel needed for our business. In addition, the loss of the services of one or more members of our senior management team could have a material adverse effect on us.

     We rely initially on expatriate personnel as operations at the country level are established, while training local personnel to assume most management positions as soon as practicable. We fill some senior executive positions with expatriates supplied by TIW pursuant to support agreements between us and TIW or its subsidiaries. Other senior executive positions are filled with expatriates supplied or recommended by our other strategic partners. Our failure to maintain these agreements or our failure to attract experienced expatriate personnel to live and work in our target markets for extended periods could impair the execution of our business plan because of management’s lack of experience in Central and Eastern Europe and unfamiliarity with our business.

     In addition, none of the members of our supervisory board or our board of management or those of MobiFon or Ceský Mobil have entered into any agreement with either of such companies that restricts any such member from leaving such company. The chief technology officer of MobiFon is an appointee from and employee of Vodafone Europe B.V., and may return to Vodafone at any time.

Our controlling shareholder may transfer its interest in us to a third party in a transaction that does not require your consent and in which you will not receive a control premium for your shares.

     If TIW receives a third-party offer to purchase our shares that it holds, it might not have the obligation to require the prospective purchaser to extend such offer to you or any of our other shareholders. Because any sale by TIW may be in a private transaction, TIW may receive a control premium on the sale of our shares that will not be realized by you.

TIW, our controlling shareholder, may be in direct or indirect competition with us and, as a result, may prohibit us from pursuing beneficial business opportunities.

     TIW and its other affiliates are in the business of developing and operating international wireless telecommunications businesses, including businesses that use the same or similar technologies or provide the same services as our existing and potential operations. As a result, TIW’s and its affiliates’ interests may conflict with ours or preclude us from taking advantage of potential expansion opportunities. As a result, we may not be able to expand our business in certain parts of Central and Eastern Europe.

Our class A subordinate voting shares are not listed on a stock exchange and there can be no assurance that we will be able to obtain approval for any such listing.

     There is currently no market on which to trade the class A subordinate voting shares and there can be no assurance that an active market will ever develop or be maintained for our shares.

If listed, the trading price of our class A subordinate voting shares may decline due to reasons unrelated to the performance of our business.

     The market price of our class A subordinate voting shares is likely to be volatile and could be subject to wide fluctuations in response to factors relating to our particular business and the region where we operate, such as:

•	Political and social developments in Central and Eastern Europe.

•	The award of new licenses to our competitors.

•	Announcements of technological innovations or new wireless services by our competitors.

•	Changes in the trading prices of our class A subordinate voting shares on any exchange where they will be traded.

     Regardless of the performance of our business, this volatility could adversely affect the market price of our class A subordinate voting shares, which may affect your ability to recognize a return on your investment.

If we do not comply with the Foreign Corrupt Practices Act (United States) or the Corruption of Foreign Public Officials Act (Canada), we and our officers and the members of our board of management or our supervisory board may become subject to monetary or criminal penalties.

     We are subject to the U.S. Foreign Corrupt Practices Act (United States) and the Corruption of Foreign Public Officials Act (Canada), which generally prohibit companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business. We will take precautions to comply with the Foreign Corrupt Practices Act (United States) and the Corruption of Foreign Public Officials Act (Canada), including adoption of formal compliance policies. However, these precautions may not protect us against liability under the Foreign Corrupt Practices Act (United States) or the Corruption of Foreign Public Officials Act (Canada), particularly as a result of actions that may be taken in the future by agents and other intermediaries through whom we may have exposure under the Foreign Corrupt Practices Act (United States) or the Corruption of Foreign Public Officials Act (Canada) even though we may have limited or no ability to control such persons.

Because of our articles of association and our organization under Dutch law, you may find it difficult to pursue legal remedies against the members of our supervisory board or board of management.

     Both our articles of association and our corporate affairs are governed by Dutch corporate law. The rights of our shareholders and the responsibilities of the boards that direct our affairs are different from those established under the statutes and judicial precedents of the United States and Canada and other jurisdictions. You may find it more difficult to protect your interests against actions by members of our supervisory board or board of management than you would if we were a U.S. or Canadian corporation. Furthermore, under our articles of association, we have indemnified the members of our supervisory board and our board of management against liabilities resulting from proceedings against such members in connection with their membership on either board, if such member acted in good faith and in a manner he believed to be in our best interests.

Because judgements of Canadian or U.S. courts are not directly enforceable in The Netherlands, you may find it more difficult to enforce your rights than if we were a Canadian or U.S. company.

     Judgments of Canadian or U.S. courts including judgments against us, the members of our supervisory board and our board of management or our officers that are predicated on the civil liability provisions of the applicable securities laws in Canada or the United States are not directly enforceable in The Netherlands. Even if you prevail in a claim in a Canadian or U.S. court, you may find it difficult or impossible to enforce your rights in The Netherlands. Furthermore, you may find it difficult or impossible to effect service of process on the members of our supervisory board and our board of management, our officers and others connected to us.

If we are not able to obtain qualified subcontractors, equipment or sites on a timely or cost-efficient basis, we will be unable to build out and operate our networks as planned.

     The operating companies in which we invest typically require substantial construction of new telecommunications networks and additions to existing wireless networks. Construction activity will require the operating companies to obtain qualified subcontractors and necessary equipment on a timely basis, the availability of which varies significantly from country to country. Construction projects are subject to cost overruns and delays not within the control of the operating company or its subcontractors, such as those caused by acts of governmental entities, including failure to issue required permits with respect to siting and other matters, financing delays and catastrophic occurrences. Delays also can arise from design changes and material or equipment shortages or delays in delivery. The successful build-out of our wireless networks will also depend on the lease or acquisition of sites for the location of cells or transmission equipment. The site selection process may require obtaining zoning variances or other state and local governmental permits for certain of such sites. There can be no assurance that lease or acquisition agreements will be negotiated on terms favorable to our operations or that necessary permits and approvals will be obtained. Accordingly, there can be no assurance that the operating companies will be able to complete current or future construction projects for the amount budgeted or within the time periods projected, or at all.

     Failure to complete construction for the amount budgeted or on a timely basis could jeopardize subscriber contracts, franchises and licenses and could have a material adverse effect on us. In particular, telecommunications licenses often are granted on the condition that network construction be completed or commercial operations be commenced by a specified date. Failure to comply with these deadlines could result in the loss or revocation of the licenses.

Concerns about radio frequency emission may lead to increased regulation or discourage the use of cellular telephones, which could result in our having to change our business plan or reduce our subscriber revenues.

     Media reports have suggested that certain radio frequency emissions from cellular telephones may be linked to certain medical conditions such as cancer. In addition, certain interest groups have requested investigations into claims that digital transmissions from handsets used in connection with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. There can be no assurance that the findings of such studies will not have a material adverse effect on our business or will not lead to governmental regulation. The actual or perceived health risks of wireless communications devices could adversely affect wireless communications service providers, including our operating companies, through reduced subscriber growth, reduced network usage per subscriber, threat of product liability lawsuits or reduced availability of financings to the wireless telecommunications industry.

This annual report contains forward-looking statements and information relating to our business, our industry and us that may not be realized.

     All statements other than statements of historical facts included in this prospectus are forward-looking statements. When we use words such as believe, intend, expect, anticipate, project, estimate, predict and similar expressions, we intend to identify forward-looking statements. These forward-looking statements, which include statements contained in sections entitled “Risk Factors”, “Operating and Financial Review and Prospects” and “Information on the Company”, are based on information currently available to us and are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in or implied by, these forward-looking statements.

     These risks, uncertainties and other factors include: changes in economic, political and social conditions; changes in government regulations; changes in technology and the development of new technology; foreign currency fluctuations; competition; and the availability, terms and deployment of capital. Our risks are more specifically described elsewhere in this section. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected.

We may also be subject to other risks that we cannot predict.

     Our future performance may also be affected by other factors such as competitive pressures, government actions relating to our licenses resulting from factors out of our control or our ability to negotiate license requirements, technological changes, local taxes, devaluation of local currencies, recession and inflation.

ITEM 4 — INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

     We are a leading provider of wireless telecommunications services in Romania through MobiFon and a rapidly growing wireless telecommunications services provider in the Czech Republic through Ceský Mobil. MobiFon received its 900 MHz national license in November 1996 and launched commercial service in April 1997. MobiFon operates in Romania under the highly recognized brand name Connex. Ceský Mobil was awarded a dual 900 MHz and 1800 MHz national license in October 1999 and launched commercial service in the Czech Republic in March 2000 under the brand name Oskar.

     As of December 31, 2002, we had licenses covering 32.7 million persons. We grew at an average of more than 79,400 net new subscribers per month in 2002 and added a total of over 953,000 net new subscribers in 2002. As of December 31, 2002 we had approximately 3,815,000 subscribers which based on our percentage of ownership of MobiFon and Ceský Mobil as of that date represents approximately 1,945,000 equity subscribers. We intend to use our existing operations as a platform from which to pursue new opportunities, including broadening our service offerings through innovative technologies and expanding our presence in the Central and Eastern Europe.

     We were incorporated under the laws of The Netherlands on September 17, 1999, under the name TIW Eastern Europe N.V. to hold TIW’s wireless telecommunications interests in Central and Eastern Europe. On May 30, 2000, we changed our name to ClearWave N.V. TIW transferred its beneficial equity interests in MobiFon and Ceský Mobil to us in October 1999. Our principal executive office is located at World Trade Center, Strawinskylaan 707, 1077 XX Amsterdam, The Netherlands, and our telephone number is 31 (20) 305.09.80. Our executive office is located at Ceský Mobil, Vinohradská 167, 100 00 Prague 10, Czech Republic, and our telephone number is 420-2-7117-1111. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, NY, 10011, (212) 894-8500.

     The following table sets forth, by segment, the progression since 1998 in the number of subscribers and equity subscribers.

	December 31,

	2002		2001	2000	1999	1998

MobiFon
Subscribers	2,635,000		2,003,600	1,171,800	702,100	325,300
Equity Subscribers(1)	1,644,400	(2)	1,272,300	690,200	384,000	201,700
Ceský Mobil
Subscribers	1,179,800		858,400	301,700	—	—
Equity Subscribers(1)	272,500		191,500	65,200	—	—
Total
Subscribers	3,815,000		2,862,000	1,473,500	702,100	325,300
Equity Subscribers(1)	1,944,800		1,463,800	755,400	384,000	201,700

(1)	Equity subscribers represent our ultimate proportionate ownership in subscriber figures of our operations, based on our equity ownership percentage in such operations.

(2)	During the fourth quarter of 2002, we tendered, as part of a share repurchase initiated by MobiFon, an aggregate of 6,460,250 shares of MobiFon for total cash consideration of $24.6 million, bringing our ownership in MobiFon to 62.4%. Other shareholders of MobiFon have until June 30, 2003 to tender their shares in the share repurchase which may cause our ownership interest in MobiFon to increase. On March 19, 2003 we closed the sale of 11,135,555 shares of MobiFon for total cash consideration of $42.5 million. Following the share repurchase and the sale, our ultimate ownership of MobiFon is expected to vary between 56.6% and 57.7% depending on the extent of the participation of other MobiFon shareholders in the share repurchase. As a result, our equity subscribers on a pro forma basis as at December 31, 2002 for Romania may vary between 1,491,410 and 1,520,395.

     Romania. MobiFon was the first GSM operator to launch services in Romania and offers a full range of voice services as well as advanced data applications. MobiFon serves its customers on its state-of-the-art network, which covers approximately 97% of the population and all major highways in Romania. During the twelve months ended December 31, 2002, MobiFon added 631,600 net subscribers, an increase of 32% from December 31, 2001. MobiFon grew at a rate of 52,600 subscribers per month in 2002 and had 2,635,200 subscribers at December 31, 2002, up from 2,003,600 at the end of 2001. Our reports indicate that this represents a 53% market share. Since launching service in April 1997, MobiFon has developed an exceptional track record both in terms of subscriber growth and financial performance. MobiFon achieved operating income before depreciation and amortization break-even in the third quarter of 1998, 17 months after launch of services. It recorded an operating income before depreciation and amortization of $231.6 million in 2002, a 24% increase over the $186.4 million recorded in 2001.

     Czech Republic. Ceský Mobil received the third national GSM license in the Czech Republic in October 1999. Ceský Mobil is committed to compete not only in traditional voice services, but also in new technologies such as (i) general packet radio service or GPRS, an evolved technology that permits increased high-speed wireless Internet access and data transmissions, and (ii) wireless application protocol or WAP, a technology that allows direct Internet access through cellular devices. When Ceský Mobil launched commercial service in March 2000, its network covered 50% of the Czech Republic’s population, including all major Czech cities. Ceský Mobil achieved 98% population coverage by December 31, 2000, in advance of its mid-2001 license requirement. The Czech Republic cellular market grew during 2002 by 1,635,000 subscribers, or 23%, to a total of 8,581,000 subscribers, representing a penetration rate of 84.2% of the population. With the addition of 321,325 net subscribers in 2002, representing a 37% increase since the beginning of 2002, Ceský Mobil continues to be one of the fastest growing start-up cellular operators in Central and Eastern Europe. It reached 1,179,800 subscribers as at December 31, 2002.

BUSINESS OVERVIEW

Strategy

     We seek to be a leading provider of wireless telecommunications services in Central and Eastern Europe. We are implementing the following strategies to achieve this objective:

     Developing leading brand names through innovative marketing programs. We believe establishing strong brand names is essential to our success in Central and Eastern Europe. As such, we have developed easily-remembered and familiar-sounding brands that embody accessible technology and good value. We use advertising, event marketing and direct mail techniques to saturate our markets with our brands and promote high levels of brand awareness. We intend our branding to convince customers that our offerings are the most effective, affordable and accessible cellular services for their everyday needs.

     Offering simple and competitive pricing plans. We offer simple pricing plans that are designed to compare favorably to the prices offered both by our Romanian and Czech wireless competitors and by wireless operators in neighbouring markets. In Romania, our services are also priced to be competitive with the fixed line services of RomTelecom, the national fixed line telephone company. Our rates for making in-country long distance calls historically have been cheaper than RomTelecom’s fixed line rates at certain times of the day, which encourages customers to use wireless instead of fixed line phone service.

     Tailoring our marketing, distribution and customer care strategies to suit local markets. We believe that each market requires different marketing, distribution and customer care strategies based on a number of factors, including:

•	The number of wireless operators;

•	The timing of our entrance into the market versus that of our competitors;

•	The pricing structures of our wireless competitors and the fixed line operator; and

•	Local subscriber profiles.

     Our local management teams evaluate the competitive environment of each market in light of these factors and determine the appropriate marketing and distribution strategies and level of customer service.

     Deploying and operating high-quality networks in our territories. We deploy high quality networks to provide our customers with service that is equivalent to the service provided by competing operators. We actively monitor the performance of the network to determine areas of local network congestion where additional network capacity is required. We also continuously work with the local regulatory authorities to acquire additional channels and spectrum when necessary, which allows us to increase network capacity to accommodate growth of subscribers and traffic.

     Introducing advanced data-related services that will allow users to engage in mobile commerce. We plan to continuously upgrade our networks to ensure that we are able to provide advanced value-added data transmission and wireless Internet access. We believe that the current worldwide trend towards the convergence of technologies, such as personal computing and cellular telephony, will facilitate the widespread use of wireless devices to provide Internet access. We intend to capitalize on our platforms to offer such wireless services through technologies which include general packet radio service and wireless application protocol.

     Capitalizing on our existing operations to expand our presence in Central and Eastern Europe. We currently have wireless licenses and operations in Romania and the Czech Republic and are reviewing other wireless opportunities in Central and Eastern Europe. We believe that a substantial presence will allow us to take advantage of operational synergies and economies of scale. For example, our operating companies share information and services, techniques and marketing strategies, and the negotiation of supply contracts for network and subscriber equipment from major equipment vendors. Similarly, we employ best practices and benchmarking techniques across our systems to continually develop and improve our performance. We also believe that developing a significant wireless presence in Central and Eastern Europe would enhance our strategic value. We intend to continue to evaluate acquisition, joint venture, strategic alliance and start-up opportunities throughout Central and Eastern Europe, and to bid for additional licenses as they become available in markets we believe are attractive.

ORGANIZATIONAL STRUCTURE

     The following chart summarizes the equity interests we hold, directly and indirectly, in each of MobiFon and Ceský Mobil as at December 31, 2002, unless otherwise specified. Percentages in brackets represent the voting interests we hold where they differ from the equity interests we hold. The chart omits certain holding companies.

(1)	Equity interest

(2)	Voting interest

(3)	As at April 30, 2003. During the fourth quarter of 2002, we tendered, as part of a share repurchase initiated by MobiFon, an aggregate of 6,460,250 shares of MobiFon for total cash consideration of $24.6 million, bringing our ownership in MobiFon to 62.4%. Other shareholders of MobiFon have until June 30, 2003 to tender their shares in the share repurchase which may cause our ownership interest in MobiFon to increase. On March 19, 2003 we closed the sale of 11,135,555 shares of MobiFon for total cash consideration of $42.5 million. Following the share repurchase and the sale, our ultimate ownership of MobiFon is expected to be between 56.6% and 57.7% depending on the extent of the participation of other MobiFon shareholders in the share repurchase.

(4)	As at March 31, 2003. Capital contributions funded prior to year end but formalized in the first quarter of 2003 increased TIW Czech N.V.’s ownership in Ceský Mobil a.s from 95.5 to 96.3%.

     ClearWave Holdings B.V. and TIW Czech N.V. are organized under the laws of the Netherlands. MobiFon S.A. and Ceský Mobil a.s. are organized, respectively, under the laws of Romania and the Czech Republic.

Operations

     The following table sets forth our operations and interests and certain information related thereto, as of December 31, 2002, unless otherwise specified.

			Licensed
		Start-up	Population		Corporation	Equity
		date of	Coverage	Total	Ownership	persons	Equity
	Technology	Operations	(in millions)	Subscribers(1)	(%)	(in millions)	Subscribers(2)

Romania	GSM	Q2 1997	22.4	2,635,200	62.4 (3)	14.0	1,644,400 (3)
Czech Republic(4)	GSM	Q1 2000	10.3	1,179,800	23.1	2.4	272,500
Total			32.7	3,815,000		16.4	1,944,800

(1)	As of December 31, 2002, unless otherwise specified. Figures include 1,693,987 prepaid subscribers in Romania and 760,014 in the Czech Republic but exclude internet subscribers.

(2)	Proportional operational data represent the combination of ClearWave’s ultimate proportionate ownership in each of its subsidiaries and is not intended to represent any measure of performance in accordance with generally accepted accounting principles.

(3)	During the fourth quarter of 2002, we tendered, as part of a share repurchase initiated by MobiFon, an aggregate of 6,460,250 shares of MobiFon for total cash consideration of $24.6 million, bringing our ownership in MobiFon to 62.4%. Other shareholders of MobiFon have until June 30, 2003 to tender their shares in the share repurchase which may cause our ownership interest in MobiFon to increase. On March 19, 2003 we closed the sale of 11,135,555 shares of MobiFon for total cash consideration of $42.5 million. Following the share repurchase and the sale, our ultimate ownership of MobiFon is expected to be between 56.6% and 57.7% depending on the extent of the participation of other MobiFon shareholders in the share repurchase. As a result, our equity subscribers on a pro forma basis as at December 31, 2002 for Romania may be between 1,491,410 and 1,520,395.

(4)	Through an intermediate holding company, we have voting control of Ceský Mobil.

Market Opportunity

     Europe represents one of the world’s largest wireless communications markets, with, according to EMC World Cellular Database, approximately 35.6% of the 1,135.4 million cellular subscribers worldwide as of December 2002. Since 1996, the European cellular market has grown, according to EMC World Cellular Database, at a compound annual growth rate of 48.8%, from 37.7 million subscribers in 1996 to 403.9 million in 2002. As a result of this rapid growth, the European market is now almost three times as large as the USA/Canada market, based on number of subscribers.

     The universal GSM standard in Europe, established by the European Telecommunications Standards Institute, as well as the “calling party pays” approach and the early adoption of pre-paid packages, have contributed to this significant growth. The creation of a single open standard and the large market size has fostered significant competition among network equipment providers, which has driven down the costs associated with network deployment and handsets. The wireless operators have been able to pass these savings directly to consumers through reducing both handset and service plan prices. European wireless service providers are also rapidly adding data transmission, multimedia and Internet applications to their networks, which are expected to contribute to future growth.

     While the majority of the growth in Europe has historically occurred in the Western European markets which are now close to saturation, growth has accelerated in some countries in Central and Eastern Europe in recent years. The wireless communications market in Central and Eastern Europe grew at a compound annual growth rate of 91.3%, from 1.5 million subscribers in 1996 to approximately 76.0 million in 2002. During 2002, according to EMC World Cellular Database, wireless markets in Central and Eastern Europe added 25.2 million cellular subscribers, representing an annual growth rate of 49.6%. In comparison the wireless market in Western Europe grew at a rate of 8.9% in 2002. Despite this accelerated growth in subscribers, the penetration rate in Central and Eastern European countries wireless markets lags behind that of Western European markets with penetration rates as at December 31, 2002 of 4.1% in Belarus to 90.4% in Slovenia in Central and Eastern Europe and of 61.6% in France to 104.1% in Luxembourg in Western Europe. We believe this further highlights the growth potential of Central and Eastern Europe. As at December 31, 2002, the penetration rates in Romania and the Czech Republic were respectively 22.3% and 84.2%.

     There is a growing trend in certain countries for mobile phone users to subscribe to services of more than one operator for the same region through the use of a single handset but different subscriber identity module cards commonly referred to as “SIM cards”. This trend suggests that penetration rates could expand beyond the 100% mark since penetration is calculated based on number of subscriptions to cellular services rather than number of persons using cellular services.

     In addition to the growing demand for traditional voice services, we believe that many markets in Central and Eastern Europe will embrace data transmission and Internet-based services via technologies such as general packet radio service and Enhanced Data GSM Environment (EDGE).

     We believe that several other factors make Central and Eastern Europe attractive for wireless telecommunications services, especially as a substitute for traditional fixed-line services:

1.	the region typically has relatively less developed fixed-line telecommunications systems than Western Europe. For example, according to the 2001 Annual Report of the Greek telecommunications company OTE, Romania had fixed-line penetration of approximately 18.8% as at January 1, 2002 and the Czech Republic had fixed-line penetration of 36%, versus 58% in the United Kingdom;

2.	waiting lists for the installation of fixed-line phones can be lengthy. In Romania, the estimated waiting time for a domestic-only fixed-line phone was 2.7 years at the end of 2001 (with 580,000 persons on the waiting list), with a longer wait for an international line. In the Czech Republic, although waiting list periods have declined over recent years to an average of one month in 2002, a negative perception of fixed line service persists.

     The cost to consumers of wireless service is becoming increasingly competitive with fixed-line rates. For example, during peak hours, MobiFon’s average price per minute under certain plans for business customers and other high-end users is less than that of the national fixed-line phone company for national long-distance calls.

     The telecommunication market deregulation which became effective on January 1, 2003 in Romania has caused the entrance of new players in the Romanian telecommunications industry. New technology and data networks will be used by these new players to capture a share of international, fixed and fixed-wireless voice revenues, mostly from the business segment of the market. Thus, our revenue market share may be adversely affected by this increased competition. In addition, deregulation may result in increased pressure on pricing and profit margins for some revenue streams. Expanding our services portfolio will allow us to protect our revenue and exploit other areas of communication connectivity such as international incoming calls. Also, MobiFon intends to offer packages to its business customers providing custom solutions that integrate mobile and fixed voice communication together with mobile and fixed data transmission.

Products and Services

     We currently offer GSM and GPRS (General Packet Radio Service) wireless services as well as data services. Our service packages offer users a variety of practical, simple services and are priced competitively with the service packages of the other operators in our markets. We also sell handsets and offer customers access to web-based services via their handsets.

Basic and Value-added Voice Services

     We provide basic voice services for wireless telephone communications over a GSM network. As with the rest of Europe, we follow the “calling party pays” model in billing. We supplement these basic voice services with a range of value-added services, many of which are standard in each of our service packages. These additional services include voice mail, short messaging system, international roaming and call management capabilities such as call forwarding, call waiting, call hold, call barring, conference calls and caller identification. In most cases, we were the first cellular wireless operator to introduce these value-added services in Romania.

     Both in Romania and the Czech Republic, based on short messaging system, we developed a wide range of entertainment services, some of them unique on the market, targeting mostly the youth segment. We provide, among other things, the ability to chat, to play games, to read horoscopes and to send voice quotes from one phone to another. Personalization of handsets through ring tones and logos is also available. Revenues and penetration of short messaging service is stimulated by the continuous introduction of innovative SMS-based services and promotions.

     In Romania we began the implementation in 2002 of partnerships with third—parties, on a revenue sharing model, to provide services based on interactive voice response systems and short messaging systems. These value added services marketed by our partners and including mostly entertainment services started to represent a growing revenue potential from the Romanian market in 2002.

Data, Internet and Advanced Messaging Services

     We offer a range of data applications, including (1) wireless application protocol commonly referred to as WAP, (2) general packet radio service commonly referred to as GPRS, and (3) basic data and fax transmission.

     Wireless application protocol-enabling technologies permit the deployment of data applications, including the ability to access e-mail and the Internet. WAP allows to offer utility services as well as games and other entertainment services. We launched wireless application protocol services at MobiFon on August 1, 2000 and on October 30, 2000 at Ceský Mobil. GPRS permits the transfer of data and use of data services at much faster speeds than current GSM capabilities and represents the next step in the evolution of GSM networks toward third-generation technologies. Possible service capabilities via general packet radio service include remote high-speed Internet and Local Area Network access, high quality audio clips and still image capabilities.

     In Romania, we launched GPRS services at the end of 2001 and currently provide GPRS and Local Area Network access addressing mostly the needs of the business segment, being the segment where we identify the highest interest and potential for vertical applications implementation. We offer at MobiFon a flexible selection of GPRS packages in order to address the many different needs of our customer based and to remain competitive in the market.

     In the Czech Republic we launched GPRS services for our postpaid customers in February 2002 after an innovative trial period in which 150 users of GPRS technology participated. These 150 participants thoroughly tested and used our GPRS offering and continued to provide technical support to other users. This was enabled through a dedicated website where these 150 ‘technoid’ users could converse with one another and on an additional website where they could converse with the public at large about their GPRS experiences with our service. On January 27, 2003, Ceský Mobil launched GPRS services also for prepaid subscribers. Ceský Mobil currently has over 40 000 activated GPRS subscribers. In February 2003, Ceský Mobil launched Oskar GPRS Connect services which enable our business subscribers to access their corporate networks via a secure GPRS connection.

     Using WAP, GPRS and also SMS we offer our customers a variety of Content Services enabling them to gather information such as weather reports, traffic reports, lottery results and news headlines, access entertainment applications, and to perform banking transactions from a handset. These services are typically offered in partnership with 3rd party Content Providers on a revenue-sharing basis. We earn revenues on these services by charging not only for access to these services but also for the content that they provide.

     In the Czech Republic, Ericsson provides general packet radio service functionality with dedicated platforms serving the interconnected general packet radio service support node, gateway general packet radio service support node and packet control unit, and Siemens provides our wireless application protocol infrastructure. At MobiFon, GPRS functionality is provided by Siemens with dedicated platforms SGSN (Serving GPRS Support Node) and GGSN (Gateway GPRS Support Node), and Ericsson provides the wireless application protocol platform.

     MMS, a Multi Media Messaging Service which enables users to send and receive pictures, sounds and animations in addition to text, is being deployed throughout Europe. In the Czech market our competitors introduced MMS in late 2002. We are readying the infrastructure for this service and expect to launch it in both the Czech Republic and Romania in 2003.

     Our GSM technology can migrate easily to provide advanced wireless data services, either by deploying further enhancements to GPRS, such as faster coding schemes, and/or introducing EDGE, a technology upgrade to the GSM standard that the European Telecommunications Standards Institute has standardized. EDGE, which has been deployed in North America and Asia, enables data to travel at the same speed as that of the first phase of third-generation technology, and thus could allow GSM operators who do not have third-generation licenses to compete with operators that do. Older wireless technologies are not as flexible and cannot offer similar services as easily.

     In Romania, we currently offer dial-up Internet access nationally and are currently the largest internet service provider in Romania with more than 200,000 dial-up customers. We also offer dedicated internet access and virtual private network data services to the business segment of the market and we have more than 2,000 dedicated access and virtual private network ports. In response to the needs of our customers we have developed some specific added value services such as virtual private dial-up network, web hosting, server collocation and Connex Netzone, the first Wireless Local Area Network (WLAN) service launched in Romania.

     MobiFon has developed a wide range of data services for both business and individual customers. For businesses we offer internet dedicated access, virtual private networks, quality fixed voice access running on customer data infrastructure, frame relay access, dial-up gold, dial-up ISDN, virtual private dial-up networks, WLAN, web hosting and server collocation. For individuals we offer pre-paid dial-up, domain name registration and various services delivered and included within our “myX Portal” package.

Handsets

     We sell a broad selection of high-quality handsets. We currently offer multi-mode handsets manufactured by Sony-Ericsson, Mitsubishi, Motorola, Nokia, Siemens and Alcatel and expect to offer handsets from more manufacturers as they become available. We offer dual-mode and tri-mode handsets, which can operate on the GSM 900, GSM 1800 and GSM 1900 networks. These multi-mode handsets allow us to offer our customers roaming across a number of GSM networks in North America, Europe and Asia.

     The handsets have many advanced features, including word prompts and easy-to-use menus, one-touch dialing, multiple ring settings and call logs. Handsets may also be programmed to allow us to offer value-added services, such as voice mail, call waiting, call forwarding, call barring, conference calling and caller identification. In certain cases our handsets are enabled for WAP, GPRS, MMS, EMS and/or Java. All the handsets we are selling are phase 2/2+ compliant and support OTA in order to help us introduce new value added services to our customer base.

     Our historical policy generally has been to limit the extent to which we subsidize the cost of handsets. We believe that the lack of significant handset subsidies contributes to reduced churn, as the incentive to switch operators to obtain a more modern handset at a subsidized rate is reduced. In addition, the lack of a complete handset subsidy accelerates our per subscriber payback period, which recently in both Romania and the Czech Republic has been reached in approximately three months, and decreases the cost of subscriber acquisition. Furthermore, we believe that a non-subsidized handset reduces the likelihood of bad debt because those users who can cover the full cost of a handset are also more likely to be able to pay their bills.

     We intend to continue where feasible our practice of minimally subsidizing handsets. Currently, we do not subsidize handsets for new acquisition of prepaid consumers. However, we may subsidize handset costs in some of our service packages as part of our initiative to promote new technologies and gain market share. Also, in Romania, we may have to match any future introduction of increased handset subsidies by our three competitors there, which could affect our subscriber payback period and increase the cost of subscriber acquisition. Furthermore, as the third GSM market entrant in the Czech Republic, we may subsidize handset costs in some of our service packages as part of our initiative to gain market share. We have partially offset handset subsidies in the Czech Republic through a reduction in distribution costs, made possible by our direct sales and delivery network.

Service Packages and Pricing

     We tailor our service packages to be competitive and simple to understand and to allow each customer to choose a package that suits his or her usage requirements. We bill customers for post-paid service, that is, via monthly bills rendered after the service is provided, on the basis of either per-second, and in some cases per-minute, rates or a packaged-minute plan. Customers can also choose to subscribe to our service under pre-paid packages, whereby a customer may purchase an airtime card that gives him or her calling time equivalent to the amount paid for the card. Our pricing strategies depend on the competitive environment, the subscriber profiles and the regulatory requirements in each of our operating markets.

Post-paid and Pre-paid Service Plans

     Post-paid service. We offer a number of post-paid cellular service packages that are targeted to specific types of subscribers and their expected usage patterns. These packages often include a specified number of minutes, as part of the monthly fee, with an overcall rate charged after such minutes are used. GSM roaming is available to subscribers traveling in other countries where we have signed roaming agreements with the local GSM operators. When roaming on a foreign GSM network, the subscriber is charged for the service of relaying the call internationally and for the actual number of minutes used. The per minute charges are at the rates charged by the local GSM operator plus a margin.

     Pre-paid service. We offer pre-paid cellular pricing packages to enable customers who prefer a pre-payment option or whose credit profiles do not qualify for post-paid service, to take advantage of our wireless services. Pre-paid service requires no contract and no monthly fee. The customer purchases an airtime card that gives him or her calling time equivalent to the amount paid for the card, and the customer can easily access further airtime by purchasing additional airtime cards. As of December 31, 2002, pre-paid subscribers accounted for 64% of each of our Romanian and Czech Republic subscriber bases, as compared to 63% and 71% respectively as of December 31, 2001. Pre-paid customers accounted for 68% and 46% of the net added subscribers in Romania and the Czech Republic, respectively, during the twelve-month period from December 31, 2001 to December 31, 2002. We began offering pre-paid service in the Czech Republic on April 19, 2000.

     In line with our strategy of offering diversity and flexibility to our customers, with a focus on increased profitability, in Romania we introduced in 2002 the first innovative airtime recharging mechanism for voice and data pre-paid customers, available at the points of sales and the ATMs of the largest bank in Romania. Ceský Mobil also has a recharging system available at numerous ATMs in the Czech Republic. The main benefits of the e-voucher system are the wide range of the credit values, its 24 hour availability and the reduction of the costs associated with production and distribution of plastic recharging cards.

Pricing

     We believe that our pricing structures compare favorably to the prices offered both by our Romanian and Czech wireless competitors and by wireless operators in neighboring markets. In Romania, our services are also priced to be competitive with the fixed line services of RomTelecom, the national fixed line phone company. For some post-paid programs, our rates for making in-country long distance calls historically have been cheaper than RomTelecom’s fixed line rates at certain times of the day, which encourages customers to use wireless instead of fixed line phone service.

     MobiFon’s initial launch strategy emphasized feature-rich service offerings that appealed to corporations, governmental agencies and other high-end subscribers. As part of our strategy to address the Romanian retail consumer market, we introduced programs that appeal to specific mass-market segments, based on disposable income research. Consequently, our prepaid portfolio was diversified to attract not only customers who preferred to use the service mainly for incoming calls, but also those customers who could not afford a postpaid program but had a higher propensity to make outgoing calls. On the postpaid side, we introduced low-end programs, with affordable monthly fees and flexible per minute rates, stimulating usage during non-peak hours, week-ends and/or for certain destinations. Our pre-paid products, together with the post-paid programs for the low-end consumer segment, were the major driving force in increasing our acquisition of new subscribers.

     As the third GSM market entrant in the Czech Republic, we initially differentiated ourselves from our competitors through our pricing strategy by aggressively pricing our feature-rich service plans. In the Czech Republic, we estimate that our prices are generally lower than those of our current competitors, Eurotel Praha and T-Mobile, for comparable plans and based on various usage assumptions. Our Czech competitors have already lowered their prices in response to our launch and may further lower their prices in the future. We have designed simplified service packages to provide our subscribers with everyday low pricing. We offer several service packages with per-second billing after the first minute and allow customers to carry over unused minutes for use in the following month. We have also lowered barriers to subscribing to our services by eliminating activation fees.

We offer several post-paid and pre-paid pricing plans targeted at specific market clusters. Two plans, marketed under the names “Write Me” and “Between Us,” are contained in our Czech Republic license and are required to be offered until December 31, 2003. The “Write Me” package is designed for low-usage subscribers who desire wireless access, are high-SMS users and also appreciate the convenience of wireless at affordable rates. The “Between Us” package is designed for subscribers who incur over 300 outgoing minutes of use per month, with the majority of their calls occurring within the Oskar Network. The “Between Us” plan is our only consumer plan that is available as a contract plan. In addition to these plans, and in connection with our new marketing campaigns designed to attract higher value customers in the Czech Republic, we also offer new packages targeted toward high-end users and business subscribers.

Marketing and Distribution

Marketing

     In Romania, our marketing strategy focuses on protecting and growing revenue and profitability from the existing customer base, strengthening leadership by maintaining market share advantage, strengthening brand image and improving customer satisfaction. Taking the advantage of the opportunities offered by the newly deregulated telecom market, Connex has developed a new approach to the business customers designed to protect GSM revenues and capture as much as possible from the potential telecom needs of our high-end subscribes by integrating mobile voice, fixed voice and data in a single concept which we refer to as Integrated Service Strategy.

     A consumer survey we commissioned in November 2002 showed that we achieved a Connex brand awareness level of 95.3% in Romania. The survey revealed that top-of-mind brand awareness was 52% for Connex, versus 43% for Orange. We accomplished such brand recognition through an extensive advertising campaign that focused on brand visibility through television, billboard and magazine advertisements. After having achieved brand awareness in Romania, we are now building on our brand image through various programs and campaigns to ensure brand loyalty.

     In the Czech Republic, we have established brand recognition through extensive use of our advertising icon, Oskar. Our brand is developed around a personality that is friendly, human, and Czech. These attributes are reflected in everything we do, from developing services to designing the layout of our stores. We believe that our brand strategy clearly differentiates us from the other market competitors. In less than two years after launch of operations we had achieved in-country brand awareness which was on par with or exceeded that of the competition but more importantly, Oskar has now achieved brand recognition levels similar to world premiere brands such as Coca Cola. Over the past two years Oskar has positioned itself as an agent of innovation and a leading force behind changes in the Czech mobile market. Oskar has built one of the strongest Czech brands and laid down a new style of communication.

     Having launched with a mass market brand and tagline of “Everybody, Everyday, Oskar has since repositioned its brand to appeal to mid and high value subscribers and the small business market. Oskar has positioned itself as the customer advocate that challenges conventions on behalf of customers.

     A number of MobiFon’s advertising campaigns have won international awards in the specialized fora: in 1999, the award for “best advertising campaign of the year” was granted by the Advertising Association for the image campaign “The future sounds good”; in 2001, Connex was awarded a Golden Drum award for television advertising in the Telecommunications category, granted at the Portoroz Festival; in 2002, at the Cannes 3GSM Conference, the advertising campaign for Connex Play was among the nominees for best marketing campaigns. Since launch, Oskar has won over 45 domestic and international awards. Oskar was also nominated for Best Mobile operator in 2001 and 2002 and Best Branding Campaign in 2001 at the prestigious World Communication Awards.

Distribution

     We tailor our distribution schemes to our service packages and according to our strategic position in our markets.

     In Romania, Connex distributes through 3 channels; a direct sales force that serves the top 6,500 business accounts, a network of corporate stores in strategic cities for consumers and small business and through both exclusive and non exclusive independent distributors. Distribution is also separated by our product offerings — postpaid and prepaid. Exclusive independent distributors distribute both post and prepaid products and services with a heavy emphasis on postpaid (handsets and activations). We have also developed non-exclusive channels with a variety of specialty retail stores and hypermarkets. In addition, prepaid products are distributed through high traffic retail locations such as gas stations, lottery outlets and kiosks. Recent electronic means of recharging prepaid products through Automated Teller Machines have also resulted in partnerships with financial institutions such as Banca Commerciala Romana. As of the beginning of 2003 our distribution network includes 10 corporate stores, more than 750 exclusive postpaid locations and more than 4,700 points of sale for prepaid cards. Also, a special distribution channel was developed for selling data services. Due to the data services characteristics (need for integration in a complete information technology solution, services complexity, high value, need for customized support) we have developed a non-exclusive channel of data partners. Connex Data Partners are national and regional resellers, including system integrators and service providers, who have the resources, skills and assets to meet the demands of the large enterprise and metro markets for integrated information technology solutions.

     In the Czech Republic, Oskar relies on direct channels of distribution to target both consumer and business customers. One of Oskar’s primary channels of distribution is direct delivery. Through this channel, customers can order service packages and handsets over the phone from a fully dedicated telesales team. Delivery to your office or your home is free and expected within 48 hours. Direct delivery allows us to minimize the number of the external parties involved in the sale, build closer customer relationships and reduce acquisition costs by eliminating costs associated with dealers and dealer commissions. Additionally, eliminating intermediaries helps us to maintain standardized distribution processes and procedures and allows us to ensure that every contact with our customers is consistent with the Oskar brand image.

     Oskar also operates a retail channel of distribution through its 38 corporate stores and 2 mobile stores. The larger corporate stores are located in the larger urban centers of the Czech Republic, while the smaller stores focus on providing a physical presence in regional shopping centers and secondary cities. Our distribution strategy in the Czech Republic also includes a team of dedicated sales representatives for larger business accounts and third-party distributors of pre-paid airtime cards.

Customer Care

     We view customer care as an essential element in our strategy and seek to promote our customer focus to minimize customer churn. With our increasing focus on the retail consumer segments in our markets, we are making increasing use of automated customer service that matches the level of service with what customers pay for their subscription. Customers who subscribe to more expensive services receive personalized customer service, while customers who subscribe to more economical packages are served through our interactive voice response unit and through internet access to key features of their account and general information. We have established toll-free customer care call center telephone lines staffed by trained employees to answer inquiries by existing and potential subscribers. We utilize fully integrated, flexible customer care and billing systems to ensure that customer service representatives are fully equipped to deal with customer concerns on a real time basis. We closely monitor customer care calls and use information gathered from these calls to identify and remedy system shortfalls and to customize marketing strategies and pricing and promotional plans.

     As the first GSM entrant in Romania, we established the benchmark quality and service standards for that market. We believe that our customer care initiatives in Romania have been key in allowing us to maintain our low churn rates and high levels of customer satisfaction. Through permanent refining of internal processes, we reached very high levels of productivity in the call center and we make an on-going effort to control the number of calls per customer in a market where the need for education regarding cellular service is still very high. In the Czech Republic we offer customer care options to our subscribers including our extensive and user-friendly “self-care” program which has allowed us to handle large growths in the subscriber base without adding corresponding staff in the customer service group.

Billing

     Billing is governed by the nature of the subscriber’s service package. Our billing and customer care systems are fully convergent. The integration of billing data and customer service information in a single system provides our staff with a comprehensive view of our subscriber’s account. We use an automated collections process, making use of short text messaging services, interactive voice response and voice mail.

     In the Czech Republic, we have chosen a best-in-class billing system that enables us to maintain competitive advantages in the area of flexibility, speed to market, convergence and scalability. Its state-of-the-art flexibility allows the rapid configuration of new products and services and supports innovative discounting and packaging concepts. Multi-tiered tariff schemes, bundling of services and cross-product discounts are all integral parts of this convergent billing solution, which also provides room for expansion into other lines of business. The ability to sort information in this way allows us to further customize our pricing and billing plans, and offer our customers additional value-added services, which we believe will help us increase market penetration and capture market share.

     In Romania, we started a process of replacing our old billing system in mid-2002, as it reached limitations in terms of functionality and it approached capacity limits. The new system is a best-in-class product that will provide maximum flexibility, will allow for rapid configuration of new products and services and will support innovative discounting and packaging concepts. It employs state-of-the-art technology that will provide both GSM/data and prepaid/postpaid convergence, allowing us to offer bundled services and cross-product discounting in a consistent manner across all product lines and payment channels. The new billing system has been in use since November 2002 for new subscribers in parallel with the old solution, which it will completely replace in mid-2003 providing Connex with a significant competitive advantage.

Bad Debt and Churn Management

     Exposure to bad debt is managed through account spending limits. Each operating company’s fraud department reviews billing reports to monitor potential fraud or credit abuse. In Romania, actual bad debt write-offs have historically been fully covered by reserves which, in 2002, amounted to 2.0% of billable revenue. Once customers are deactivated for non-payment, an extended legal collection process is performed, in order to recover losses and increase the level of awareness in the market about the importance of clearing customers’ debt. All of the GSM operators in Romania have access to a shared database of subscribers who have been removed from their network for nonpayment. An individual in this database who wishes to subscribe to our service must pay a deposit.

     To assist in managing and reducing both bad debt and churn levels in the Czech Republic, we have implemented an initial mandatory deposit for any postpaid activation and an account spending limit. With the account spending limit, as a customer reaches 50% and 75% of this limit, he or she is notified that he or she is within the percentage of his or her spending limit. At 100%, the customer is “hotlined,” which prevents him or her from making outgoing calls until the account is brought under the spending limit. As the customer’s creditworthiness is proven, we proactively increase their credit limit (similar to credit card companies) to increase spending and ARPU. New post-paid subscribers who do not pay their invoice have their service restricted five days after the invoice due date. They are removed from our subscribers numbers 31 days after the due date of their invoice. Uncollectible account balances are written off 180 days after their due date. In the Czech Republic actual bad debt write-offs amounted to 7.7% of applicable service revenues in 2000, 5.0% in 2001 and 1.8% in 2002.

     In the telecommunications industry, the term “churn” refers to the rate at which customers leave an operator’s network. This can occur for a number of reasons. In the case of voluntary churn, the customer may decide that he cannot afford the service, move out of the coverage area or decide to subscribe to a competing service. In the case of involuntary churn, post-paid customers who have not paid their bill are, after a period of attempted collection, removed from the network by us. At MobiFon, we include in our churn calculation those pre-paid subscribers whose services we terminated after several months have lapsed since they last placed an outgoing call. MobiFon adjusts the number of months of permitted inactivity based on market practice and currently churns customers after 12 months. At Ceský, our pre-paid churn policy is based upon the amount of time that has elapsed since the customer replenished his account rather than on activity. Churn rates increase our operating costs by forcing us to increase our spending on marketing and incentive plans to maintain current subscribers and continue to attract new ones. A future increase in churn would likely increase our costs in those areas.

     MobiFon’s average monthly churn rate was 2.12% in 2000, 1.68% in 2001 and 1.85% in 2002.

     Ceský Mobil average monthly churn rate, which includes for 2002 subscribers who have had no activity in their account for more than 6 months, was 1.32% in 2000, 1.86% in 2001 and 2.40% in 2002.

Competition

     During the past 10 years, the international wireless telecommunications industry has experienced rapid growth. The continued emergence of new service and bearer technologies and deregulation of the industry in a significant number of countries have created a number of business opportunities and, consequently, led to increased competition and proliferation of services. Pan-American, Pan-European and even global network operators have emerged to leverage economies of scale. Our success will depend on our ability to compete with other wireless telecommunications network operators, particularly with respect to brand recognition, services, pricing, network quality and coverage, management, reliability, marketing and distribution.

     In some instances, our competitors or their principal corporate shareholders have been operating for a number of years in our markets or in other markets for wireless services, are currently serving a substantial subscriber base, have greater name recognition and have significantly greater financial, technical, marketing, sales and distribution resources than those available to us. However, we believe that our brand recognition and pricing strategies will provide us with an edge over these competitors. Although we currently face competition from other forms of telecommunications technologies, we believe that our GSM-based wireless networks should continue to enjoy cost and accessibility advantages over these other technologies.

     Romania. Besides MobiFon, Romania currently has three other licensed mobile operators holding a total of four separate licenses: (1) MobilRom, the other digital GSM 900 operator, (2) RomTelecom, a digital GSM 1800 operator, and (3) Telemobil, a digital CDMA/2000 and an analog NMTP operator using the Nordic mobile telephone protocol.

(1)	MobilRom, majority owned by France Telecom and operated initially under the name Dialog, won its 900 MHz license at the same time as MobiFon in November 1996 and launched its services in June 1997. MobilRom is owned by a consortium led by France Telecom. Dialog re-branded its services under the Orange brand on April 5, 2002.

(2)	RomTelecom, the national fixed-line phone company, in which the part-privatized Greek telecommunications company OTE has a 54.0% equity interest, acquired its 1800 MHz license in connection with its privatization in November 1998. It launched its operations under the brand name Cosmorom in 2000.

(3)	Telemobil won its analog nordic mobile telephone protocol license in March 1992 and launched operations in May 1993 but never succeeded in reaching significant market penetration. In December 2001, Telemobil launched a new service based on an advanced form of code division multiple access technology known as CDMA/2000. Inquam Romania, in which Qualcomm Inc. and Omnia Holdings are investors, is now the main shareholder of Telemobil. Telemobil is the first European mobile operator to use code division multiple access technology and the first to use the 450 MHz band worldwide. Telemobil has titled its new service Zapp and is trying to position its technology as the first third-generation service in Romania.

     According to their respective 2002 year end financial reports, as of December 31, 2002, MobiFon/Connex had a market share of 52.5%, MobilRom of 44.1%, Cosmorom of 2.0% and Telemobil of 1.4%.

Operator	Brand Name	Technology	License Award	Start of Operations	Market Share

1) MobilRom	Dialog/Orange	GSM 900	November 1996	June 1997	44.1%
2) RomTelecom	Cosmorom	GSM 1800	November 1998	June 2000	2.0%
3) Telemobil	Zapp	CDMA 2000/NMTP	March 1992	May 1993	1.4%
4) MobiFon	Connex	GSM 900	November 1996	April 1997	52.5%

     Czech Republic. Besides Ceský Mobil, the Czech Republic currently has two other licensed mobile operators holding a total of five licenses: (1) Eurotel Praha, a digital GSM 900/1800 Mobile Telephone Protocol and analog nordic mobile telephone protocol (NMT450) operator and a holder of a UMTS license; and (2) Radiomobil, another digital GSM 900/1800 operator and holder of a Universal Mobile Telecommunications System license.

(1) Eurotel Praha won its NMT450 license in November 1990 and launched commercial analog service operations in September 1991. The entry of GSM services reversed Eurotel Praha’s earlier nordic mobile telephone protocol subscriber growth. Eurotel Praha won its 900 MHz GSM license in March 1996 and launched commercial operations in July 1996. Eurotel Praha was allocated 1800 MHz frequencies in July 2001. Shareholders of Eurotel Praha include Ceský Telecom, the national fixed-line operator.

(2) Radiomobil won its 900 MHz license in March 1996 and began providing commercial service under the brand name Paegas in September 1996. Radiomobil was allocated 1800 MHz frequencies in July 2001. Radiomobil’s shareholders include Deutsche Telekom AG. In April 2002 Radiomobil rebranded its services to the T-Mobile brand name, and is underway with changing it’s company name to T-Mobile Czech Republic.

     As of December 31, 2002, Eurotel was the market leader with a 45.4% market share (including the subscribers using its nordic mobile telephone protocol services — 1% of total Eurotel subscribers); T-Mobile had a 40.9% market share. As of December 31, 2002, Ceský Mobil had a market share of 13.7%.

     Both T-Mobile and Eurotel acquired UMTS licences in December 2001 but have not yet officially announced when they expect to launch their respective UMTS operations. The terms of the UMTS licenses provide that the operations’ ventures must cover 90% of Prague by January 2005. In February 2003, Eurotel announced that it is performing a technical trial of UMTS in Prague in conjunction with Nokia. Customer trials and/or public relations events are expected as early as the third quarter of 2003. According to industry sources, Eurotel and T-Mobile are expected to launch UMTS service in the second or third quarter of 2004 in Prague. Depending upon customer demand, other major centres such as Brno, Ostrava and Plzen might be covered post 2005.

Operator	Brand Name	Technology	License Award	Start of Operations	Market Share

Eurotel Praha	Eurotel/Go	GSM 900/1800	March 1996	July 1996	45.4%
	Eurotel	NMT 450	November 1990
	—	UMTS	December 2001
T-Mobile/ Radiomobil	T-Mobile/Paegas/Twist	GSM 900/1800	March 1996	September 1996	40.9%
	—	UMTS	December 2001
Ceský Mobil	Oskar	GSM 1800/900*	October 1999	March 2000	13.7%

*	Used outside of Prague

Future Competition

In the future, as we build out our GSM networks and offer enhanced services, we will face competition from other wireless communication technologies, such as specialized mobile radio systems, enhanced specialized mobile radio systems, data-only, packet-switched networks and satellite-based voice and data transmissions technologies, as well as other technologies that have not yet been developed.

We may also compete directly with additional conventional fixed line telecommunications service providers and with cable operators who expand into offering two-way communications services over their networks.

The introduction of two-way messaging services may allow the paging industry to compete with us for some of the enhanced services we intend to introduce. Several entities are currently operating or developing global satellite networks to provide domestic and international cellular communications services from geostationary and low earth orbit satellites. We do not expect them to compete with land-based wireless communication services on price. However, they may eventually augment or replace communications that have segments of land-based wireless systems. At the very least, we may also be challenged by existing wireless systems that have been upgraded from analog to digital, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements, and changes in end-user requirements and preferences.

Regulatory Environment

     Romania. In 2002 the old Telecommunication Law was replaced by The Emergency Government Ordinance 79/2002 (the Ordinance) and the 591/2002 Law regarding The General Regulatory Framework in Communication (the new telecommunication law). This new framework has been complemented by other regulations regarding, among other things, access and interconnection, data protection, numbering and SMP designation and obligations.

     Under the new regulatory regime the old license has been replaced by three separate licenses:

•	Authorization to provide electronic communication networks and services

•	A license to use allocated numbering resources

•	GSM frequency license to use radio-electric frequencies

     Companies that provide any communications networks or services are now subject to general authorization procedures.

     While the Ministry of Communication and Information Technology (MCIT) will be in charge of radio spectrum management at the national level, the National Regulatory Authority for Communications (NRAC) will be in charge of numbering resources management. MCIT will grant radio spectrum only to the companies that obtained the general authorizations. The same treatment will apply regarding numbering resources, only that the license will be issued by NRAC.

     The new regulatory framework contains provisions regulating significant market power positions. In December 2002, an obligation to publish a Reference Interconnection Offer (RIO) with respect to interconnection termination rates set by the regulatory authority was imposed on RomTelecom, given its significant market power as provider of access to the public networks of fixed telephony. In February 2003 RomTelecom complied with their obligation and published the requested RIO.

     MobiFon has been designated as having significant market power, as a result, regulatory authorities have imposed maximum interconnection termination rates of $0.11/min until December 31, 2003 and of $0.10 from January 1, 2004 to July 2004 and on the basis of the long run incremental cost model thereafter. Regulatory authorities have also imposed on MobiFon certain interconnection obligations with respect to transparency (the publishing of interconnection rate) and account separation. The same obligations were applied to Orange, MobiFon main competitor. Only transparency obligations were imposed on Cosmorom and Zapp.

     Czech Republic. A resolution of the Czech Republic government dated August 10, 1994 set out the principles of the national telecommunications policy and maintained Ceský Telecom’s monopoly, until December 31, 2000, on the fixed-line long distance and international telephone services market. The same resolution also restricted competition in the fixed-line local telephone services market for the same period. In 1997, the Czech Republic became a signatory to the World Trade Organization Reference Paper on Telecommunications through its Additional Commitments to the Schedule on Basic telecommunications services, which committed the country to liberalizing its telecommunications market. Following this agreement, in April 1999, the Czech government adopted a resolution setting out the principles of a new national telecommunications policy. Among the main goals of this policy was the preparation of a Telecommunications Act to open the Czech Republic’s telecommunications market to competition by December 31, 2001. The new Telecommunications Act came into force July 1, 2000.

The Telecommunications Act:

•	regulates the telecommunications industry;

•	provides for a certain level of state regulation and control over the telecommunications sector; and

•	provides for the full liberalization of the telecommunications market, including the implementation of call-by-call carrier selection and full number portability for fixed network subscriber numbers.

     The Czech Telecommunications Office, known as the CTU, constituted under the Act as the national regulatory authority, is responsible for telecommunications, including licenses, pricing and pricing policies and dispute resolution. As of January 1, 2003, responsibilities for the telecom industry policies moved from the Ministry of Transport and Communications to the newly established Ministry of Informatics. The Telecommunications Act of 2000 is now currently under review by this Ministry, and is scheduled to be replaced, most likely in 2004, by a new Act on Electronic Communications, so as to harmonize applicable laws to those of the European Union.

Licenses

     Romania. Until January 1, 2003, MobiFon held one of three licenses issued to provide nationwide GSM-based cellular telecommunications services throughout Romania. MobiFon paid an initial license fee of $50 million in 1996 and an additional $25 million in 1999 for the extension of the license term to 2011. In addition, MobiFon must pay a recurring annual fee of $5 million per year for the 22 channels allocated in the 900 MHz range under the license. MobiFon purchased 40 additional channels in the 900 MHz frequency ranges, at an annual price per channel of $230,000 for national coverage, $35,000 for Bucharest and $2,300 for each other city. Of the 62 channels, MobiFon uses 31 on a national basis. MobiFon has access to 12.4 MHz of spectrum in the 900 MHz band, and since December 31, 2002, MobiFon may have access to spectrum in the 1800 MHz band for additional fees. This additional spectrum will enable it to increase network capacity and to maintain the performance criteria required by its license. As of January 1, 2003, the old license has been replaced by three separate grants, namely, an authorization to provide electronic communication networks and services, a numbering license and a GSM frequency license which has been continued by government ordinance on the terms of the pre-January 2003 license. In addition, MobiFon must pay annual fees of approximately $0.2 million for the right to operate microwave frequencies to connect GMS base stations to switching centers.

     If we fail to comply with the authorization to provide electronic communication networks, the regulatory authority may apply administrative fines up to 5% of turnover. Breaches which are subject to administrative fines include the following: (i) breach of obligations regarding the general authorization, (ii) using radio frequency without having a license, (iii) using numbering resources without a license and (iv) not complying with the license terms and obligations.

     Czech Republic. In 2002, so as to more accurately reflect the language of the Telecommunications Act, the former GSM Authorization has been replaced by CTU decision 5379/2002-610 on granting of the Telecommunication license to establish and operate public mobile telecommunication networks under the GSM standard issued on June 17, 2002, and by CTU decision 8951/2002-610 on granting of the Telecommunication license to provide the public telephone service through the public mobile telecommunication network issued on June 20, 2002. Both of these decisions came into force on November 13, 2002, following an appeal process, and the licenses are valid for a period of 18 years.

     Ceský Mobil paid an initial license fee of one billion Koruna ($28.5 million), and must also pay a recurring annual fee for the right to operate GSM base stations and radio operating stations, which amounts to approximately 72 million Koruna ($2.2 million) now that Ceský Mobil has reached 98% population coverage. In addition, Ceský Mobil must pay a recurring annual fee for the right to operate microwave frequencies to connect GSM base stations to switching centers. In 2002, this fee amounted to approximately 77 million Koruna ($2.4 million).

     Ceský Mobil is now entitled to 18 MHz of spectrum in the 1800 MHz band. In addition, it has the right to use 4 MHz of spectrum in the 900 MHz band. The Czech Telecommunication Office can reallocate frequencies with six months’ notice. In the process that resulted in the issuance of the new licences, 20 additional channels in the 1800 MHz band were allocated to Ceský Mobil.

     The new Telecommunication Act, issued in July 2000, regulates a number of issues that were previously included in the former Authorization, thus removing the need to incorporate such issues in the licenses. Consequently, the new licenses are much less detailed than the Authorization, basically only maintaining the price obligations (old tariffs T1 “I Hear You” and T2 “Agreement with Oskar” — pricing plans) until December 31, 2003, and some minimum quality parameters of coverage of area and population.

     The Czech Telecommunication Office is entitled to restrict, suspend or terminate Ceský Mobil’s license for a number of reasons, including a significant public interest, or a material breach of the provisions of the License, or of the Telecommunication Act. Furthermore, when the initial Authorization was issued, Ceský Mobil had undertaken to construct the technological infrastructure required to provide Internet access to schools and libraries throughout the Czech Republic, by October 8, 2002. Ceský Mobil has submitted a comprehensive proposal to fulfill its obligation within the required deadline, and negotiations are still underway with different ministries to discuss the potential implementation of the proposal.

Ownership Restrictions

     Some of our licenses place restrictions on our ability to dispose of our interests in our operating companies. For example, Ceský Mobil’s initial Authorization requires us to notify the Czech Telecommunication Office in writing at least 45 days before Ceský Mobil or any shareholder holding more than 25% of its registered capital is involved in a transaction involving more than 10% of its registered capital. This is only a notice requirement; the license does not give the Czech Telecommunication Office a right to approve the transfer. However, this notification obligation was not replicated in the new Licenses of Ceský Mobil that came into force on November 13, 2002, and therefore is no longer applicable.

Co-Investors

     Romania. Our strategic partners in MobiFon are (1) Vodafone Europe B.V., (2) Deraso Holding B.V., a group of financial investors led by J.P. Morgan Partners, LLC and (3) certain other minority investors including, since March 2003, an affiliate of Emerging Market Partnership (EMP).

     During the fourth quarter of 2002, we tendered as part of a share repurchase initiated by MobiFon, an aggregate of 6,460,250 shares of MobiFon for total cash consideration of US $24.6 million bringing our ownership percentage in MobiFon from 63.5% to 62.4%, as of December 31, 2002. As at that date, the participation of our partners in MobiFon was 20.8% for Vodafone, 14.9% for Deraso, and less than two percent for the other minority investors. Other shareholders of MobiFon have until June 30, 2003 to tender their shares in the share repurchase which may cause their ownership interest in MobiFon to decrease and ClearWave’s ownership interest in MobiFon to increase.

     On March 19, 2003 we announced the sale to an affiliate of Emerging Market Partnership of 11,135,555 of our shares of MobiFon for total cash consideration of US $42.5 million. Following this sale, our ultimate ownership of MobiFon decreased to 56.6%. This ownership percentage could vary between 56.6% and 57.7% depending on the extent of the participation of other MobiFon shareholders in the share repurchase which ends on June 30, 2003. For the same reason, EMP’s ultimate ownership may vary between 5.7% and 5.9%.

     Czech Republic. Our interest in Ceský Mobil is held through TIW Czech N.V. Our strategic and financial partners in TIW Czech N.V. are large institutional investors. We hold a 50.8% voting interest and 24.2% equity interest in TIW Czech N.V. with the institutional investors holding the remaining 49.2% voting and 76.8% equity interest. TIW Czech N.V. holds a 96.3% direct interest in Ceský Mobil and its co-shareholders in Ceský Mobil Ceská konsolidacní agentura and United Pan-Europe Communications N.V., hold the remaining 3.7% interest. Through this shareholding structure, we currently control 96.3% of Ceský Mobil.

Exit Agreements

     We entered into an exit agreement dated December 3, 1999, as amended, with our co-shareholders in TIW Czech as well as RomGSM, a shareholder in MobiFon. The object of this agreement is to allow these parties to participate in certain transactions that create liquidity for ClearWave’s shares. Two events trigger tag-along rights for our co-shareholders under the exit agreement:

•	a sale by TIWC of our shares pursuant to a bona fide arms’ length transaction for cash or liquid stock; or

•	a public sale of our shares.

     Accordingly, such shareholders would have the right to participate in the particular transaction on terms as close as possible to those applicable to TIWC or us by selling all or some of their shares in TIW Czech and MobiFon. We and TIWC also have the right, under certain conditions, to require such participation.

     In the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, certain minority shareholders in MobiFon holding in aggregate approximately 21% of the outstanding shares of MobiFon, may require TIWC or, at TIWC’s option, us to make an offer to acquire its shares of MobiFon at a price representing the fair market value of such shares as determined by an independent valuation and shall be payable, at TIWC’s option, in cash or in marketable securities. This right terminates upon a public sale of our shares, that meets certain criteria.

     As part of the creation of Ceský Mobil, a minority shareholder was granted a put option on all common shares in the capital of Ceský Mobil that the minority shareholder holds. As a result TIW Czech may have to purchase this minority shareholder’s shares of Ceský Mobil for a price equal to the total subscription price paid for the shares plus interest calculated from their respective dates of issuance at a rate of 7% per annum. This option remains exercisable until October 8, 2003. As at December 31, 2002, this minority shareholder had contributed $13.0 million to the equity of Ceský Mobil.

Networks

     We chose major cellular equipment vendors to design and build networks that provided us with state-of-the-art service that allowed us to begin operating quickly and to expand and upgrade our service as we acquired more subscribers and new technology became available. Flexibility to keep up with new technology is essential to comply with license requirements and compete effectively. We have also invested significantly in advanced operation and maintenance systems to provide quality service to our existing network subscribers. We continuously monitor network traffic and measure the real-time technical performance of our services against global benchmarks. Our comprehensive surveillance of traffic-related activities enables us to respond quickly to conditions in which the traffic load exceeds expected levels.

     We purchase most equipment for our networks through competitive tendering. The two key principles guiding procurement decisions are benchmarking, to the extent available, and quality of products that provide value to the customer. Another principle influencing procurement decisions is avoidance of conflicts of interests. We and the other shareholders in our operating companies provide experts who review contracts and prices, and then benchmark them against contracts and prices obtained in cellular networks throughout the world. As a rule, when an equity partner is to provide equipment or services, or if any potential conflict of interest arises for any other reason, the shareholders, above a size threshold, and the Board of Directors, as applicable, of our operating companies must approve the final purchase for items exceeding a specified threshold.

     Romania. MobiFon began the development of its GSM-based cellular network, using 900 MHz frequencies, in December 1996. By March 1, 1997, MobiFon’s network was operational and covered Bucharest, the capital of Romania, including access roads and airports, as well as eight other major cities. As at December 31, 2002, MobiFon’s state-of-the-art network covered 96% of the population of Romania and all major highways in Romania. As of that date, MobiFon’s network consisted of 1021 remote base stations, 386 repeaters, 24 base station controllers, 11 cellular switching centers, 2 transit switching centers and 10 public switched telephone network (PSTN) interconnection points. Use of ATM technology and voice compression techniques led to significant increase in network efficiency, preserving a high quality level. Starting January 1, 2003 MobiFon ensures direct international traffic interconnection with four carriers, no longer using transit through the local PSTN for such traffic. We will be installing additional base stations and other equipment to increase capacity and enhance coverage and quality of service, and starting 2003 we have access to the 1800 MHz frequencies, to be used when needed for additional capacity. We have also installed the first-ever wind and solar powered cell sites in Central and Eastern Europe.

     Czech Republic. The design for the Czech network employs both 900 MHz and 1800 MHz frequencies, taking into account certain availability restrictions on the 900 MHz band. This design offers benefits with respect to greater rural coverage and greater capacity in dense urban environments. Ceský Mobil was using Ericsson and Siemens exclusively to construct its network, but now tenders the construction work to the most competitive contractors. While Ceský Mobil is utilizing Ericsson mobile switching centers throughout the network, it uses Ericsson cellsite equipment in the eastern part of the country and Siemens cellsite equipment in the western part of the country. As at March 31, 2003, Ceský Mobil’s network covered 99% of the population. As of that date, Ceský Mobil’s network consisted of over 2,429 base stations, 58 base station controllers, 6 cellular switching centers and diverse network interconnection points to all the major telecom operators in the Czech Republic including Cesky Telecom, Eurotel, T-mobile, Aliatel, Contactel, and GTS. Of the 6 cellular switching centers, 3 of them also perform the function of transit switching. We believe the network addresses current capacity adequately.

     We plan and construct each of our wireless telecommunications networks to meet a forecasted level of subscriber density and traffic demand. Once this level is exceeded, we are normally able to increase network capacity to maintain service standards by using techniques such as sectorization and cell splitting. Other wireless telecommunications network operators and infrastructure manufacturers have also developed techniques we can use to ensure service quality at minimal cost, such as microcells. Until technological limitations on network capacity are reached, we can usually add additional capacity in increments that closely match demand and at less than the proportionate cost of initial capacity.

Operations and Maintenance

     We design, in consultation with our vendors, state-of-the-art operation and maintenance systems and efficient network management structures. Our primary objectives are high customer satisfaction and compliance with license requirements.

     Our network management structures are divided into two main functional areas:

•	Operations. This group operates the entire network, including base stations or cellsites, base station controllers, transmission and microwave systems, switches and value added services platforms and systems.

•	Network planning, engineering and implementation. This group plans, designs and implements the network, including cell planning, frequency planning, network dimensioning and switching systems upgrades, and develops and introduces new products, services and technologies in the network.

     Our networks use standard monitoring and supervision features provided by the cellular switching centers, base stations, base station controllers and transmission equipment. These functions enable us to examine the state of the network in real-time and to produce both fault reports and performance reports. We continuously monitor the traffic on the networks and respond to conditions that may affect service or traffic levels.

     To ensure peak network reliability and service quality, our maintenance plans feature preventive and corrective maintenance programs, as well as procedures backed by system tools proven in other GSM systems throughout Europe. Our operations group continuously monitors and analyzes traffic trouble reports and potential network problems and analyzes network event data to determine where non-routine maintenance may be needed. Our operations group also sets appropriate alarm threshold levels for detection of equipment problems such as low batteries, equipment or circuit outages and security violations. They also continually refine maintenance procedures and documentation to improve mean-time-to-restoration for problems that directly affect subscribers and establish routine maintenance and testing of all switching, radio equipment and interconnect facilities.

     We have safeguarded our networks against disaster by using, at various locations, redundant/physically diverse transmission systems, redundant/physically diverse system components, battery back-ups, generators, fire suppression systems, and of course regional support staff. Regional centers maintain replacement parts for critical components in the event of switching center or other system failures. As a result of these precautions, we were able to keep our Romanian and Czech networks up and operating an average of respectively 99.89% and 99.90% of the time in 2001 and an average of respectively 99.91% and 99.94% of the time in 2002. We, through our local expertise, and our suppliers, through their servicing and maintenance departments, work together to adequately support and maintain our networks.

Roaming and Interconnection Agreements

     Romania. MobiFon is a signatory of the GSM Memorandum of Understanding which is now known as the GSM Association. This association establishes common technology standards, thus facilitating worldwide roaming. As of December 31, 2002, MobiFon had negotiated roaming agreements with 221 operators in 95 countries and is continuing to negotiate additional roaming agreements. The roaming agreements allow MobiFon’s post-paid subscribers to use their own handsets in locations wherever GSM cellular service is provided, or to roam in such locations with a handset that is compatible with the local network. Presently the main objective is to increase the number of new roaming destinations for MobiFon’s customers, with a special emphasis on remote holiday destinations and Latin American countries. To maximize inbound roaming revenue, MobiFon has designed its network to emit the strongest signal in key international entry points, such as airports, so that visitors have a higher probability of picking up the MobiFon signal on arrival in Romania.

     In order to further maximize the roaming revenue MobiFon has started to negotiate and open prepaid roaming relations based on CAMEL Phase1 and Phase 2 technologies. The prepaid roaming agreements allow MobiFon’s Kamarad prepaid subscribers to use their own handsets and prepaid cards wherever the prepaid roaming service is available. As of December 31, 2002, MobiFon was offering for its prepaid customers the possibility to roam in 16 networks covering 11 countries. On the other hand at the same date MobiFon was offering prepaid inbound roaming services for 13 of our roaming partners.

     In August 1997, MobiFon signed an initial one-year interconnection agreement with RomTelecom, extendable for additional 12-month periods. MobiFon and RomTelecom have extended this agreement to August 2003. Under this agreement, MobiFon will share revenues with RomTelecom for calls routed on the two networks. On March 12, 1998, the parties signed a first addendum to the interconnection agreement detailing the settlement procedure and the exchange of traffic information between parties. They signed a second addendum on May 2, 1999, providing the procedures for applying the fixed national-mobile tariff and for the settlement method in case of possible differences due to exchange rate fluctuations. On July 30, 1999, RomTelecom and MobiFon signed an addendum to the interconnection agreement providing that, with the exception of those services specified by the two networks, users of either RomTelecom’s or MobiFon’s services can access the services supplied on either network. The addendum further contemplates that the two companies would address the terms and conditions applying to services other than basic interconnection services through separate agreements. The leasing of RomTelecom’s facilities for MobiFon’s use is not subject to interconnection conditions but to the negotiation of an agreement between the parties.

     A December 2002 decision of the Romanian Telecomunication National Regulatory Agency for Communications (NRAC) designated RomTelecom as a significant market power with respect to the access to public networks of fixed telephony. The decision imposed on RomTelecom an obligation to publish a Reference Interconnection Offer with interconnect termination rate set by the NRA. In February 2003 Romtelecom published the RIO.

     Another decision of NRAC, issued in March 2003, designated MobiFon as a significant market power with respect to call termination into its own network. The decision set the maximum level of the interconnect termination rate that MobiFon can charge. Other obligations resulting from the significant market power designation include offering interconnection services for call termination into MobiFon network to any authorised operator, to publish the interconnection rates and to offer non-discriminatory conditions to all operators requesting interconnection for call termination into MobiFon’s network.

     Due to the changes in the regulatory environment resulting in the obligations imposed by NRAC to both operators, in March 2003, MobiFon and RomTelecom have entered into the negotiation of a new interconnection agreement based on RomTelecom’s RIO and MobiFon’s Interconnect Offer.

     On May 5, 1997, MobiFon concluded a “Bill & Keep” interconnection agreement with MobilRom which applied until May 12, 1999, when MobiFon entered into another interconnection agreement with an initial term of 12 months, extendable for additional 12-month periods. MobiFon extended its agreement with MobilRom for an additional 12 months to May 2003. This interconnection agreement, like the one entered into with RomTelecom, provides for the interconnection of MobiFon’s network with that of MobilRom and the sharing of revenues from calls routed on the two networks. MobiFon and MobilRom signed two addenda to the interconnection agreement, one on May 28, 1999, and another on October 9, 2000, providing procedures for settlement and monthly traffic information exchanges and also providing the availability of the short messaging system service between the two networks.

     In March 2003, MobilRom (Orange) was also designated as a significant market power with respect to call termination in its own network. The same obligations as those imposed on MobiFon were imposed on MobilRom as a result of the decision.

     Due to changes in the regulatory environment resulting from the obligations imposed by NRA on both operators in February 2003, Orange and MobiFon have entered into negotiations for a new interconnection agreement.

     MobiFon also entered into an interconnection agreement with Cosmorom on March 20, 2000, for an initial term of 24 months, now extended for an additional 24-month period. This interconnection agreement, like the ones previously signed with other parties, provides for the interconnection of MobiFon’s network with that of Cosmorom and the sharing of revenues from calls routed on the two networks. On April 12, 2001 MobiFon entered into an addendum to the interconnection agreement providing the availability of the short messaging system service between the two networks. MobiFon concluded the latest interconnection agreement with Telemobil S.A., the Nordic mobile telephone protocol operator, on March 20, 2001, with an initial term of 24 months, extendable for additional 24-month periods. In 2001, Telemobil re-branded it service to the brand “Zapp” and obtained a licence for operating CDMA technology. On August 9, 2002 MobiFon and Telemobil (Zapp) entered into an addendum to the interconnection agreement providing the availability of the short message system service between the two networks.

     Due to the Romanian telecommunications market liberalisation in 2003, which ended RomTelecom’s monopoly for international traffic to and from Romania, MobiFon entered into bilateral international interconnection agreement in to secure international traffic with certain international carriers including carriers in Germany, Italy and Austria.

     Czech Republic. Ceský Mobil is a full member of the GSM Association (formerly known as the group of signatories of the GSM Memorandum of Understanding). As of March 31, 2003 Ceský Mobil had launched commercial roaming service with 137 operators in 71 countries including all of the operators in its neighboring countries.

     Ceský Mobil is directly or indirectly interconnected with all major players in the Czech telecommunications market. This list of directly interconnected parties includes: Ceský Telecom, Aliatel, GTS, Contactel, Pragonet, who each provide fixed line services in the Czech market and Eurotel and T-Mobile, who are of course, the other two mobile operators in the market. Due to the current regulatory requirements, Ceský Mobil will have to interconnect directly with others licensed alternative operators that request change from indirect to direct interconnection.

     Over the past years, Ceský Mobil had been actively lobbying with the national regulatory authority (CTU) to bring traditionally high interconnection rates closer to the true costs of providing mobile call termination services. On November 27, 2001, the CTU issued a price decision establishing a fully allocated cost-based methodology for setting interconnection rates for calls terminating in mobile networks, as well as a establishing a maximum rate of 3.66 Korunas per minute. This represented a 43% decrease compared to the previously valid rate.

     As the traffic exchanged between Ceský Mobil and its two competitors (Eurotel and T-Mobile) has not been balanced and works to Ceský Mobil’s disadvantage, such rate reduction has a significant positive impact on Ceský Mobil’s net position on interconnection payments to other mobile networks. Both Eurotel and T-Mobile have challenged this price decision and are requesting rates that are, on average, approximately 1 Koruna higher than the maximum established.

     On September 3, 2002, the CTU issued a new price decision setting the interconnection rates for calls terminating into fixed networks based on a version of the LRIC (long-run incremental cost) model. This resulted in a 22% decrease of the rates compared to the previous blended termination rate. Although this new methodology has not been implemented as of yet in mobile networks, it is expected that CTU will adopt a similar costing method in the near future, which may lead to additional decreases in the level of mobile interconnection rates, and thus further improve our net position on interconnection payments. Ceský Mobil is advocating for the regulator to mandate the use of a similar methodology to established interconnection rates for calls terminating in mobile networks as soon as practicable.

Procurement and Financing

     Romania. MobiFon has met its cash requirements as of December 31, 2002, by aggregate capital contributions of $270.6 million, of which approximately $25 million has been returned, as at December 31, 2002, to shareholders through a share repurchase, and borrowings under it new bank facilities of $255 million.

     In August 2002, MobiFon renegotiated its long term credit facility by closing new senior secured corporate loan facilities for an aggregate $300 million. MobiFon used those amounts primarily to repay the remaining debt totalling $231 million (including principal, interest and cancellation fees) under its previous facility and to pay for continued network deployment and equipment costs. MobiFon also has a total of $20 million of working capital facilities with ABN AMRO Bank Romania and Citibank SA.

     MobiFon ‘s future capital requirements will include network expansion, debt repayment, new license and dividends. We expect cash flows from MobiFon ‘s operations to be sufficient to cover all requirements.

     Czech Republic. Ceský Mobil has met its cash requirements through December 31, 2002, primarily from shareholder contributions of $350.0 million and from $443.1 million of borrowings under its senior secured syndicated credit facility entered into on July 19, 2000.

     Ceský Mobil’s senior secured syndicated credit facility consists of approximately $295.7 million and Koruna 5.5 billion, totalling approximately $492 million, carrying interest for Euro drawings at a rate of EURIBOR plus 1.75% (2.25% in the case of the non-revolving tranche representing approximately 10% of the entire Euro drawings) and for Koruna drawings at a rate of PRIBOR plus 1.75% (2.25% in the case of the non-revolving tranche representing approximately 34% of the entire Koruna drawings) reimbursable through instalments between June 2004 to December 2009. As at December 31, 2002, Ceský Mobil had drawn approximately $443.1 million under this facility. Ceský Mobil has and will continue to use the funds to finance the construction, operation, working capital, debt service and related requirements of its GSM network in the Czech Republic including the repayment of amounts financed under supply contracts with Siemens and Ericsson.

     Ceský Mobil’s capital requirements will include expanding its cellular network and financing its working capital requirements. Ceský Mobil expects that these requirements will be financed by drawings under its senior secured syndicated credit facility, by way of shareholders’ funding commitments, and from operating cash flow. In conjunction with our partners, we have provided $350.0 million in funding to Ceský Mobil as at December 31, 2002.

Environmental

     We are subject to certain local, regional, national and foreign laws and regulations governing environmental protection. Such laws and regulations impose strict requirements for the use, management and disposal of hazardous substances. We believe that we are in substantial compliance with existing environmental laws and regulations and do not expect the costs of complying with environmental laws to have a material impact on our capital expenditures, earnings or competitive position in the foreseeable future. As requirements in the countries in which we operate become more stringent, however, we may become subject to increasingly rigorous requirements governing fuel storage for our towers, investigation and cleanup of contaminated properties on which our towers are located, and emissions of, and human exposure to, radio frequency emissions.

Employees.

     Romania. As of December 31, 2002, MobiFon had a total of approximately 1,700 employees.

     Czech Republic. As of December 31, 2002, Ceský Mobil had a total of approximately 1,350 employees.

PROPERTY, PLANTS AND EQUIPMENT

Romania.

     MobiFon leases approximately 9,500 square meters of office space for its head office in Bucharest for approximately $3 million annually including operating expenses. MobiFon also leases:

(1)	12,700 square meters for its call center, 3 MSC’s & IT operations at its AVRIG facility in Bucharest for approximately $4.5 million annually including operating expenses;

(2)	9,200 square meters for its MSC’s, engineering offices and warehouse at our DBC facility in Bucharest for approximately $2.6 million annually including operating expenses;

(3)	2,500 square meters for our network spares warehouse in Bucharest for approximately $225,000 annually including operating expenses;

(4)	1,400 square meters for our call center in Brasov for approximately $300,000 annually including operating expenses;

(5)	an aggregate of 3,100 square meters throughout Romania for its remaining MSC’s for an aggregate of approximately $580,000 annually including operating expenses;

(6)	an aggregate of 2,000 square meters throughout Romania for its corporate stores for an aggregate of approximately $680,000 annually including operational expenses;

(7)	an aggregate of 3,400 square meters for its 6 regional sales offices and for its regional engineering offices for a total of approximately $500,000 annually including operational expenses;

(8)	various locations for the operation of cell sites for an aggregate of approximately $12.2 million annually including operating expenses.

     In addition, cleaning and security costs for all MobiFon facilities are $1.3 million annually. Also, all MobiFon expenses noted above exclude value added tax of 19%.

Czech Republic.

     Ceský Mobil leases approximately 12,394 square meters of office space for its head office in Prague for approximately $2.6 million including operating expenses, cleaning and security. Ceský Mobil also leases:

(1)	2,785 square meters for its call center in Chrudim for approximately

$332,000 annually including operating expenses, cleaning and security;

(2)	an aggregate of 2,350 square meters throughout the Czech Republic for its regional stores, retail stores and mobile stores for a total of approximately $1.24 million annually including operating expenses but excluding security and cleaning;

(3)	an aggregate of 522 square meters for its 3 regional sales offices and for its regional operating center for a total of approximately $68,000 annually including operating expenses, cleaning and security;

(4)	an aggregate of 4,500sqm square meters for its three mobile switch centers for an aggregate of approximately $883,000 annually including operating expenses, cleaning and security;

(5)	an aggregate of 785 square meters for its 6 Regional Operation Centers (ROC) for a total of approximately $88,000 annually including operating expenses, cleaning and security;

(6)	lines that connect cell sites to switching centers for an aggregate annual amount of approximately $6.3 million; and

(7)	various properties for the operation of cell sites for an aggregate of approximately $19.0 million annually including operating expenses and maintenance costs.

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     Our Operating and Financial Review and Prospects is intended to assist in the understanding and assessment of the trends and significant changes in the results of operations and financial condition of ClearWave N.V. (“ClearWave”). Historical results may not indicate future performance. Our forward-looking statements are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. This review should be read in conjunction with our consolidated financial statements and accompanying notes.

OVERVIEW

     We develop, acquire and operate wireless telecommunications networks in Central and Eastern Europe (“the Region”). We currently have two operating subsidiaries, MobiFon S.A. (“MobiFon”) in Romania and Ceský Mobil a.s. (“Ceský Mobil”) in the Czech Republic. MobiFon received its 900 MHz license in November 1996, launched commercial service in April 1997 and is currently the largest provider of cellular telecommunications in Romania. Ceský Mobil was awarded an 1800 MHz license in October 1999 and launched commercial service in March 2000 as the third licensed cellular telecommunications provider in the Czech Republic.

     On February 13, 2001, a reorganization of our share capital took place, in which the 150,001 issued and outstanding shares of common stock were converted into 300,002 Class B Multiple Voting Shares and $21.5 million of share premium was converted into 45,868,498 Class A Subordinate Voting Shares and 37,930,948 Class B Multiple Voting Shares. In connection with TIW’s February 14, 2001 public offering of units, we became a registrant with the Securities and Exchange Commission in the United States and with the Canadian securities commissions. The continuity of our number of shares throughout this operating and financial review and prospects and the consolidated financial statements reflects the attribution of the new capital structure adopted on February 13, 2001 as though it has always existed.

     Since the inception of these operations, we have experienced significant growth and as at December 31, 2002, our operations had 3,815,000 subscribers, which, based on our percentage equity ownership in our operations, represent 1,944,800 equity subscribers. Our operations licenses entitle us to serve geographical areas that include approximately 32.7 million persons which, based on our percentage equity ownership in our operations, represent approximately 16.6 million persons as at December 31, 2002. As a part of our development strategy, we selectively consider strategic opportunities in the wireless telecommunications industry on an ongoing basis, especially in those geographic markets where we are already present, and at any time may be engaged in various stages of discussion regarding potential development projects, mergers, acquisitions or divestitures in these markets. Any such expansion is likely to increase our capital requirements and to initially have a negative impact on our future results of operations given our business is capital intensive, and wireless telecommunications networks such as ours typically incur losses in their initial years of operations.

OPERATIONS

Romania — Cellular

     Cellular services in Romania are provided by MobiFon, which holds a license for national GSM-based cellular services. Our initial investment in Romania was made in November 1996 and commercial operations were launched in April 1997. ClearWave’s equity interest in MobiFon increased from 54.7% to 58.9% in June 2000 and then to 63.5% in February 2001, following the sale by certain minority shareholders of their MobiFon shares to ClearWave. On October 30, 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders can tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution amount of which ClearWave’s share is $24.6 million. In the event not all MobiFon shareholders exercise their options to sell their entire pro-rata portion, any of the MobiFon shareholders shall have the right to buy-back the shares sold to MobiFon at the same purchase price by December 31, 2003. A first distribution of $16.6 million was paid on October 30, 2002, of which $15.8 million was paid to ClearWave. A further distribution of $8.8 million was paid to ClearWave on December 19, 2002. The effect of these distributions was to decrease ClearWave’s equity interest in MobiFon from 63.5% to 62.4%. MobiFon’s shareholders are not required to participate pro-rata in the share repurchase and ClearWave has also retained its right to buy-back the shares sold to MobiFon. Accordingly, our ownership of MobiFon may vary between 62.4% and 63.5%, throughout the tender period, depending on the timing and the extent of each shareholder’s participation in the repurchase.

     On December 18, 2002 we reached an agreement for the sale of 11.1 million shares of MobiFon, currently owned by ClearWave, representing 5.7% of the then issued and outstanding share capital of MobiFon for a total cash consideration of $42.5 million. The transaction closed on March 19, 2003. As a result of the above transactions, our ownership in MobiFon will be reduced from the pre share repurchase level of 63.5% down to between 56.6% and 57.7% depending on the outcome of the share repurchase.

Czech Republic — Cellular

     Ceský Mobil holds a license to provide GSM-based cellular services in the Czech Republic and launched commercial services in March 2000. ClearWave’s indirect ownership in Ceský Mobil increased from 22.3% to 23.3% following the January 20, 2003 registration of capital contributions made in 2001 and 2002.

     ClearWave’s equity interest in Ceský Mobil is held through TIW Czech N.V., in which ClearWave owns 50.8% voting rights and a 24.2% equity interest.

     As part of the creation of Ceský Mobil, a minority shareholder was given a put option and, as a result, TIW Czech may be required to purchase the Ceský Mobil shares owned by this minority shareholder for an amount equal to the amount paid, in Czech Koruna, for such shares by the minority shareholder plus interest of 7.0% per annum. This put option is exercisable during a period of two years beginning in October 2001. As at December 31, 2002, this minority shareholder has contributed $13 million to the equity of Ceský Mobil. ClearWave’s share of this commitment, if exercised, is $4.6 million as at December 31, 2002 and would result in ClearWave’s ultimate ownership of Ceský Mobil increasing from 23.3% to 24.2%.

ACCOUNTING TREATMENT AND CHANGES IN ACCOUNTING POLICIES

     Unless otherwise indicated, all financial data and discussion herein are based upon financial statements prepared in accordance with U.S. GAAP. For a discussion of the principal differences between U.S. GAAP and Canadian GAAP, see note 16 to our consolidated financial statements.

INVESTMENTS

     In accordance with U.S. GAAP, we consolidate revenues and expenses of each subsidiary that we have the ability to control. In this regard, we consolidate the results of ClearWave Holdings B.V. and its subsidiary MobiFon and TIW Czech N.V. and its subsidiary Ceský Mobil. Since our equity interest in MobiFon and Ceský Mobil is 62.4% and 22.3%, respectively, a significant part of the net income (net loss) of these subsidiaries is allocated to minority interest.

     Romania has experienced high levels of inflation and significant devaluation in the Lei against the dollar. In 2002, inflation reached 17.9% for the year and was 30.3% and 40.7% for 2001 and 2000, respectively. Consequently, for accounting purposes, Romania has been treated as a highly inflationary economy since MobiFon’s inception. Accordingly, our reporting currency, the dollar, was used to measure MobiFon’s results of operations for all periods.

REVENUE RECOGNITION

     Revenues from airtime and roaming, including those billed in advance, are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment except for those included in a bundled package with airtime, which are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, the revenue for the airtime is measured at the price of the airtime on a stand-alone basis. When prepaid cards are sold to dealers, the revenue from the airtime is measured at the face value of the time sold but such revenue is initially deferred until the airtime is actually used by the customer or the card expires. Commissions to dealers are classified within selling, general and administrative expenses.

USE OF ESTIMATES

     The preparation of our consolidated financial statements in accordance with U.S. GAAP requires us to use estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     Our business is capital intensive and property plant and equipment and licenses had a carrying value as at December 31, 2002 of $1.1 billion. These long-lived assets are assessed for recoverability based on our business plans which include key assumptions and estimates regarding, among other items, interest rates, growth of the economies in which we operate, the renewal of our licenses, local tax rates, competition, foreign currency and cellular penetration rates. Changes in these key assumptions could have significant implications on our business plans.

CHANGE IN ACCOUNTING POLICIES

     Effective January 1, 2001, we adopted SFAS 133, as amended by SFAS 137 and 138, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Our policy is to manage interest cost using a mix of fixed and variable rate debt. To manage this mix in a cost efficient manner, we enter into interest rate swaps, in which we agree to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount; we also manage foreign currency exposure through hedging contracts. In accordance with SFAS 133, hedges related to anticipated transactions are designated and documented at the inception of the respective hedge as cash flow hedges and evaluated for effectiveness quarterly.

     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. Under the new standard, goodwill is no longer amortized. Similar requirements were also issued in Canada under Section 3062 of the CICA Handbook. Effective January 1, 2002, we adopted SFAS 142 and applied its recommendations prospectively.

     The following table reconciles the reported net income (loss) and adjusted net income (loss) excluding amortization of goodwill:

	2002	2001	2000
For the years ended December 31, [in thousands of dollars]	$	$	$

Reported net income (loss)	13,287	7,335	(19,102)
Amortization of goodwill	—	2,607	811

Adjusted net income (loss)	13,287	9,942	(18,291)
Adjusted basic and diluted earnings (loss) per share	0.16	0.12	(0.22)

COMPOSITION OF OPERATING REVENUES AND EXPENSES

     Cellular operations are the primary source of our revenues. Operating revenues include cellular revenues, as well as equipment revenues. Cellular service revenues primarily consist of variable airtime charges, in-bound interconnection charges and recurring fixed access charges. Equipment revenues consist of revenues from the sale of handsets and accessories. Equipment sales are not fundamental to our business. In fact, we frequently offer handsets below cost, as an incentive for our customers to subscribe to our services, and these subsidies are accounted for as cost of revenues at the time of sale.

     Our operations are capital intensive and our operating costs are composed of significant fixed costs with relatively low variable costs that are a function of the subscriber base level. Accordingly, subscriber growth is critical to the improvement of operating margins and results of operations.

     Operating expenses include cost of revenues, selling, general and administrative expenses and depreciation and amortization expenses. Cost of revenues consists of fixed costs such as leased line charges, recurring spectrum fees, site rental and network maintenance, including overhead, as well as variable costs such as cost of equipment sold and interconnection charges. Selling, general and administrative expenses consist primarily of salaries, wages and related benefits for selling, general and administrative personnel, advertising, promotional expenses, bad debt and corporate, business development and other overhead expenses. Depreciation and amortization expenses consist primarily of depreciation recorded for our cellular networks, as well as amortization of intangibles such as wireless telecommunication license costs.

RESULTS OF OPERATIONS

     The following discussions compare the results of operations for the years ended December 31, 2002, December 31, 2001 and December 31, 2000, for ClearWave on a consolidated basis, MobiFon, and Ceský Mobil.

CONSOLIDATED RESULTS OF OPERATIONS

For the years ended December 31,	2002	2001	2000
(in thousands of dollars)	$	$	$

Revenues	694,454	516,308	341,604
Total operating expenses	599,105	495,054	388,764

Operating income (loss)	95,349	21,254	(47,160)
Interest expense	(71,786)	(66,703)	(36,543)
Interest and other income	1,921	3,951	6,020
Foreign exchange gain (loss)	2,109	2,939	(4,937)
Loss related to extinguishment of debt	(10,100)	—	—
Income taxes	32,273	—	—
Minority interest	28,067	45,894	63,518
Net income (loss)	13,287	7,335	(19,102)

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

     Revenues increased to $694.5 million in 2002 from $516.3 million in 2001. MobiFon’s continued growth contributed $74.4 million and Ceský Mobil, which was launched in early 2000, contributed $103.7 million of the increase.

     Total operating expenses increased to $599.1 million in 2002 from $495.1 million in 2001. Included in total operating expenses are cost of revenues, which increased to $269.0 million from $216.7 million due primarily to the $25.5 million and $11.6 million increase in cost of services in the Czech Republic and Romania, respectively, incurred in support of their revenue increase. Selling, general and administrative expenses increased by 11.3% to $175.9 million in 2002 compared to $158.0 million, in support of a 34.5% revenue increase. Operations in the Czech Republic and in Romania contributed $13.2 million and $5.8 million, respectively, of this expense increase.

     Depreciation and amortization increased to $154.3 million in 2002 from $120.4 million in 2001, an increase of $33.9 million. A higher tangible asset base in Romania and in the Czech Republic contributed $9.1 million and $24.8 million to such increase, respectively.

     Interest expense increased by $5.1 million to $71.8 million in 2002 mainly reflecting the increased costs at Ceský Mobil as a result of its drawings on its syndicated credit facility. The foreign exchange gain was $2.1 million in 2002, compared to $2.9 million in 2001. The 2002 gain is represented by gains in Ceský Mobil of $4.0 million which primarily related to the appreciation of the Czech Koruna over the Euro, partially offset by a $1.9 million loss realized by MobiFon.

     The loss on debt extinguishment relates to MobiFon’s refinancing of its long-term facility and consists of unamortized deferred financing costs in the amount of $5.2 million and additional interest paid and cancellation fees totaling $4.9 million.

     The income tax expense of $32.3 million relates to MobiFon which has generated net income and has utilized all its net operating loss carryforwards. We had available, as at December 31, 2002, net operating loss carry forwards in the amount of $172.4 million from Ceský Mobil which consists of $6.4 million, $90.7 million, $65.2 million and $10.1 million expiring in 2006, 2007, 2008 and 2009, respectively. We may be limited in our ability to use these loss carry forwards in any one year due to the uncertainty of generating sufficient taxable income and, as a result, the related future tax asset has been fully provided for by the valuation allowance.

     Our share of losses allocated to minority interest amounted to $28.1 million in 2002, compared to $45.9 million in 2001. The 2002 minority interest is composed of our share of losses of subsidiaries attributed to minority interest in TIW Czech, partly offset by our share of earnings attributed to minority interest in MobiFon.

     As a result of the foregoing, net income for the year ended December 31, 2002 was $13.3 million compared to $7.3 million in 2001, and the corresponding basic and diluted earnings per share was $0.16, compared to $0.09 for 2001.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

     Revenues increased to $516.3 million in 2001 from $341.6 million in 2000. MobiFon’s continued growth contributed $64.7 million and Ceský Mobil, which was launched in early 2000, contributed $109.9 million of the increase.

     Total operating expenses increased to $495.1 million in 2001 from $388.8 million in 2000. Included in total operating expenses are cost of revenues, selling, general and administrative expenses and depreciation and amortization. Cost of revenues increased to $216.7 million from $133.3 million due largely to the $60.6 million increase in cost of services in the Czech Republic incurred in support of its revenue increase. Selling, general and administrative expenses decreased by $9.4 million to $158.0 million from $167.4 million in 2000, primarily due to MobiFon which contributed $7.9 million to such decrease.

     Depreciation and amortization increased to $120.4 million in 2001 from $88.0 million in 2000, an increase of $32.4 million. A higher asset base in Romania and in the Czech Republic contributed $11.8 million and $20.5 million to such increase, respectively.

     Interest expense increased by $30.2 million to $66.7 million in 2001. Ceský Mobil accounted for $20.2 million of the increase due to increased borrowings under its syndicated senior credit facility while interest expense at corporate, largely related to interest on advances from TIW and affiliates, increased $10.1 million. Interest income decreased to $4.0 million in 2001 from $6.0 million in 2000, primarily due to the reduction in the amount of cash and cash equivalents held during the year at Ceský Mobil. The foreign exchange gain was $2.9 million in 2001, compared to a loss of $4.9 million in 2000. The 2001 gain is a result of the depreciation of the Euro over the Czech Koruna, which accounted for $6.8 million, partially offset by a $3.8 million loss realized by MobiFon.

     We had available, as at December 31, 2001, net operating loss carry forwards in the amount of $155.6 million, the majority of which are associated with our operations in the Czech Republic. We may be limited in our ability to use these loss carry forwards in any one year due to the uncertainty of generating sufficient taxable income and, as a result, the related future tax asset has been fully provided for by the valuation allowance.

     Share of losses allocated to minority interest amounted to $45.9 million in 2001, compared to $63.5 million in 2000. The 2001 minority interest is composed of the losses of subsidiaries attributed to minority interest in TIW Czech, partly offset by the share of earnings attributed to minority interest in MobiFon.

     As a result of the foregoing, net income for the year ended December 31, 2001 was $7.3 million compared to a loss of $19.1 million in 2000, and the corresponding basic and diluted earnings per share was $0.09, compared to basic and diluted loss per share of $0.23 for 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     Revenues increased to $341.6 million in 2000 from $234.0 million in 1999. MobiFon’s continued growth contributed $73.6 million and Ceský Mobil, which was launched in early 2000, contributed $34.0 million of the increase.

     Total operating expenses increased to $388.8 million in 2000 from $237.7 million in 1999. Included in total operating expenses are cost of revenues, selling, general and administrative expenses and depreciation and amortization. Cost of revenues increased to $133.3 million from $83.3 million due in part to the commercial launch of Ceský Mobil in March 2000. Selling, general and administrative expenses increased by $65.2 million to $167.4 million in 2000. Ceský Mobil’s launch in early 2000 accounted for $58.7 million of the increase.

     Depreciation and amortization increased to $88.0 million in 2000 from $52.3 million in 1999, an increase of $35.7 million. A higher asset base in Romania accounted for $13.7 million of the increase. The depreciation of the Czech Republic network assets commenced in 2000 and accounted for $22.0 million.

     Interest expense increased by $11.5 million to $36.5 million in 2000. MobiFon’s higher level of borrowings under their credit facility accounted for this increase. Interest income increased to $6.0 million in 2000 from $3.9 million in 1999, primarily due to surplus cash balances held at Ceský Mobil. The foreign exchange loss was $4.9 million in 2000, compared to $15.2 million in 1999. The 2000 loss is a result of the devaluation of the Lei in Romania, which accounted for $6.5 million, partially offset by a $1.6 million gain experienced by Ceský Mobil.

     Due to the uncertainty of generating sufficient taxable income, the tax benefit of our losses has been fully provided for by the valuation allowance.

     Share of losses allocated to minority interest amounted to $63.5 million in 2000, compared to $15.9 million in 1999. The 2000 minority interest is composed of the share of losses of subsidiaries attributed to minority interest in TIW Czech, partly offset by the share of earnings attributed to minority interest in MobiFon.

     As a result of the foregoing, net loss for the year ended December 31, 2000 was $19.1 million compared to net income of $38.0 million in 1999, and the corresponding basic and diluted loss per share was $0.23 in 2000 compared to basic and diluted earnings per share of $0.45 in 1999.

MOBIFON

For the years ended December 31,	2002	2001	2000
(in thousands of dollars)	$	$	$

Revenues
Services	425,567	359,868	299,470
Equipment	21,214	12,475	8,097

	446,781	372,343	307,567
Cost of services	81,462	69,835	62,366
Cost of equipment	39,160	27,236	18,347
Selling, general and administrative expenses	94,613	88,836	96,735

Operating income before depreciation and amortization	231,546	186,436	130,119
Depreciation and amortization	86,919	77,791	65,965

Operating income	144,627	108,645	64,154

     We use the term operating income before depreciation and amortization, also defined as EBITDA, which may not be comparable to similarity titled measures reported by other companies. Operating income before depreciation and amortization should not be considered in isolation or as an alternative measurement of operating performance or liquidity to net income (loss), operating income (loss), cash flows from operating activities or any other measure of performance under GAAP. We believe that operating income (loss) before depreciation and amortization is viewed as a relevant supplemental measure of performance in the wireless telecommunications industry.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

     MobiFon’s service revenues increased to $425.6 million in 2002 from $359.9 million in 2001, reflecting the continued subscriber growth. MobiFon added 631,600 cellular subscribers, compared to 831,800 net additions in the same period in 2001 to reach 2,635,200 subscribers at as December 31, 2002 compared to 2,003,600 at the end of 2001.

     Cost of service revenues decreased as a percentage of service revenues to 19.1% in 2002 compared to 19.4% in 2001 and was $81.5 million in 2002 compared to $69.8 million in 2001. The decrease as a percentage of service revenues was largely attributable to a lower proportion of interconnection costs associated with higher on network calling. The cost of equipment continues to exceed associated equipment revenues, consistent with our policy to sell equipment at prices that will attract new subscribers.

     Selling, general and administrative expenses increased to $94.6 million in 2002 compared to $88.8 million in the previous year. However, as a percent of service revenue, selling, general and administrative expenses decreased to 22.2% for 2002 compared to 24.7% for 2001 as a result of both the continued success from the implementation of a cost control program in 2001 and strong credit policies which reduced bad debt expense. MobiFon’s operating income before depreciation and amortization increased to $231.5 million in 2002 from $186.4 million in 2001 due to the above factors.

     Depreciation and amortization increased to $86.9 million in 2002 from $77.8 million the previous year as a result of network expansion in Romania during 2002 and 2001 and due to the shortening of estimated lives on certain assets in the fourth quarter of 2002. As a result of the foregoing, the operating income increased to $144.6 million in 2002 from $108.6 million in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     MobiFon’s service revenues increased to $359.9 million in 2001 from $299.5 million in 2000, reflecting the continued subscriber growth. MobiFon added 831,800 cellular subscribers, compared to 469,700 net additions in the same period in 2000, to reach 2,003,600 subscribers as at December 31, 2001 compared to 1,171,800 at the end of 2000.

     Cost of service revenues decreased as a percentage of service revenues to 19.4% in 2001, compared to 20.8% in 2000, and was $69.8 million in 2001 compared to $62.4 million in 2000. The decrease as a percentage of service revenues was attributable to continued tight control over operating costs and economies of scale. The cost of equipment continues to exceed associated equipment revenues, consistent with our practice to sell equipment at prices that will attract new subscribers.

     Selling, general and administrative expenses decreased to $88.8 million in 2001 compared to $96.7 million in the previous year, as a result of both the continued success from the implementation of a cost control program in 2000, further reductions in selling and marketing expenses of $4.8 million, and strong credit policies which reduced bad debt expense by $1.5 million. MobiFon’s operating income before depreciation and amortization increased to $186.4 million in 2001 from $130.1 million in 2000 due to the above factors.

     Depreciation and amortization increased to $77.8 million in 2001 from $66.0 million the previous year as a result of network expansion in Romania during 2001 and 2000. As a result of the foregoing, the operating income increased to $108.6 million in 2001 from $64.2 million in 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     MobiFon’s service revenues increased to $299.5 million in 2000 from $211.4 million in 1999, reflecting continued subscriber growth. MobiFon’s subscriber base increased to 1,171,800 at the end of 2000 from 702,100 at the end of 1999.

     Cost of service revenues decreased as a percentage of revenues to 20.8% in 2000, compared to 24.0% in 1999, and was $62.4 million in 2000 compared to $50.7 million in 1999. Most of the decrease as a percentage of revenues was attributed to continued tight controls over operational expenses and economies of scale. The cost of equipment continued to exceed associated revenues, consistent with our practice to sell equipment at prices that will attract new subscribers.

     Selling, general and administrative expenses remained stable at $96.7 million in 2000 compared to $95.7 million in the previous year, despite the growth of MobiFon’s subscriber base reflecting the implementation of a cost control program and a reduction in selling and marketing expenses, compared to 1999. MobiFon’s operating income before depreciation and amortization increased to $130.1 million in 2000 from $54.9 million in 1999 due to subscriber growth.

     Depreciation and amortization increased to $66.0 million in 2000 from $52.2 million the previous year as a result of the significant network expansion in Romania during late 1999 and 2000. As a result of the foregoing, the operating income increased to $64.2 million in 2000 from $2.7 million in 1999.

CESKÝ MOBIL

For the years ended December 31,	2002	2001	2000
(in thousands of dollars)	$	$	$

Revenues
Services	227,342	125,928	21,508
Equipment	20,331	18,037	12,529

	247,673	143,965	34,037
Cost of services	122,741	97,275	36,654
Cost of equipment	25,594	22,323	15,969
Selling, general and administrative expenses	79,143	65,921	63,418

Operating income (loss) before depreciation and amortization	20,195	(41,554)	(82,004)
Depreciation and amortization	67,367	42,562	22,056

Operating loss	(47,172)	(84,116)	(104,060)

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

     Ceský Mobil’s service revenues increased to $227.3 million in 2002 from $125.9 million in 2001, reflecting continued subscriber growth and the effect of the appreciation of the Koruna versus the U.S. dollar. Ceský Mobil added 321,400 net cellular subscribers, compared to 556,700 net additions in the same period in 2001, to reach 1,179,800 subscribers as at December 31, 2002 compared to 858,400 at the end of 2001.

     Cost of service revenues increased by 26.2% to $122.7 million in 2002 compared to $97.3 million in 2001 in support of the 80.5% increase in service revenues. Cost of equipment continued to be greater than associated revenues consistent with our practice to sell equipment at prices to attract new subscribers.

     Selling, general and administrative expenses increased by 20.1% to $79.0 million despite the 37.4% subscriber growth in 2002. Ceský Mobil’s operating income before depreciation and amortization increased to $20.2 million in 2002 from an operating loss before depreciation and amortization of $41.6 million in 2001 due primarily to revenue increases from subscriber growth coupled with economies of scale and tight controls over operating costs which constrained operating costs increases.

     Depreciation and amortization increased to $67.4 million in 2002 from $42.6 million the previous year as a result of network expansion during 2002 and 2001. As a result of the foregoing, the operating loss decreased to $47.2 million in 2002 from $84.1 million in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     Ceský Mobil’s service revenues increased to $125.9 million in 2001 from $21.5 million in 2000, reflecting continued subscriber growth and a full year of operations in 2001, compared to 10 months of commercial operations in 2000. Ceský Mobil added 556,700 net cellular subscribers, compared to 301,700 net additions in the same period in 2000, to reach 858,400 subscribers as at December 31, 2001 compared to 301,700 at the end of 2000.

     Cost of service revenues increased by 165% to $97.3 million in 2001, compared to $36.7 million in 2000, in support of the 486% increase in service revenues. Cost of equipment continued to be slightly greater than associated revenues consistent with our practice to sell equipment at prices to attract new subscribers.

     Selling, general and administrative expenses remained stable at $65.9 million despite the strong subscriber growth in 2001 due to tight cost controls, compared to $63.4 million in the previous year. Ceský Mobil’s operating loss before depreciation and amortization decreased to $41.6 million in 2001 from $82.0 million in 2000 due primarily to subscriber growth.

     Depreciation and amortization increased to $42.6 million in 2001 from $22.1 million the previous year as a result of network expansion during 2000 and 2001.

     As a result of the foregoing, the operating loss decreased to $84.1 million in 2001 from $104.1 million in 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     Ceský Mobil’s service revenues were $21.5 million in 2000, reflecting the launch of commercial operations in March 2000. Ceský Mobil’s subscriber base was 301,700 at the end of 2000.

     Cost of service revenues was $36.7 million in 2000. Cost of equipment was higher than associated revenues consistent with our practice to sell equipment at prices to attract new customers and incentives offered on commercial launch.

     Selling, general and administrative expenses were $63.4 million in 2000 compared to $4.7 million in the previous year, due to the commercial launch of operations in March 2000 and related subscriber and operations growth. Ceský Mobil’s operating loss before depreciation and amortization increased to $82.0 million in 2000 from $4.7 million in 1999 due to the above.

     Depreciation and amortization increased to $22.1 million in 2000 from nil the previous year as a result of network expansion during 1999 and 2000. As a result of the foregoing, the operating loss was $104.1 million in 2000, compared to $4.7 million in 1999.

LIQUIDITY AND CAPITAL RESOURCES

     The following table is a summary of our consolidated cash flows for the years ended December 31, 2002, 2001, and 2000.

CASH FLOW DATA

For the years ended December 31,	2002	2001	2000
(in thousands of dollars)	$	$	$

Cash provided by operating activities	152,778	54,158	94,922
Cash used in investing activities	(242,893)	(309,563)	(344,501)

	(90,115)	(255,405)	(249,579)
Cash provided by financing activities	80,795	189,786	340,495
Net effect of exchange rate translation on cash and cash equivalent	721	(628)	4,436

Net change in cash and cash equivalents	(8,599)	(66,247)	95,352
Cash and cash equivalents, beginning of period	54,982	121,229	25,877

Cash and cash equivalents, end of period	46,383	54,982	121,229

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

     For the year ended December 31, 2002, operating activities provided cash of $152.8 million compared to $54.2 million for the same period last year. The year-over-year increase is mainly explained by the $108.0 million increase in operating income before depreciation and amortization. Furthermore, results for 2001 include a significant increase in working capital mainly related to Ceský Mobil.

     Investing activities used cash of $242.9 million for the year ended December 31, 2002, essentially for the expansion of cellular networks in Romania and the Czech Republic. This compares to cash used in investing activities of $309.6 million for the year ended December 31, 2001. MobiFon’s and Ceský Mobil’s operations utilized cash of $100.3 million and $142.6 million, respectively, for 2002 capital expenditures.

     Financing activities generated cash of $80.8 million for the year ended December 31, 2002. This is mainly explained by subsidiary’s shares issued to minority interests and net borrowings of debt of $29.9 million and $83.1 million, respectively, partially offset by subsidiary’s distributions paid to minority interests of $10.8 million, financing costs of $8.6 million and by the $12.8 million in net repayments of advances to our parent.

     Cash and cash equivalents as of December 31, 2002 totaled $46.4 million, including $1.2 million at the corporate level. As of December 31, 2002, total consolidated indebtedness was $828.4 million which included third party debt of $267.7 million and $470.3 million at MobiFon and Ceský Mobil, respectively, and $90.4 million of amounts due to TIW and its affiliates, primarily at the corporate level.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     Cash provided by operating activities was $54.2 million for the year ended December 31, 2001, compared to $94.9 million for 2000. The year-over-year decline is entirely attributable to increased working capital needs at Ceský Mobil as MobiFon’s operating income before depreciation and amortization showed continued growth and Ceský Mobil’s operating loss before depreciation and amortization was reduced relative to that experienced in 2000.

     Investing activities used cash of $309.6 million during the year ended December 31, 2001, reflecting $286.4 million of cash used for acquisitions of property, plant and equipment and $23.2 million for the acquisition of additional shares of MobiFon. MobiFon and Ceský Mobil operations accounted for $125.3 million and $161.1 million of the capital spending, respectively.

     Financing activities generated cash of $189.8 million for the year ended December 31, 2001. We borrowed $114.1 under our long-term debt facilities, and received $65.8 million in proceeds from investees’ shares issued to minority shareholders and $35.6 million in net advances from our parent. These sources of funds were offset by a $25.7 million repayment of long term debt.

     Total consolidated indebtedness as of December 31, 2001 was $723.2 million, including $101.6 million of amounts due to TIW and its affiliates, primarily at the corporate level.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     Cash provided by operating activities in 2000 was $94.9 million compared to $25.3 million in 1999. The difference is mainly due to an improvement in working capital partially offset by a reduction in operating income before depreciation and amortization.

     Cash used in investing activities in 2000 amounted to $344.5 million. This amount mainly relates to the acquisition and build-out of property, plant and equipment in MobiFon and Ceský Mobil for $85.0 million and $239.5 million, respectively.

     Cash provided by financing activities in 2000 was $340.5 million compared to $111.2 million in 1999. Of the 2000 amount, $49.1 million related to proceeds from invested capital and other cash contributions from our parent, TIWC, $19.8 million relates to advances made by TIWC, $169.4 million relates to increase of long-term debt, net of repayments, of which $176.4 million is attributable to Ceský Mobil, and $121.3 million was provided by the issuance of investees’ shares to minority interests.

SOURCES OF FINANCING

     Prior to 2002, substantially all of our cash requirements at the corporate level were met by the proceeds from invested capital and other cash advances from TIW and its affiliates. During 2002, however, as described below, distributions from MobiFon have enabled the repayment of some of those advances. At December 31, 2002, we had demand notes payable to our parent company of $88.1 million.

     During 2002, MobiFon approved aggregate distributions of $66.3 million consisting of dividends of $27.5 million and share repurchases of $38.8 million. We received $42.0 million of these distributions in 2002 and utilized a portion of such proceeds to repay some of the advances from our parent and accrued interest thereon.

     On October 30, 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders can tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution amount of which our share is $24.6 million and is included in the $42.0 million of distributions received in 2002. In the event not all MobiFon shareholders exercise their options to sell their entire pro-rata portion, any of the MobiFon shareholders shall have the right to buy-back the shares sold to MobiFon at the same purchase price by December 31, 2003. The effect of these distributions was to decrease our equity interest in MobiFon from 63.5% to 62.4%. MobiFon’s shareholders are not required to participate pro-rata in the share repurchase and we have also retained our right to buy-back the shares sold to MobiFon. Accordingly, our ownership of MobiFon may vary between 62.4% and 63.5%, throughout the tender period, depending on the timing and the extent of each shareholder’s participation in the repurchase. As it is not determinable that all shareholders of MobiFon will participate pro-rata in the share repurchase, pending expiration of the tender period, distributions made through share repurchases have been accounted for in a manner similar to dividends declared by a subsidiary and the amount that MobiFon is committed to distribute to minority interests is presented within current liabilities.

     On December 18, 2002, we reached an agreement for the sale of 11.1 million shares of MobiFon, representing 5.7% of the then issued and outstanding share capital of MobiFon, for a total cash consideration of $42.5 million. The transaction closed on March 19, 2003. As a result of the above transactions, our ownership in MobiFon will be reduced from the pre share repurchase level of 63.5% down to between 56.6% and 57.7% depending on the outcome of the share repurchase.

     At the operating company level, we seek, where possible, to finance the cash requirements of developing and expanding our operations on a project-by-project basis. Although projects are typically financed by contributions from our partners and us in the form of equity and shareholder advances, we seek to obtain third party financing after the initial stages of a project’s development. Sources of financing at the operating company level may include vendor financing provided by equipment suppliers, project financing from commercial banks and international financial institutions such as the European Bank for Reconstruction and Development, bank lines of credit and the sale of debt securities by the operating companies.

MOBIFON

     MobiFon’s cash requirements as at December 31, 2002 have been met by aggregate capital contributions of $270.6 million and by $255.0 million in borrowings, net of repayments, under its bank facilities and $12.7 million in capital leases.

     In September 1997, the European Bank for Reconstruction and Development (“EBRD”) arranged a $190.0 million loan facility for MobiFon. This facility included a $10.0 million subordinate loan bearing interest at 15% maturing in 2003, nine-year senior loans totaling $110.0 million bearing interest at LIBOR plus 3.25% and a $70.0 million eight-year syndicated senior loan bearing interest at

LIBOR plus 3.05%. MobiFon entered into agreements, including interest rate swap agreements, pursuant to which $158.8 million of the above borrowings had effective fixed interest rates from 8.35% to 9.75% until April 2002.

     In January 1999, MobiFon closed a second long-term loan facility totaling $105.0 million, jointly arranged by ABN AMRO N.V. and the EBRD. This second EBRD facility comprised loans of $40.0 million and a $65.0 million syndicated export credit facility. Borrowings under this facility bore variable interest rates and were repayable in installments through 2006. MobiFon used the proceeds to complete the build-out of its cellular network and to pay $25.0 million to extend its ten-year license by five years to November 2011.

     On August 27, 2002, MobiFon closed a $300 million senior loan facility. This new facility is composed of two tranches. Tranche I consists of a term loan of $238 million, fully drawn as at December 31, 2002, for which the proceeds were used to repay the interest and principal balance of the syndicated senior credit facilities entered into in 1997 and 1999 and the subordinated loans. A loss on extinguishment of debt of $10.1 million was recognized on early repayment. Tranche II consists of a term loan of up to $62 million of which $17 million was drawn as at December 31, 2002. Each tranche is repayable in quarterly installments starting in January 2004 and maturing in October 2008. The interest rate on the facility is LIBOR + 3.5% up to December 31, 2003. Thereafter, the interest rate will range from LIBOR + 2.5% to LIBOR + 4.0% depending on certain financial ratios, including debt and capital ratios. As permitted by the loan agreement, the LIBOR portion of the interest rates on $87.3 million of Tranche I and $6.2 million of Tranche II have been fixed at 3.64% and 3.52% respectively.

     Under the facility, MobiFon must comply with certain affirmative covenants such as the maintenance of certain financial covenants and ratios, including debt and capital ratios. The facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. The facility is collateralized by a pledge of ours and of the minority interests’ shares in MobiFon and by substantially all of the assets of MobiFon. A commitment fee of 1% per annum is applicable to the unused Tranche II facility [$45 million at December 31, 2002] up to December 31, 2003 when the unused facility will expire under the credit agreement.

     MobiFon entered into interest rate swap arrangements on notional principal amounts of $100 million and $30 million whereby the LIBOR portion of the interest on the related loan principal has been effectively fixed at 3.6% and 3.7%, respectively. The weighted average effective interest rate on the balance outstanding on this facility at December 31, 2002 is 6.9%.

     MobiFon also has $20.0 million of working capital facilities with ABN AMRO Romania S.A., and with Citibank S.A., secured by a first right over the proceeds from any foreclosure of the pledge of MobiFon’s bank accounts.

     CESKÝ MOBIL

     The cash requirements of Ceský Mobil through December 31, 2002 have been met primarily by shareholder contributions of $350.0 million and by borrowings under its senior secured syndicated credit facility and financing under supply contracts to be refinanced by the syndicated facility entered into on July 19, 2000 which using December 31, 2002 exchange rates, amount to $470.3 million.

     In July 2000, Ceský Mobil entered into an agreement for a senior secured syndicated credit facility. The syndicated credit facility is composed of two tranches. Tranche A is in the form of a committed revolving credit facility converting to a term loan of up to €269.1 million and Koruna 3.8 billion, [totaling $407.0 million] carrying interest at a rate of EURIBOR plus 1.75% for Euro drawings and PRIBOR plus 1.75% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility until June 2004 which will continue to be repaid until the maturity in December 2008. Tranche B consists of a term loan of up to €26.6 million and Koruna 1.7 billion, [totaling $84.9 million] carrying interest at EURIBOR plus 2.25% for Euro drawings and PRIBOR plus 2.25% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility starting in December 2008 until the maturity in December 2009. Drawings under either tranche must be on a dollar-for-dollar basis with the other tranche.

     Ceský Mobil entered into interest rate and currency swaps arrangements pursuant to which €116.3 million [$122.0 million] of the Euro based borrowings as at December 31, 2002 are effectively Koruna based and, together with an additional 3.0 billion Koruna [$98.6 million] have effective fixed interest rates ranging from 8.59% to 9.98% until November 2005. Swaps have also been entered into on €71.7 million [$75.3 million] drawn which has the effect of fixing the Euro to Koruna conversion rate on the interest payments and changing the referenced interest rate from EURIBOR to PRIBOR. Interest on this €71.7 million draw has also been capped through the use of option agreements which are detailed as follows. €21.5 million [$22.6 million] and a further 287.6 million Koruna [$9.5 million] are subject to interest rate option agreements which provide that the PRIBOR component of the interest rate on these borrowings will not exceed 8.61%, until November, 2005; €50.2 million [$52.7 million] and 701.2 million Koruna [$23.3 million] are subject to interest rate option agreements which provide that the interest rate on these borrowings will not exceed 9.99%, until November, 2005. The effective weighted average interest rate on this credit facility is 7.0% at December 31, 2002 [8.0% in 2001].

     Ceský Mobil used the funds drawn under its senior secured syndicated credit facility to finance the construction, operation, working capital, debt service and related requirements of their GSM network in the Czech Republic including the repayment of amounts financed under supply contracts with Siemens and Ericsson.

     The facility is collateralized by a pledge of TIW Czech’s shares in Ceský Mobil and of substantially all of the assets of Ceský Mobil. Under this facility, Ceský Mobil must respect certain financial covenants and coverage tests. Furthermore, prior to each draw down, the ratio of senior debt to invested capital in Ceský Mobil must not exceed 60:40 or the total invested capital in Ceský Mobil will equal or exceed the Euro equivalent of $350.0 million. We and our partners have funded all of the required capital.

     As a result of MobiFon’s and Ceský Mobil’s syndicated senior credit facilities, substantially all of ClearWave’s net assets are restricted, however, subject to fulfillment of certain conditions, cash distributions to shareholders are permissible under MobiFon’s credit facilities.

FUTURE CAPITAL REQUIREMENTS

     We expect to have significant future capital requirements, particularly in relation to the expansion and addition to capacity of our existing networks, and the servicing of debt. We intend to finance such future capital requirements from cash flow from operating activities, borrowing under our existing credit facilities, minority shareholders’ funding under share subscription agreements and through other externally generated funds such as the sale of debt and equity securities, vendor financing and project financing from commercial banks and international financial agencies. Our future cash commitments may also include our 24.2% share of the possible exercise of a put option held by a minority shareholder of Ceský Mobil. TIW Czech N.V. may be required to purchase the Ceský Mobil shares owned by the minority shareholder for an amount equal to the amount paid, in Czech Koruna, for such shares plus interest of 7.0% per annum. As at December 31, 2002, this minority shareholder has contributed $13.0 million to the equity of Ceský Mobil and the Company’s share of this commitment, if exercised, is $4.6 million.

     As at December 31, 2002, our total indebtedness to TIW and its affiliates amounted to $90.4 million consisting of accounts payable of $2.3 million and demand notes at the corporate level of $88.1 million. The demand notes are convertible into shares at the option of TIW and its affiliates subject to certain conditions. We intend to use available cash surplus at the corporate level, after considering potential funding requirements in TIW Czech N.V. and corporate expenses that are expected to be generated from transactions on MobiFon’s shares to reimburse part of these advances. TIW reports a going concern uncertainty in its financial statements. In the event that TIW’s creditors enforce their claims, uncertainty may arise regarding the timing for repayment of these demand notes.

     MobiFon’s future capital requirements will include debt repayment and network expansion, both of which are expected to be financed by cash flows from operations and by drawings on its senior facility. Ceský Mobil’s capital requirements will include the expansion of its cellular network and the financing of its losses. These requirements are expected to be financed by drawings under its senior secured syndicated credit facility and by way of shareholders’ subscriptions. As at December 31, 2002, our operations had purchase commitments of approximately $14 million with network equipment and systems support providers.

     As of December 31, 2002, MobiFon is also committed to a frame leasing agreement with a national power supplier for 17 years or the end of the GSM license period whichever is shorter commencing in 2003, whereby the power supplier agreed to lease out 2 fiber optic strands over certain voltage poles and technical space to MobiFon, and MobiFon agreed to lease out communication capacity to the power supplier over a minor portion of the capacity of the enabled fiber. The leases payments and receipts, which individually are estimated to reach $5 million per annum by the end of the contract, are expected to offset one another such that minimal cash payments, if any, will be made by either party. The estimated cost to MobiFon to enable the entire leased fiber to be utilized is $8.5 million of which $3.4 million has been incurred as at December 31, 2002.

In the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, a minority shareholder of MobiFon may require the Company or TIW, at TIW’s option, to make an offer to acquire the minority shareholder’s shares. The purchase price of such shares will be their fair market value as determined by an independent evaluator and shall be payable in cash or, at TIW’s option, shares of TIW. The share ownership sold on March 19, 2003 is the object of a similar arrangement.

     We are a holding company with no material business operations, sources of income or operating assets of our own other than the shares of our subsidiaries and operating companies. Our cash flow and, consequently, our ability to meet our debt service obligations is dependent upon the payment of funds by our subsidiaries in the form of loans, dividends, advances or otherwise.

     We regularly evaluate opportunities for the expansion of our operations or for further investments in wireless telecommunications projects, including increases in ownership in our current operations. The future capital requirements related to such investment activities, if any, will be incremental to the anticipated capital contributions to existing operations, and therefore additional corporate financing will be required to fund such development projects or to further support current operations. The ability to generate short-term and long-term capital in the future is dependent upon many factors, including general economic conditions in the countries where we conduct our principal operations, and financial market conditions.

EXCHANGE RATES

     We report our financial statements in U.S. dollars. We operate in different currency jurisdictions and virtually all of our revenues and a substantial portion of our operating expenses are in currencies other than our reporting currency. As a result, we are exposed to exchange rate risk. Any significant change in the relevant exchange rates, whether of a short-term nature or a steady long-term change in relative valuation, could have a material effect on our financial statements. In Romania, significant devaluation relative to the U.S. dollar has occurred in the past and may occur again in the future. In addition, we experience fluctuations in our results of operations solely as a result of exchange rate fluctuations.

     Where possible, we adjust our tariffs for the effects of inflation, one of the factors affecting relative exchange rates. However, due to regulatory restrictions and market conditions, we may be unable to adjust our local tariffs in response to changes in the exchange rates relative to our reporting currency and may therefore be unable to protect ourselves from currency rate fluctuations.

     Until December 31, 2002, Romania was defined for accounting purposes as a highly inflationary economy and the U.S. dollar, our functional currency, was used as their measurement currency. In 2003, an assessment as to which currency is MobiFon’s functional currency will be made. MobiFon’s borrowings are in U.S. dollars and tariffs are adjusted to account for the effects of the devaluation of the Romanian lei versus the U.S. dollar due to inflation. Consequently, exchange fluctuations have not had a material effect on our consolidated results in the past. However, Romania is currently a second wave European Union accession candidate and it is foreseeable that the Euro takes prominence in Romania in the future. Consequently, depending on the result of our assessment and the progression of Romania towards the Euro, exchange rate fluctuations may have a more significant impact on our results of operations in the future.

     At the corporate level, we may elect to enter hedging arrangements from time to time in the future, although we are not currently party to any such transaction and do not have a policy to systematically hedge against foreign currency fluctuations. At the operating company level, we seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, where possible, assets and liabilities. In some cases, we may borrow in U.S. dollars or Euro because it is either advantageous for the operating companies to incur debt obligations in such currency or because such currency denominated borrowings are the only funding source available to the operating company at the time. Ceský Mobil has hedged a portion of its variable rate debt, by entering into interest rate and cross currency swaps in which Ceský Mobil has agreed to exchange, at specified intervals, the difference between fixed and variable interest on €116.3 million and 3.0 billion Koruna of variable rate debt until November 2005.

     Additionally, these swaps have fixed the foreign currency rates on the Euro based debt from the Euro to Koruna. A swap was entered into on a further €71.7 million of borrowings which fixed the foreign currency rate on the interest payments from Euro to Koruna and changed the referenced interest rate from EURIBOR to PRIBOR. Interest on this €71.7 million draw has also been capped through the use of option agreements which are detailed as follows: €21.5 million [$22.6 million] and a further 287.6 million Koruna [$9.5 million] are subject to interest rate option agreements which provide that the PRIBOR component of the interest rate on these borrowings will not exceed 8.61%, until November 2005; €50.2 million [$52.7 million] and 701.2 million Koruna [$23.3 million] are subject to interest rate option agreements which provide that the interest rate on these borrowings will not exceed 9.99%, until November 2005. Ceský Mobil also entered into a 6-month Euro to Koruna cross currency swap arrangement for €60.0 million [$63.0 million] on May 11, 2002 and upon expiration, Ceský Mobil entered into a similar swap arrangement for a further 6 months. In January 2003, a further €40.0 million of Ceský Mobil’s Euro based borrowing exposure was hedged in this manner and Ceský Mobil purchased a currency call option to hedge currency risk on the principal of an additional €10.0 million of Euro based debt. For the remaining amounts, we have decided to accept for the time being the inherent currency risk, principally because of the relatively high cost of buying, or the inability to buy, forward cover in currencies of the countries in which we operate.

INFLATION

     Inflation has not been a material factor affecting our business to date. Although system equipment costs may increase over time as a result of inflation, we expect that the cost of subscriber equipment will decrease over time as volume increases, although there can be no assurance that this will be the case. General operating expenses such as salaries, employee benefits and lease costs are, however, subject to normal inflationary or deflationary pressures.

     In Romania and the Czech Republic, the effects of inflation may become significant to our operations. Where permitted, and subject to competitive pressures, we intend to increase our tariffs to account for the effects of inflation. However, in those jurisdictions where tariff rates are regulated or specified in the license, such as in the Czech Republic, we may not be able to mitigate the impact of inflation on our operations.

REGULATORY ENVIRONMENT

     We operate in regulated industries and in the normal course of business, our operational subsidiaries’ actions are subjected to scrutiny by various regulatory agencies, which, from time to time, will initiate administrative proceedings against us for alleged breaches to different regulations including arrangements for interconnection fees. We believe that the ultimate outcome of any of such proceedings currently in progress will not be materially adverse to us.

     MobiFon and Ceský Mobil hold one of three licenses issued to provide nationwide GSM-based cellular telecommunications services in their respective countries. Our operational subsidiaries are committed to pay minimum annual spectrum fees of approximately $10.0 million. Starting in 2003, the new Romanian regulatory act will provide for other fees based on a percentage of revenue and other bases that have yet to be determined. The conditions to the various license agreements require our operational subsidiaries to substantially meet the deployment plans set out in their license agreement and, in certain instances, to provide a specified level of services in their respective coverage areas. The Company’s future performance may be affected by factors such as political changes including government actions relating to its licenses, changes in technology and competition.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Supervisory Board and Board of Management

     Our supervisory board supervises our general affairs and business. It also supervises and provides advice to the board of management. In fulfilling their duties, all members of the supervisory board must serve our best interests.

     Our articles of association provide for at least three members to serve on the supervisory board. Three of the five individuals appointed to the supervisory board as of the date hereof are also officers or employees of TIW or its affiliates and two are independent within the meaning of the guidelines of the TSX. Under Dutch law, members of the supervisory board cannot serve as members of our board of management, nor may a person serve as a member of the supervisory board after the annual general meeting of shareholders during the fiscal year of such person’s seventy-second birthday.

     Members of the supervisory board are appointed by the general meeting of shareholders from a non-binding nomination, drawn up by the supervisory board. Any remuneration for members of the supervisory board is determined by the general meeting of shareholders.

     Our articles of association do not impose any quorum requirements for meetings of our supervisory board. Decisions of the supervisory board generally will require the approval of a majority of the votes cast. Members of the supervisory board may be suspended or dismissed by the general meeting of shareholders at any time. A suspension may not last longer than three months in total, even after having been extended one or more times. If no decision on a termination of the suspension or dismissal has been made following such time, the suspension will end.

     The board of management, under the supervision of the supervisory board, is entrusted with managing us and our subsidiaries. The board of management must be comprised of at least three members. The general legal authority to represent us is vested in the board of management and in each member of the board of management acting alone. An absolute majority of votes cast by all managing directors in office is necessary to adopt resolutions of the board of management. Certain resolutions of the board of management determined from time to time may be subject to the approval of the supervisory board. Lack of such authorization does not, however, affect the authority of the board of management or any of its individual members to legally bind us. The members of the board of management are appointed by the general meeting of shareholders from a binding nomination, drawn up by the supervisory board, of at least two nominees for each vacancy to be filled. If the supervisory board fails to make use of its right to draw up a binding nomination or fails to do so in a timely manner, the general meeting of shareholders is free to make the appointment. The general meeting of shareholders may at all times override the binding of the supervisory board’s nomination by adopting a resolution to this effect with two-thirds of the votes cast representing more than half of the issued capital.

     The general meeting of shareholders may suspend and dismiss the members of the board of management. The supervisory board may also suspend the members of the board of management. Even after having been extended, a suspension shall not last for more than three months. If after that time no decision has been reached on the lifting of the suspension or the removal from office, the suspension shall cease to exist. The remuneration and other conditions of employment of each member of the board of management is determined by the supervisory board.

     The following tables list the persons proposed to be elected at our next annual meeting of shareholders on June 27, 2003 as members of our supervisory board and as members of our board of management and the executive officers of our operating subsidiaries:

Supervisory Board

Name	Municipality of Residence

Charles Sirois (Chairman)	Montreal, Quebec, Canada
Margriet Zwarts	Montreal, Quebec, Canada
Mario Bertrand	Monaco (Monte Carlo)
Pier Carlo Falotti	Switzerland
Henri de Maublanc	Paris, France

Board of Management

Name	Municipality of Residence

Alexander Tolstoy(1)	Prague, Czech Republic
Kees van Ravenhorst(1)	Amsterdam, Netherlands
James J. Jackson(1)	Prague, Czech Republic
Yves Normand(1)	Amsterdam, Netherlands

(1)	Alexander Tolstoy and Kees van Ravenhorst have been members of our board of management since June 27, 2000 and September 17, 1999 respectively. James J. Jackson and Yves Normand have been members of our board of management since June 21, 2002.

Executive Officers

Name	Municipality of Residence	Position

Alexander Tolstoy	Prague, Czech Republic	President and Chief Executive Officer, ClearWave; Chairman of the Board and Chief Executive Officer, MobiFon and Ceský Mobil; President, Ceský Mobil
James J. Jackson	Prague, Czech Republic	Chief Financial Officer, ClearWave and MobiFon, Chairman of Supervisory Board, Ceský Mobil
Edward Lattimore	Bucharest, Romania	President and Chief Operating Officer, MobiFon
Karla Stephens	Prague, Czech Republic	Chief Operating Officer, Ceský Mobil

Information Concerning Members of our Supervisory Board, Members of our Board of Management and Executive Officers of our Company and our Operating Subsidiaries

     Charles Sirois is Chairman of the Board of TIW and Chairman of the Board, Chief Executive Officer and controlling shareholder of Telesystem Ltd., one of TIW’s principal shareholders. From 1992 to February 2000, Mr. Sirois was Chairman and Chief Executive Officer of Teleglobe Inc. From 1988 to 1990, Mr. Sirois was Chairman of the Board and Chief Executive Officer of BCE Mobile Communications Inc., and prior to that, he was Chief Executive Officer of two of the companies that formed BCE Mobile, National Pagette Ltd. and National Mobile Radio Communications Inc. He is currently a director of the Canadian Imperial Bank of Commerce and the CGI Group Inc. Mr. Sirois is also a member of the Business Council on National Issues and is a founding member of the Washington-based Global Information Infrastructure Commission (GIIC). Mr. Sirois received the Order of Canada in 1994 and was made a knight of the Ordre national du Québec in April 1998.

     Margriet Zwarts is General Counsel and Secretary of TIW. Prior to her appointment in March 1998, she was in private practice, initially with the law firm Martineau Walker and from 1989 with the law firm Ogilvy Renault, where she was a partner from 1991. She holds a Bachelor’s degree in Civil Law and a Bachelor’s degree in Common Law from McGill University and a Master’s degree in English literature from the University of Toronto. She is a member of the Quebec Bar and the Law Society of Upper Canada.

     Mario Bertrand is President, New Ventures of TIW. Prior to organizational changes effected in May 1999, Mr. Bertrand was President, Europe of TIW and, prior to May 1997, held the position of Managing Director, Europe with Telesystem International Wireless Service since 1995. Mr. Bertrand was a guest lecturer at the École Nationale d’Administration Publique and the Sorbonne, both in Paris, in 1994, President and Chief Executive Officer of Télé-Métropole Inc. from 1991 to 1993, President and Chief Executive Officer of M. Stores Inc. in 1990 and served as Chief of Staff to the Premier of Quebec from 1986 to 1990.

     Henri de Maublanc is President, founder and majority shareholder of the Clarisse-Politel group, and President of the Aquarelle.com group, which is controlled by Clarisse and is one of the leading e-commerce web sites in France. From 1985 to 1995, Mr. de Maublanc was the President and Chief Executive Officer of Politel, the leading operator of servers in France for interactive services by minitel and telephone. Prior to that, in 1984 and 1985, he directed the development of the Le Nouvel Observateur group. He started his career with Exxon. Mr. de Maublanc is president of Association pour le Commerce et les Services En Ligne, or the Association for E-commerce and Online Services, which is a trade association for companies involved in the development of new information technologies. He is a member of the Conseil Supérieur de la Télématique, and he has participated in the development of new technologies of information and communication networks and other telecommunications networks, notably with the French government. He was, in 1999, a member of the advisory board of Teleglobe Inc.

     Pier Carlo Falotti was Executive Vice President and member of the Executive Committee of Oracle EMEA from 1998 to 2000. He joined Oracle EMEA in 1996 as Senior Vice President. Prior to joining Oracle in 1996, Mr. Falotti held the position of President and CEO of AT&T Europe. When the company was split in 1995, he remained with AT&T as Executive Vice President responsible for international activities. Mr. Falotti is currently a member of the Board of Directors of Logitech (USA & Switzerland), First Virtual Corporation (USA), Linkvest (Switzerland) and Centric Software (USA).

     Alexander Tolstoy was appointed as our President and Chief Executive Officer effective September 1999, and is currently the Chairman of the Board and Chief Executive Officer of MobiFon and Ceský Mobil as well as President of Ceský Mobil. When we and our partners were awarded the GSM 900 license in Romania, Mr. Tolstoy was appointed to MobiFon as its first President and Chief Executive Officer. From 1995 until November 1996, he managed the establishment of TIW’s GSM companies in India and China. From 1987 to 1994, Mr. Tolstoy was Vice President, Western Region for Bell Mobility Cellular in Canada. From 1970 to 1987, he held various management positions at Bell Canada and Bell Canada International. Mr. Tolstoy is married to Ms. Stephens.

     Kees van Ravenhorst was elected Managing Director and has been acting as corporate secretary of ClearWave since its incorporation. Mr. van Ravenhorst joined TIW in December 1996 and has been managing the Amsterdam office of Telesystem International Wireless Corporation N.V. since October 1997. Prior to joining TIW, Mr. van Ravenhorst was employed as a legal and financial consultant at BCE Inc. and Bell Canada International between 1993 and 1995 and was a practicing lawyer in Amsterdam since 1981. Mr. van Ravenhorst was first admitted as a member of the Quebec Bar in 1993 and the Netherlands Bar in 1981.

     James J. Jackson was appointed as ClearWave’s Chief Financial Officer in September 1999, Ceský Mobil’s Chief Financial Officer in April 2000 and MobiFon’s Senior Vice President and Chief Financial Officer in 1997. From 1995 to 1997 Mr. Jackson was Vice Chairman, Finance, for Quadrant Amroq Bottling Co. Ltd., a venture capital firm holding the franchise for Pepsi Cola in Romania. Prior to that, he worked for fifteen years at Alcan Aluminium Ltd., including as President of one of its venture capital groups. Mr. Jackson is a member of the Institute of Chartered Accountants of Canada and is a registered Certified Public Accountant in the United States. Mr. Jackson left ClearWave, Ceský Mobil and MobiFon in February 2001 and returned to ClearWave as Chief Financial Officer in July, 2001.

     Yves Normand is a financial officer of TIWC since October 2000 and was appointed a managing director of TIWC in April 2001. Mr. Normand joined TIW in July 1996 as a controller and also held other financial positions at TIW Prior to July 1996, Mr. Normand was a controller at Biochem Immonosystems Inc. in Montreal and was a senior manager at Deloitte & Touche from 1988 to 1993. Mr. Normand holds a bachelors degree in Business Administration from the École des Hautes Études Commerciales in Montreal and is a member of the Canadian Institute of Chartered Accountants.

     Edward Lattimore was appointed President and Chief Operating Officer of MobiFon in February 2000. From 1985 to 1988, and then from 1999 to 2000, he was Branch Manager — London, Ontario, Director of Marketing — Toronto, Ontario and Senior Vice President, Western Canada for Bell Mobility Cellular, Toronto, Ontario. Between 1988 and 1999, Mr. Lattimore served at BCTEL Mobility, Burnaby, BC, as Manager, Marketing; Vice President, Strategy and Marketing; Vice President Marketing and Vice

President, General Manager, Wireless Services; and Vice President, General Manager Wireless Business Systems. From 1981 to 1985, he was Branch Sales Manager for Xerox.

     Karla Stephens was appointed as Ceský Mobil’s Chief Operating Officer on September 1, 1999. From November 1996 until September 1999, Ms. Stephens was the Vice President of Marketing at MobiFon and, in 1999, assumed the additional responsibility for MobiFon’s Sales and Distribution functions. Ms. Stephens joined TIW in 1995 as Director of Sales and Marketing for China Unicom. Prior to joining TIW, Ms. Stephens worked for Bell Mobility Cellular in Canada. Ms. Stephens is married to Mr. Tolstoy.

Committees of the Supervisory Board

     The audit committee. The audit committee is responsible for making recommendations to the board of management regarding the selection of independent auditors, reviewing the results and scope of the audit and other services provided by our independent accountants and reviewing and evaluating our audit and control functions. The Supervisory board is currently exercising the functions of the audit committee.

     The compensation committee. The compensation committee is responsible for reviewing and, as it deems appropriate, recommending to the supervisory board with respect to members of the board of management, and to the board of management with respect to other managerial employees, policies, practices and procedures relating to compensation and the establishment and administration of employee benefit plans. The compensation committee is responsible for making recommendations to the board of management in relation to any employee stock option, stock purchase or other rights plans, and advises and consults with our officers as may be requested regarding managerial personnel policies. The Supervisory Board is currently exercising the functions of the compensation committee.

COMPENSATION OF SUPERVISORY BOARD MEMBERS AND EXECUTIVE OFFICERS

     Reproduced in this section are extracts taken from our Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular dated April 29, 2003 filed with the United States Securities and Exchange Commission on Form 6-K on May 20, 2003 and as Exhibit 11.2 hereto and with the Securities Commissions and other similar authorities in Canada.

Compensation of Supervisory Board Members

     In 2002, members of the Supervisory Board who were not employees received US$15,000 per year as a retainer fee and a fee of US$1,000 for each meeting of the Supervisory Board attended by them in person and a fee of US$500 if such participation was made by telephone.

     In addition, members of the Supervisory Board normally receive, on an annual basis, options having a capital-at-work of US$30,000, representing an expected compensation value of US$15,000. Such options are normally granted on common shares of Telesystem International Wireless Inc. (“TIW”) under its Employees Stock Option Plan. However, in 2002, no options were granted to members of the Supervisory Board. At the Meeting, Shareholders will be asked to approve an amendment to the compensation of the Supervisory Board so as to substitute the annual grant of options with an increase of US$15,000 in the annual retainer for a total of US$30,000 in annual retainer. Such modification, if approved by Shareholders, would become effective retroactively as of January 2002. See “Amendment to the Compensation of the Supervisory Board”.

Compensation of Named Executive Officers

     The table below shows certain compensation information for Mr. Alexander Tolstoy, the President and Chief Executive Officer of the Corporation, and the four other most highly compensated executive officers of the Corporation and its subsidiaries during the financial year ended December 31, 2002 (collectively, the “Named Executive Officers”). This information includes the dollar value of base salaries, bonus awards and long-term incentive plan payments, the number of options granted, and certain other compensation, if any, whether paid or deferred.

	Summary Compensation Table

					Long-Term Compensation

	Annual Cash Compensation				Securities Under Options/Units (#)

				Other Annual		Clear-		All Other
Name and Principal		Salary	Bonus(1)	Compensation	TIW	Wave	TIW	Compensation
Position	Year	(Cdn$)	(Cdn$)	(Cdn$)(2)	Options(3)	Options(4)	Units(5)	(Cdn$)

Alexander Tolstoy	2002	312,736	170,629	579,037	6,134,083	—	—	—
President and Chief	2001	298,555	222,125	709,913	—	—	—	—
Executive Officer,	2000	273,515	205,136	603,287	11,382	77,814	—	—
ClearWave N.V.
James J. Jackson(6)	2002	202,209	81,136	332,113	2,505,664	—	6,836	—
Chief Financial	2001	115,170	68,756	238,477	—	58,265	—	—
Officer, ClearWave	2000	186,167	104,440	419,277	16,667 (7)	49,222 (7)	—	—
N.V.
Karla Stephens	2002	184,927	102,773	324,815	2,243,878	—	6,122	—
Chief Operating	2001	173,636	86,384	346,602	—	—	—	—
Officer,	2000	162,155	80,064	264,463	2,419	27,904	—	—
Cesky Mobil a.s.
Ted Lattimore(8)	2002	185,773	59,355	310,052	2,243,878	—	6,122	—
President and Chief	2001	167,364	99,917	317,279	—	—	—	—
Operating Officer,	2000	138,526	78,960	232,794	4,000	40,913	—	—
MobiFon S.A.
Hrenchuk, Fred	2002	134,545	35,493	207,332	—	5,800	—	—
Vice-President, Sales,	2001	134,000	38,699	246,535	—	4,824	—	—
IS/IT & Customer	2000	115,920	32,889	222,969	—	4,168	—	—
Care, Cesky Mobil a.s.

(1)	Bonus awards are paid in cash in the year following the financial year for which they are awarded.

(3)	Represents primarily premiums for services rendered outside of Canada.

(4)	Represents the number of options granted under TIW’s Employees Stock Option Plan during the relevant financial year, including the November 2001 Option Grants, as defined. See “Compensation of Named Executive Officers — Option and Unit Grants in Last Financial Year”.

(5)	Represents the number of options granted under the Corporation’s Senior Executives and Key Employees Stock Option Plans during the relevant financial year. However, in December 2002, such plans were terminated and all options granted thereunder to the Named Executive Officers were cancelled. In substitution for the cancelled options, a number of options under TIW’s Employees Stock Option Plan were granted to such individuals, except to Mr. Hrenchuk, who received the same number of options under TIW Czech N.V.’s Employees’ Stock Option Plan.

(6)	Indicates the number of units granted under TIW’s Performance Unit Plan in 2002, including the November 2001 Unit Grants, as defined, net of the number of units cancelled as the result of the grant of options under TIW’s Employees Stock Option Plan in 2002. See “Compensation of Named Executive Officers — Option and Unit Grants in Last Financial Year”.

(7)	Mr. Jackson left the Corporation on February 1, 2001 and returned on July 1, 2001.

(8)	These options were cancelled when Mr. Jackson left the Corporation as described in note (6).

(9)	Mr. Lattimore joined MobiFon S.A. as President and Chief Operating Officer on February 7, 2000.

Option and Unit Grants in Last Financial Year

     The Named Executive Officers were granted options on notional shares of the Corporation under its Senior Executives Stock Option Plan and its Key Employees Stock Option Plan. The Named Executive Officers, except Mr. Hrenchuk, were also granted options on common shares of TIW, a shareholder of the Corporation, under its Employees Stock Option Plan (the “TIW Option Plan”). However, in December 2002, the Corporation’s Senior Executive Stock Option Plan and Key Employees Stock Option Plan were terminated and all options granted thereunder were cancelled. In substitution for their cancelled options, the Named Executives Officers, except Mr. Hrenchuk, were granted additional options on common shares of TIW under the TIW Option Plan. Mr. Hrenchuk was granted, in substitution for his cancelled options, the same number of options but on notional shares of TIW Czech N.V., a subsidiary of the Corporation (“TIW Czech”), under its Employees Stock Option Plan (the “TIW Czech Option Plan”). See “Report on Executive Compensation by the Supervisory Board — Long-Term Incentive Compensation” for a description of the TIW Czech Option Plan. Furthermore, the Named Executive Officers, except Mr. Hrenchuk, were granted units of TIW under a Performance Unit Plan (the “TIW Performance Unit Plan”). For a description of the TIW Option Plan and the TIW Performance Unit Plan, please refer to TIW’s Management Proxy Circular for the 2003 shareholders’ annual and special meeting.

     In 2002, a total of 58,881 options were granted to officers and employees of the Corporation and its subsidiaries under its Senior Executives Stock Option Plan and Key Employees Stock Option Plan. Such options were cancelled in December 2002, after which time a total of 119,946 options were granted to officers and employees of the Corporation and its subsidiaries under the TIW Czech Option Plan.

     Taking into consideration TIW’s options granted on November 15, 2001 subject to the approval by TIW’s shareholders of certain amendments to the TIW Stock Option Plan presented at the annual shareholders’ meeting in May 2002, (the “November 2001 Option Grants”), a total of 13,920,340 options of TIW were granted to officers and employees of the Corporation and its subsidiaries under the TIW Stock Option Plan in the last financial year. In 2002, no units were granted under the TIW Performance Unit Plan. However, on November 15, 2001, 4,517,500 units were granted to officers and employees of the Corporation and its subsidiaries under such plan, subject to TIW’s shareholders approving the amendments to the TIW Stock Option Plan presented at their annual meeting held in May 2002 (the “November 2001 Unit Grants”). In accordance with the provisions of the TIW Performance Unit Plan, most of these units were cancelled as a result of the grant of additional options under the TIW Employees Stock Option Plan in 2002, leaving a net number of 10,957 units granted in 2002. The table below shows information regarding option and unit grants made to the Named Executive Officers under the TIW Czech Option Plan, the TIW Option Plan and the TIW Performance Unit Plan during the financial year ended December 31, 2002, taking into consideration the November 2001 Option Grants and the November 2001 Unit Grants.

Market Value of
		Percentage of		Securities
		Net Total of		Underlying
	Securities Under	Options/Units	Exercise	Options/Units
	Options/Units	Granted in	Price or Threshold	on the Date of
Name of Executive	Granted(1)	Financial Year	Price	Grant(2)
Officers	(#)	(%)	(#/$)	(#/$)	EXPIRATION DATE

Alexander Tolstoy	6,134,083/0	44.1%/0%	2,000,000/Cdn$1.90	2,000,000/Cdn$0.62	Nov. 14, 2006
			1,900,000/Cdn$1.25	1,900,000/Cdn$0.62	Nov. 14, 2006
			2,234,083/US$0.43	2,234,083/Cdn$0.60	Nov. 11, 2007

James J. Jackson	2,505,664/6,836	18.0%/32.6%	875,000/Cdn$1.90	875,000/Cdn$0.62	Nov. 14, 2006
			800,000/Cdn$1.25	800,000/Cdn$0.62	Nov. 14, 2006
			2,279/Cdn$1.67	2,279/Cdn$0.62	Nov. 14, 2006
			2,279/Cdn$2.38	2,279/Cdn$0.62	Nov. 14, 2006
			2,278/Cdn$3.09	2,278/Cdn$0.62	Nov. 14, 2006
			830,664/US$0.43	830,664/Cdn$0.60	Nov. 11, 2007

Karla Stephens	2,243,878/6,122	16.1%/29.2%	800,000/Cdn$1.90	800,000/Cdn$0.62	Nov. 14, 2006
			700,000/Cdn$1.25	700,000/Cdn$0.62	Nov. 14, 2006
			2,041/Cdn$1.67	2,041/Cdn$0.62	Nov. 14, 2006
				2,041/Cdn$0.62	Nov. 14, 2006
2,040/Cdn$0.62

Market Value of
		Percentage of		Securities
		Net Total of		Underlying
	Securities Under	Options/Units	Exercise	Options/Units
	Options/Units	Granted in	Price or Threshold	on the Date of
Name of Executive	Granted(1)	Financial Year	Price	Grant(2)
Officers	(#)	(%)	(#/$)	(#/$)	EXPIRATION DATE

			2,041/Cdn$2.38	743,878/Cdn$0.60	Nov. 14, 2006
			2,040/Cdn$3.09		Nov. 11, 2007
743,878/US$0.43

Ted Lattimore	2,243,878/6,122	16.1%/29.2%	800,000/Cdn$1.90	800,000/Cdn$0.62	Nov. 14, 2006
			700,000/Cdn$1.25	700,000/Cdn$0.62	Nov. 14, 2006
			2,041/Cdn$1.67	2,041/Cdn$0.62	Nov. 14, 2006
			2,041/Cdn$2.38	2,041/Cdn$0.62	Nov. 14, 2006
			2,040/Cdn$3.09	2,040/Cdn$0.62	Nov. 14, 2006
			743,878/US$0.43	743,878/Cdn$0.60	Nov. 11, 2007

Fred Hrenchuk	5,800(3)/0	4.8%/0.0%	5,800/US$20.00	5,800/US$20.00(4)	1,500 on May 15, 2009
4,300 on Nov. 4, 2009

(1)	The underlying securities to the options granted under the TIW Option Plan are common shares of TIW.

(2)	The exercise price of options granted under the TIW Option Plan is normally determined based on the closing price of the common shares of TIW on the Toronto Stock Exchange (“TSX”) on the last trading day preceding the grant date. However, for options granted on November 15, 2001, given the volatility of the shares during this period, the TSX consented to the grant of options at a price reflecting more adequately the market price of the common shares in the weeks preceding the date of the grant. Therefore, the market value of the common shares of TIW for the purpose of this table is determined based on their closing price on November 8, 2001.

(3)	The underlying securities to the options granted under the TIW Czech Option Plan are notional shares of TIW Czech.

(4)	The exercise price of options granted under the TIW Czech Option Plan is determined based on the value of the notional shares of TIW Czech determined by the TIW Czech’s Supervisory Board for the purpose of the plan on the day preceding the grant date.

Aggregated Options and Units Exercised in Last Financial Year and Financial Year End Option and Unit Values

     The following tables summarize, for each of the Named Executive Officers, the number of options and units, if any, exercised during the financial year ended December 31, 2002, the aggregate value realized upon exercise and the total number of unexercised options and units, if any, held at December 31, 2002. Value realized upon exercise is the difference between the market value of the underlying shares on the exercise date and the exercise price or threshold price of the option or unit. The value of unexercised “in-the-money” options or units at financial year-end is the difference between its exercise or threshold price and the market value of the underlying shares on December 31, 2002. These values, unlike the amounts set forth in the column “Aggregate Value Realized,” have not been, and may never be, realized. The options and units have not been, and may never be exercised, and actual gains, if any, on exercise will depend on the value of the underlying shares on the date of exercise. There can be no assurance that these values will be realized. Unexercisable options are those which have been held for less than the time required for vesting. Units are exercisable only upon a change of control of TIW

Value of Unexercised
	Securities		Unexercised Options/Units at		“In-the-Money” Options and
	Acquired	Aggregate	December 31, 2002		Units* at December 31, 2002(1)
	on	Value
Name of Executive	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Officers	(#)	($)	(#)	(#)	($)	($)

Alexander Tolstoy	—	—	1,332,124/0	4,839,498/0	—	—
James J. Jackson	—	—	558,333/0	1,947,331/6,836	—	—
Karla Stephens	—	—	503,443/0	1,744,973/6,122	—	—
Ted Lattimore	—	—	501,000/0	1,746,878/6,122	—	—
Fred Hrenchuk	—	—	7,361/0	7,431/0	—	— (2)

(1)	The value of unexercised “in-the-money” options and units for options and units granted under the TIW Option Plan and TIW Performance Unit Plan is calculated using the closing price of the common shares of TIW on the TSX on December 31, 2002, i.e. Cdn$0.50, less the exercise price of “in-the-money” options.

(2)	The value of unexercised “in-the-money” options for options granted under the TIW Czech Option Plan is calculated using the value of the notional shares of TIW Czech on December 31, 2002 as determined by the TIW Czech’s Supervisory Board, i.e. US$20.00, less the exercise price of “in-the-money” options.

*	“In-the-money” options or units are options or units for which the market value of the underlying securities is higher than their exercise price or threshold price.

Retention Incentive

     The Named Executive Officers are covered by the Corporation’s retention incentive which, based on independent advice, is in line with industry standards. The retention incentive provides for a payment, upon an involuntary termination of employment for any reason other than performance or cause, of an amount equal to between six months and 24 months of base salary, depending on certain factors including seniority and functions filled, plus a portion of target bonus and expatriate benefits for the same period. In the case of the Named Executive Officers, the amounts payable under the retention incentive range from nine to 24 months.

Executive Compensation Policy

     The Corporation’s compensation policy aims to recognize and reward individual contributions to the short-term and long-term success of the Corporation and to ensure that the Corporation offers competitive compensation.

     In accordance with such policy, executive compensation is based on three major components: base salary, benefits and incentive compensation. The Corporation seeks to provide base salaries and benefits targeted at a selected market median level as well as incentive programs designed to bring executive total compensation in the third quartile upon the achievement of superior results. The Corporation’s compensation policy uses different scales for employees of its operating subsidiaries who are local residents and for those employees who are foreign residents (“Expatriates”). Incentive compensation is awarded through plans and criteria approved by the Supervisory Board.

     The key benefits currently being provided to Expatriates consist mainly of relocation benefits, living conditions benefits such as housing allowance, group insurance, home leave and tax planning. The Corporation does not provide retirement or savings benefits to its executives.

     Incentive compensation for Expatriates, which includes distinct short-term and long-term components, is based on North American practices. It makes up a significant portion of the total compensation of executives and is designed to link executive remuneration and corporate performance, with a generally higher emphasis on the long-term component. For the Named Executive Officers, the short-term incentive opportunity represents approximately 15% of total compensation and the long-term incentive opportunity ranges from 35% to 45% of total compensation. Therefore, the “at risk” or incentive portion of their total compensation ranges from 50% to 60%.

Short-Term Incentive Compensation

     The short-term incentive plan offers bonuses tied to the achievement of pre-determined corporate strategic objectives (e.g. financing plan), quantitative operational objectives (e.g. number of subscribers, EBITDA and revenues) and individual performance objectives supporting these business objectives. The objectives, and the bonus payouts corresponding to their level of achievement, are established on a yearly basis. The strategic and operational objectives are presented to and approved by the Supervisory Board.

     For the Named Executive Officers, bonuses range from 15% to 40% of base salary when the strategic, operational and individual objectives are achieved. When such objectives are exceeded, bonuses are higher; when they are not met, the bonuses are lower and not paid at all when the objectives are met at less than certain specified thresholds.

     For financial year 2002, the Supervisory Board approved bonuses under the short-term incentive plan that generally exceeded the level of achievement of the strategic and operational objectives set at the beginning of the financial year.

Long-Term Incentive Compensation

     The long-term incentive component is provided through the TIW Option Plan, the TIW Performance Unit Plan and the TIW Czech Option Plan. The eligible employees of the Corporation under the TIW Option Plan and the TIW Performance Unit Plan are the Chief Executive Officer and the senior executives reporting directly to the Chief Executive Officer and the Expatriate employees assigned to the Corporation and its Romanian subsidiary, MobiFon s.a. A complete description of the TIW Option Plan and the TIW Performance Unit Plan can be found in TIW’s Management Proxy Circular for the 2003 shareholders’ annual and special meeting. Under the TIW Czech Option Plan, eligible participants are management employees of Cesky Mobil a.s., a subsidiary of TIW Czech (“Cesky”).

     TIW Czech Option Plan is designed to encourage employees of Cesky to work towards and participate in the growth and development of Cesky. Under such plan, options are granted on notional shares of TIW Czech until TIW Czech completes an initial public offering or lists its shares on a recognized stock exchange (“IPO”), after which time the options shall be granted on fully participating equity shares of TIW Czech.

     Prior to an IPO of TIW Czech, the exercise price of the options is based on the value of the notional shares, as determined by the Supervisory Board of TIW Czech at the time of the grant, using valuation principles it considers appropriate for the purpose of the plan. After an IPO, the exercise price will be established as a function of the closing price of the shares of TIW Czech on the day prior to the grant. Furthermore, until TIW Czech’s IPO, exercising the options will entitle participants to receive, instead of shares of TIW Czech, a cash payment equal to the increase in value of the notional shares, being the difference between their value at the time of the exercise, as determined by the Supervisory Board of TIW Czech, and the exercise price of the options.

     The number of options granted is determined so as to deliver an intended target annual compensation value expressed as a multiple of the base salary of such persons. Under the current policy, the multiples range from 15% to 50% of the annual base salary.

     The vesting period for options issued under the TIW Czech Option Plan is scaled according to the incentive objectives for different categories of employees. For employees who are not Expatriates, a four-year vesting schedule is established, to encourage continuity of employment. An initial 25% of the option will vest on the second anniversary of the date of grant. A further 50% of the option will vest at the end of the third year and 25% of the option at the end of the fourth year. The vesting schedule for Expatriates will be shorter: 33% of the option will vest six months after the date of the grant, with a further 17% vesting after 12 months, an additional 25% vesting after 18 months, and the final 25% vesting after 24 months. Furthermore, upon the death or disability of a participant or upon the occurrence of a change of control of TIW Czech or of Cesky, the foregoing vesting periods shall be modified pursuant to the TIW Czech Option Plan. No option under the TIW Czech Option Plan may be exercised before the earlier of (a) the date falling 180 days from TIW Czech’s or Ceský’s IPO and (b) the date of occurrence of transactions that would result in a change of control of TIW Czech or Cesky.

Special Cash Incentive Compensation

     The Chief Executive Officer and the Chief Financial Officer of the Corporation participate in the mid-term incentive plan called the Special Cash Incentive Plan of TIW, established on November 12, 2002.

     The Special Cash Incentive Plan rewards the achievement of pre-determined corporate strategic objectives or milestones, including certain asset sales, aimed at maximizing TIW’s value in the medium term.

     For such Named Executive Officers, the potential cash payouts range from US$40,787 to US$461,856 depending on the objective. No payouts were made under the Special Cash Incentive Plan during the financial year ended December 31, 2002. A complete description of the Special Cash Incentive Plan can be found in TIW’s Management Proxy Circular for the 2003 shareholders’ annual and special meeting.

Indebtedness of Directors and Officers

     We made no loans to members of the Supervisory Board or Management Board and officers during the financial year ended December 31, 2002 and no loan was outstanding as of that date.

Directors’ and Officers’ Liability Insurance

     TIW maintains insurance protection against liability incurred by our officers and directors as well as those of our subsidiaries in the performance of their duties. The annual premium relating to insurance coverage for TIW and its subsidiaries, amounting to approximately US$1.1 million in 2002, was paid by TIW and part of this amount was recharged to its subsidiaries. The aggregate limit of liability in respect of any and all claims is US$50 million for the insured period of April 1, 2002 to April 1, 2003. The policy provides for the indemnification of directors and officers in the case of claims for which TIW has not indemnified or is not permitted by law to indemnify them, and for the reimbursement of TIW, subject to a deductible of US$500,000, in the case of claims for which it has indemnified or was permitted to indemnify the directors or officers involved.

SHARE OWNERSHIP OF DIRECTORS AND OFFICERS

Ownership of Securities by Board Members and Senior Officers

     As of May 1, 2003 none of the members of our supervisory board or of our management board, none of our executive officers and none of their respective associates and majority owned subsidiaries held any of our class A subordinate voting shares or of our class B multiple voting shares. Certain of these individuals however hold securities of TIW, which currently holds an 85.6% equity interest in us.

EMPLOYEES

     As at December 31, 2002, we had approximately 3,050 employees, including employees of our operating subsidiaries, compared to approximately 2,910 and 2,370 as at December 31, 2001 and December 31, 2000 respectively. These numbers include for 2002, 2001 and 2000, respectively, 1,700, 1,560 and 1,510 employees of MobiFon and 1,350, 1,350, and 850 employees of Ceský Mobil. None of Ceský Mobil’s or MobiFon’s employees and none of our employees are members of labor unions. We believe that our subsidiaries and us enjoy good relationships with our respective employees.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The following table sets forth certain information regarding ownership of our voting securities outstanding as of May 1, 2003, namely our class A subordinate voting shares and class B multiple voting shares, for each person who is known by us to be the beneficial owner of 5% or more of our outstanding class A subordinate voting shares or of our outstanding class B multiple voting shares, being our only classes of voting securities.

		Percentage of		Percentage of	Percentage of Voting
		Voting Rights		Voting Rights	Rights Attached to all
	Number of	attached to all	Number of	attached to all	Subordinate and
	Subordinate	Subordinate	Multiple	Multiple	Multiple Voting
Name of Shareholder	Voting Shares	Voting Shares	Voting Shares	Voting Shares	Shares

Telesystem International Wireless Corporation N.V.	—	—	38,230,950	100%	80.7%
Telesystem International Wireless Inc.	33,729,663	73.5%	—	—	14.2%
Canadian Depositary for Securities Limited(1)	12,138,485	26.5	—	—	5.1
Total		100%		100%	100%

(1)	To our knowledge, substantially all of our shares held publicly through the Canadian Depositary for Securities are beneficially held by three or four institutional holders. We do not know however the exact identity and shareholding of each of these holders.

     Prior to February 13, 2001, TIWC held 100% of our shares. On February 13, 2001, TIWC transferred 45,868,498 of our class A subordinate voting shares to Montreal Trust Company of Canada in connection with the Units offering completed by TIW on that date. In February 2002, TIW acquired 33,729,663 of our class A subordinate voting shares in connection with its unit issuer bid launched on December 11, 2001. In June 2002, the units of TIW expired and 12,138,485 of our class A subordinate voting shares detached from the units and were distributed to holders of such units through a nominee of Canadian Depositary for Securities Limited.

     Given that TIWC is a wholly owned subsidiary of TIW, TIW currently controls 94.9% of the votes attached to our outstanding shares.

     All of our outstanding shares are currently registered in the name of a nominee of The Canadian Depositary for Securities, a Canadian entity, TIW, also a Canadian entity and TIWC, a Netherlands entity. Consequently none of our outstanding shares are currently held by registered holders in the United States.

RELATED PARTY TRANSACTIONS

     During the financial year ended December 31, 2001, neither we nor our subsidiaries entered into any transaction with an insider or associate of ours, with any proposed nominee as a supervisory board member or any associate or affiliate of any such insider or proposed nominee, that has or would materially affect us or any of our subsidiaries, except for transactions entered into under the following agreements:

1.	Technical Services Agreements between us, our operating subsidiaries and TIW pursuant to which TIW provides services to our operating subsidiaries in areas such as engineering, information technology, marketing, human resources, finance and administration. For the financial year ended December 31, 2002, an aggregate amount of $3.7 million was incurred by us and our subsidiaries under these agreements. Part of this amount has not been paid to TIW and has been treated as advances under certain loan agreements mentioned below;

2.	Loan Agreements between us and TIWC, representing advances made by TIWC to finance our development costs. As at March 31, 2003, an aggregate amount of approximately $55 million in advances, consisting mostly of demand notes at the corporate level of $54.1 million, were made to us, bearing an annual interest rate of 14%. These advances are convertible into our class A subordinate voting shares subject to corporate and regulatory approvals and based on terms to be established at the date of conversion.

ITEM 8 — FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Our consolidated Financial Statements for the fiscal years ended December 31, 2000, 2001 and 2002 and the auditors’ report signed by Ernst & Young LLP are presented at Item 18 of this report.

Legal Proceedings

     We may be involved in litigation, along with our subsidiaries and operating companies, from time to time in the ordinary course of our businesses. In management’s opinion, the litigation in which we or our subsidiaries or operating companies are currently involved is not material to our financial condition, results of operations or cash flow.

Dividend Policy

     We have never declared or paid any cash dividends on our shares. However, we may declare dividends in the future should our capital structure, liquidity and applicable laws and regulations permit us to do so.

SIGNIFICANT CHANGES

     There has been no significant change since the date of our annual financial statements.

ITEM 9 — THE OFFER AND LISTING

OFFER AND LISTING DETAILS

Not applicable.

PLAN OF DISTRIBUTION

Not applicable.

MARKETS

Class A Subordinate Voting Shares

     In February 2001, TIW completed a units offering of $260.4 million. Each unit was comprised of (1) one of our class A subordinate voting share and (2) an option to purchase one fifth of one subordinate voting share of TIW by surrendering the unit at any time from the issuance of the units until June 30, 2002. Our shares were non-detachable from the unit before June 30, 2002. On that date, any option to purchase subordinate voting shares of TIW not exercised detached from our share and expired. Our class A subordinate voting shares included in the units were then delivered to the holders of these units.

     The units were issued at a price of Cdn$9.05. As of December 31, 2001, TIW had 45,868,498 units outstanding in which all of our 45,868,448 class A subordinate voting shares were comprised. In February 2002, TIW completed an issuer bid for its outstanding units in which it repurchased approximately 33.7 million units and the same number of underlying class A subordinate voting shares. As of May 1, 2003 and given the expiration of the units on June 30, 2002, TIW held 33,730,013 of our class A subordinate voting shares and the remaining 12,138,485 class A subordinate voting shares were publicly held.

     The units were traded on The Toronto Stock Exchange under the symbol “TIW.UN”. The following table sets forth, for the months and quarters indicated, the range of high and low closing prices for the units as reported on The Toronto Stock Exchange.

	Toronto Stock Exchange
	Price Range (Cdn$)

	High	Low

January 2002	6.05	4.50
February 2002	7.00	5.25
March 2002	8.50	5.50
April 2002	7.75	6.75
May 2002	7.00	6.00
June 2002	6.00	5.00

	Toronto Stock Exchange
	Price Range (Cdn$)

	High	Low

2001
First quarter	9.45	6.25
Second quarter	7.50	4.50
Third quarter	6.00	4.00
Fourth quarter	7.30	4.00
2002
First quarter	8.50	4.50
Second quarter	7.75	5.00

     There is currently no market on which to trade the class A subordinate voting shares and there can be no assurance that an active market will ever develop or be maintained for our shares.

ITEM 10 — ADDITIONAL INFORMATION

SHARE CAPITAL

Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

     We were incorporated in The Netherlands under the name TIW Eastern Europe N.V., on September 17, 1999 pursuant a deed of incorporation. On May 30, 2000, we amended our Articles of Association to, among other things, change our name to ClearWave N.V. On February 13, 2001, we filed amended and restated Articles of Association to, among other things, effect certain changes to our share capital.

     The objects of the Company are described at Article 3 of our amended articles and include among other things the participation, financing and management of companies, and providing security for debts of other affiliated companies. A description of certain rights and limitations attached to our shares and certain procedures applicable at our meetings of shareholders as well as other pertinent information may be found under captions “Description of Share Capital” and “Exchange Control and Limitations” of post-effective amendment no. 1 to our registration statement on Form F-1 filed with the Securities Exchange Commission on February 8, 2001 incorporated herein by reference.

MATERIAL CONTRACTS

     The following is a list of each material contract, other than contracts entered into in the ordinary course of business, to which we or our subsidiaries are a party, for the two years preceding publication of this document:

1.	Loan Agreements between us and TIW, and between us and TIWC, representing advances made by TIW and TIWC to finance our development costs. As at March 31, 2003, an aggregate amount of $54.1 million in advances were made to us, bearing an annual interest rate of 14% and repayable on demand. These advances are convertible into our class A subordinate voting shares subject to corporate and regulatory approvals based on terms to be established at the date of conversion.

2.	Exit Deed dated March 19, 2003 among EMP, TIW, TIWC and us providing for certain exit rights granted to EMP in connection with their investment in MobiFon.

3.	License to establish and operate a public mobile telecommunication network according to the GSM standard dated June 17, 2002;

4.	License to establish and operate a public mobile telecommunication network according to the VmTS standard dated June 20, 2002;

5.	Loan Agreement between MobiFon S.A. and European Bank for Reconstruction and Development dated August 27, 2002 (Incorporated by reference to Form 6-K of ClearWave N.V., filed November 13, 2002).

6.	Loan Agreement between MobiFon S.A. and Nordic Investment Bank dated August 27, 2002 (Incorporated by reference to Form 6-K of ClearWave N.V., filed November 13, 2002).

7.	Loan Agreement between MobiFon S.A. and Export Development Bank Canada dated August 27, 2002 (Incorporated by reference to Form 6-K of ClearWave N.V., filed November 13, 2002).

8.	Share Retention and Subordination Deed between MobiFon S.A., certain of its direct and indirect shareholders, Export Development Canada, Nordic Investment Bank and European Bank for Reconstruction and Development dated August 27, 2002.

EXCHANGE CONTROLS

     There are currently no limitations, either under the laws of The Netherlands or in our articles of association, on the rights of non-residents of The Netherlands to hold or vote our class A subordinate voting shares other than those that apply to holders that are resident in the Netherlands. Cash distributions, if any, payable in Euros on class A subordinate voting shares may be officially transferred from The Netherlands and converted into any other currency without Dutch legal restrictions, except that, for statistical purposes, any payments in excess of €50,000 must be reported by us to the Dutch Central Bank. Cash distributions, if any, on our class A subordinate voting shares will be paid in U.S. dollars converted at the rate of exchange at the close of business on the date fixed for that purpose by the board of management in accordance with our articles of association.

CERTAIN NETHERLANDS INCOME TAX CONSIDERATIONS

     The following is a general description of Dutch tax law currently in effect as applicable to ownership and disposition of class A subordinate voting shares of ClearWave N.V. (hereinafter referred to as ClearWave Shares) held by residents of Canada and the United States as defined below. These statements should not be construed by holders of ClearWave Shares (hereinafter referred to as Share Holders) as advice on their own tax position. As individual circumstances may affect the general tax consequences as described in this summary, Share Holders are strongly recommended to consult their professional adviser with regard to their own tax position and tax consequences of owning and disposing of the ClearWave Shares.

Dutch Taxation of Share Holders Who are Resident in Canada

     This section “Dutch Taxation of Share Holders Who are Resident in Canada” describes certain Dutch tax consequences for a Share Holder who is neither a resident, nor deemed to be a resident in The Netherlands for purposes of Dutch taxation but who is a resident of Canada as defined in the double taxation convention in effect between The Netherlands and Canada (hereinafter referred to as Canadian Resident Share Holder).

Withholding Tax

     Dividends distributed by us to Canadian Resident Share Holders generally are subject to a withholding tax imposed by The Netherlands at a rate of 25%.

     The term “dividends” for this purpose includes, but is not limited to:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized as such for Dutch dividend withholding tax purposes;

•	liquidation proceeds, proceeds of redemption of shares or, generally, consideration for repurchase of shares in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

•	the par value of shares issued or an increase of the par value of existing shares, as the case may be, to the extent that it does not appear that a contribution to capital, recognized for Dutch dividend withholding tax purposes, was made or will be made; and

•	partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, within the meaning of the Dividend Withholding Tax Act, unless the general meeting of our shareholders has previously resolved to make such repayment and provided that the par value of the shares concerned has been reduced by a corresponding amount by changing our Articles of Association.

     As a result of contributions in shares to the paid-in capital of ClearWave N.V. (hereinafter referred to as ClearWave), a portion of such paid-in capital may not be recognized for Dutch dividend withholding tax purposes.

     Under the double taxation convention on income and capital gains in effect between The Netherlands and Canada (“the Canada/NL Income Tax Treaty”), dividends as defined in the Canada/NL Income Tax Treaty paid by ClearWave to a Canadian Resident Share Holder who is the beneficial owner of the dividends are generally eligible for a reduction of the 25% Dutch dividend withholding tax to 15%, or in the case of certain Canadian corporate shareholders owning directly or indirectly at least 10% of the voting power of ClearWave or owning at least 25% of the capital of ClearWave, 5%, unless such resident carries on a business in The Netherlands through a permanent establishment or performs independent personal services from a fixed base situated in The Netherlands and the holding of the ClearWave Shares forms part of the business property of such permanent establishment or pertains to such fixed base.

Taxes on Income and Capital Gains

     Under the Canada/NL Income Tax Treaty, capital gains realized by a Canadian Resident Share Holder upon the disposition of ClearWave Shares, are, with certain exceptions, generally exempt from Dutch tax on capital gains.

     A Canadian Resident Share Holder will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by ClearWave or in respect of capital gains realized on the disposition of ClearWave Shares (other than the dividend withholding tax described above), provided that:

•	such Canadian Resident Share Holder is neither resident nor deemed resident in The Netherlands nor is an individual who has been resident nor is deemed to have been resident in The Netherlands during a period of six years preceding an alienation of the ClearWave Shares;

•	such Canadian Resident Share Holder does not have a business or an interest in a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which business or part of a business, as the case may be, the Shares are attributable; and

•	the ClearWave Shares owned by such Canadian Resident Share Holder do not form part of a substantial interest or a deemed substantial interest, as defined, in the share capital of ClearWave or if such shares do form part of such a substantial interest, they form part of the assets of a business; and

•	such Canadian Resident Share Holder is not entitled to a share in the profits of a business that is effectively managed in The Netherlands, other than by way of securities or through an employment contract, the ClearWave Shares being attributable to such business.

     Generally, a Canadian Resident Share Holder will not have a substantial interest in ClearWave if he, his spouse, certain other relatives (including foster children) or certain persons sharing his household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, shares representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of ClearWave, or rights to acquire shares, whether or not already issued, that represent at any time (and from time to time) 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of ClearWave or the ownership of certain profit participating certificates that relate to 5% or more of the annual profit of ClearWave and/or to 5% or more of the liquidation proceeds of ClearWave. A deemed substantial interest generally exists if (part of) a substantial interest has been disposed of or is deemed to have been disposed of without recognition of gain.

     Under the Canada/NL Income Tax Treaty, dividends received from ClearWave by a Canadian Resident Share Holder who has a substantial interest or a deemed substantial interest, as defined, in the share capital of ClearWave and is the beneficial owner of the dividends, are generally eligible for a reduction of Netherlands income tax liability up to 15% or in the case of certain Canadian corporate shareholders owning directly or indirectly at least 25% of the capital of ClearWave or owning at least 10% of the voting power of ClearWave up to 5%. Generally, a full credit for dividend withholding tax withheld on those dividends is available against any Dutch income tax liability.

Dutch Taxation of Share Holders Who are Resident in the United States

     This section “Dutch Taxation of Share Holders Who are Resident in the United States” describes certain Dutch tax consequences for a Share Holder who is neither a resident, nor deemed to be a resident in The Netherlands for purposes of Dutch taxation but who is a resident of the United States as defined in the double taxation convention in effect between The Netherlands and the United States (hereinafter referred to as US Resident Share Holder).

Withholding Tax

     Dividends distributed by us to US Resident Share Holders generally are subject to a withholding tax imposed by The Netherlands at a rate of 25%.

     The term “dividends” for this purpose includes, but is not limited to:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized as such for Dutch dividend withholding tax purposes;

•	liquidation proceeds, proceeds of redemption of shares or, generally, consideration for repurchase of shares in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

•	the par value of shares issued or an increase of the par value of existing shares, as the case may be, to the extent that it does not appear that a contribution to capital, recognized for Dutch dividend withholding tax purposes, was made or will be made; and

•	partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, within the meaning of the Dividend Withholding Tax Act, unless the general meeting of our shareholders has previously resolved to make such repayment and provided that the par value of the shares concerned has been reduced by a corresponding amount by changing our Articles of Association.

     As a result of contributions in shares to the paid-in capital of ClearWave, a portion of such paid-in capital may not be recognized for Dutch dividend withholding tax purposes.

     Under the double taxation convention on income and capital gains in effect between The Netherlands and the United States (the “US/NL Income Tax Treaty”), dividends as defined in the US/NL Income Tax Treaty paid by us to a US Resident Share Holder (other than certain exempt organizations or exempt pension trusts) who is the beneficial owner of the dividends are generally eligible for a reduction of the 25% Dutch dividend withholding tax to 15%, or in the case of certain U.S. corporate shareholders owning at least 10% of the voting power of ClearWave, 5%, unless such resident carries on a business in The Netherlands through a permanent establishment or performs independent personal services from a fixed base situated in The Netherlands and the holding of ClearWave Shares forms part of the business property of such permanent establishment or pertains to such fixed base. The US/NL Income Tax Treaty provides for a complete exemption for dividends received by certain exempt pension trusts and exempt organizations, as defined therein. A Share Holder will not be eligible for the benefits of the US/NL Income Tax Treaty if such Share Holder does not satisfy one or more of the tests set forth in the limitation on benefits provision of Article 26 of the US/NL Income Tax Treaty.

Taxes on Income and Capital Gains

     Under the US/NL Income Tax Treaty, capital gains realized by a US Resident Share Holder upon the disposition of ClearWave Shares, are, with certain exceptions, generally exempt from Dutch tax on capital gains.

     A US Resident Share Holder will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by ClearWave or in respect of capital gains realized on the disposition of ClearWave Shares (other than the dividend withholding tax described above), provided that:

•	such US Resident Share Holder does not have a business or an interest in a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which business or part of a business, as the case may be, the ClearWave Shares are attributable; and

•	the ClearWave Shares owned by such US Resident Share Holder do not form part of a substantial interest or a deemed substantial interest, as defined, in the share capital of ClearWave or if such ClearWave Shares do form part of such a substantial interest, they form part of the assets of a business.

     Furthermore, a US Resident Share Holder will not be subject to any Dutch taxes on income or capital gains in respect of capital gains realized on the disposition of ClearWave Shares provided that such US Resident Share Holder is not an individual who has been resident or deemed to have been resident in the Netherlands at any time during a period of five years preceding an alienation of the ClearWave Shares and at the time of the alienation owns, either alone or together with certain related individuals, at least 25 percent of any class of shares of such company.

     Generally, a US Resident Share Holder will not have a substantial interest in ClearWave if he, his spouse, certain other relatives (including foster children) or certain persons sharing his household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, shares representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of ClearWave, or rights to acquire shares, whether or not already issued, that represent at any time (and from time to time) 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of ClearWave or the ownership of certain profit participating certificates that relate to 5% or more of the annual profit of ClearWave and/or to 5% or more of the liquidation proceeds of ClearWave. A deemed substantial interest generally exists if (part of) a substantial interest has been disposed of or is deemed to have been disposed of without recognition of gain.

     Under the US/NL Income Tax Treaty, dividends received from ClearWave by a US Resident Share Holder who has a substantial interest or a deemed substantial interest, as defined, in the share capital of ClearWave and is the beneficial owner of the dividends (other than certain exempt organizations or exempt pension trusts), are generally eligible for a reduction of Netherlands income tax liability to 15% or in the case of certain U.S. corporate shareholders owning at least 10% of the voting power of ClearWave to 5%. Generally, a full credit for dividend withholding tax withheld on those dividends is available against any Dutch income tax liability. The US/NL Income Tax Treaty provides for a complete exemption of Netherlands income tax for dividends received by certain exempt pension trusts and exempt organizations, as defined in the US/NL Income Tax Treaty.

     As indicated above, a US Resident Share Holder will not be eligible for the benefits of the US/NL Income Tax Treaty if such US Resident Share Holder does not satisfy one or more of the tests set forth in the limitation on benefits provision of Article 26 of the US/NL Income Tax Treaty.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the principal U.S. federal income tax considerations applicable to an investment in class A subordinate voting shares by U.S. holders who hold class A subordinate voting shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended. For purposes of this discussion, the term “U.S. holder” means a beneficial owner of class A subordinate voting shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any State or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of source, or (iv) a trust the administration of which is subject to the primary supervision of a United States court and for which one or more U.S. persons have the authority to control all substantial decisions. If a partnership holds class A subordinate voting shares, the U.S. federal income tax treatment of a partner generally depends upon the status of the partner and the activities of the partnership. We based this summary on the Internal Revenue Code, Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, which change may be retroactive and may affect the tax consequences described herein.

     This summary is for general information only and does not take into account the individual circumstances of any particular investor. Therefore, investors who are U.S. holders are strongly urged to consult their own tax advisors with respect to the tax consequences of an investment in the class A subordinate voting shares based on their particular circumstances, including any consequences of an investment in the class A subordinate voting shares arising under state or local tax law or foreign tax laws of jurisdictions outside of the United States, including The Netherlands.

Taxation of Dividends on Class A Subordinate Voting Shares

     The gross amount of any dividend distributions to U.S. holders, including any Netherlands withholding taxes paid by us with respect thereto, will be taxable as ordinary income to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions in excess of our current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of your basis in such class A subordinate voting shares and, to the extent in excess of basis, as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any such distribution will not qualify for the dividends-received deduction allowed to U.S. corporations.

     Distributions paid in currency other than U.S. dollars, including any withholding taxes paid by us with respect thereto in currency other than U.S. dollars, will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the distributions are received by the U.S. holder, regardless of whether foreign currency is converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the day received, U.S. holders generally should not be required to recognize foreign currency exchange gain or loss. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency exchange gain or loss on any foreign currency that is not converted into U.S. dollars on the day of receipt.

     Dividends you receive will be treated as foreign-source income and will generally constitute “passive income” (or, in some cases, “financial services income”) for U.S. foreign tax credit purposes. You may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of Netherlands withholding taxes withheld on a dividend paid on class A subordinate voting shares. Alternatively, you may claim a deduction in respect of such withholding taxes. The US/NL Income Tax

Treaty generally provides for a maximum Netherlands withholding tax rate of 15% with respect to dividends paid to U.S. holders that are entitled to the benefits of the treaty. U.S. holders should consult their own tax advisors concerning the application of the U.S. foreign tax credit rules to their particular situations.

Sale or Exchange of Class A Subordinate Voting Shares

     You will recognize capital gain or loss on the sale or exchange of class A subordinate voting shares equal to the difference between the amount you realize and your adjusted tax basis in such class A subordinate voting shares. This gain or loss will be long-term if you have held the class A subordinate voting shares for more than one year. Generally, for U.S. holders who are individuals, long-term capital gains are subject to a preferential U.S. federal income tax rate. The distinction between capital gain or loss and ordinary income or loss is also important in other contexts; for example, for purposes of the limitations on a U.S. holder’s ability to offset capital losses against ordinary income. For foreign tax credit purposes, gain or loss recognized upon such sale or exchange of class A subordinate voting shares generally will be treated as from sources within the United States.

Passive Foreign Investment Company Considerations

     The Code provides special anti-deferral rules regarding certain distributions received by U.S. persons with respect to, and sales and other dispositions (including pledges) of stock or options of, a passive foreign investment company. A foreign corporation, such as ours, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. We believe that we were not a passive foreign investment company for the taxable year ended December 31, 2002 and, furthermore, we expect to conduct our affairs in such a manner so that we will not meet the criteria to be considered a PFIC in the foreseeable future.

Backup Withholding Tax and Information Reporting Requirements

     U.S. holders generally are subject to information reporting requirements with respect to dividends paid in the United States and to the proceeds from the disposition of class A subordinate voting shares, unless such holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact. In general, if a non-corporate U.S. holder subject to information reporting fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements, a 30% backup withholding tax may apply to amounts paid to such U.S. holder. The backup withholding tax is not an additional tax and may be credited against a U.S. holder’s regular U.S. federal income tax liability or refunded by the U.S. Internal Revenue Service, if applicable.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain Canadian federal income tax considerations relating to the ownership and the disposition of class A subordinate voting shares of the Company. The summary is only applicable to a holder of class A subordinate voting shares who, for the purposes of the Income Tax Act (“Income Tax Act”) and the Canada-Netherlands Income Tax Convention (“Convention”), is resident in Canada and is not resident in the Netherlands or any other jurisdiction, deals at arm’s length with the Company, holds the class A subordinate voting shares as capital property and does not hold and is not deemed to use or to hold the class A subordinate voting shares in carrying on a business in the Netherlands (a “Canadian Holder”).

     The class A subordinate voting shares of the Company will generally constitute capital property to a Canadian Holder unless the Canadian Holder holds such securities in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities or has acquired such securities in a transaction or transactions considered to be an adventure in the nature of trade.

     This summary is based on the current provisions of the Convention and accompanying protocols, the Income Tax Act, the regulations under the Income Tax Act, specific proposals to amend the Income Tax Act or the regulations thereunder announced by the Canadian Minister of Finance prior to the date of this report and counsel’s understanding of the current administrative and assessing practices of the Canada Customs and Revenue Agency (“CCRA”). This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account income tax laws or considerations of any province or territory of Canada or any jurisdiction other than Canada.

     The Income Tax Act contains certain provisions relating to securities held by persons that are “financial institutions” for purposes of the Income Tax Act (“the mark-to-market rules”). This summary does not take into account the mark-to-market rules and taxpayers who are “financial institutions” for purposes of the Income Tax Act should consult their own tax advisors. Nor does the summary take into account special rules that may apply to Canadian Holders for which the Company is either a foreign affiliate or a controlled foreign affiliate. Furthermore, this summary does not discuss the proposed foreign investment entity rules.

     This summary is for general information only and does not take into account the individual circumstances of any particular Canadian Holder. Therefore, Canadian Holders are urged to consult their own tax advisors with respect to the tax consequences of holding the class A subordinate voting shares of the Company, including any consequences of an investment in the class A subordinate voting shares arising under state, local or provincial tax laws of other jurisdictions.

Dividends on the Class A Subordinate Voting Shares of the Company

     The gross amount of any dividend distributions to a Canadian Holder, including any Netherlands withholding taxes paid by the Company with respect thereto, will be fully taxable in Canada. A Canadian Holder may be eligible for foreign tax credits or for a deduction from income depending on the particular circumstances. Distributions paid in currency other than Canadian dollars will be included in the income of the Canadian Holder in the Canadian dollar amount calculated by reference to the exchange rate in effect on the day the distributions are received by the Canadian Holder. Canadian Holders should consult their own tax advisors concerning the application of the Canadian foreign tax credit rules to their particular situations.

Disposition of the Class A Subordinate Voting Shares of the Company

     On the disposition or deemed disposition of the class A subordinate voting shares of the Company, the Canadian Holder will generally realize a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any costs of disposition, exceed (or are less than) the Canadian Holder’s adjusted cost base of the class A subordinate voting shares of the Company. Proceeds of disposition paid in currency other than Canadian dollars will be calculated in Canadian dollars using the exchange rate in effect on the day the proceeds of disposition are received.

     In general, one-half of any capital gain realized by a Canadian Holder will be included in the Canadian Holder’s income as a taxable capital gain and one-half of any capital loss realized by a Canadian Holder may be deducted from the Canadian Holder’s other taxable capital gains in accordance with the rules in the Income Tax Act. Taxable capital gains realized by a Canadian-controlled private corporation throughout the relevant taxation year, as defined by the Income Tax Act, may be subject to an additional refundable tax of 6.67 percent.

Eligibility for Investment in Deferred Income Plans

     The class A subordinate voting shares of the Company will not qualify as eligible investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans under the Income Tax Act unless the shares are listed on the Toronto Stock Exchange or another stock exchange prescribed by the Income Tax Act.

     If a plan or fund purchases a non-eligible investment, the annuitant of such plan will have to include in computing his or her income for the year an amount equal to the fair market value of the class A subordinate voting shares at the time the non eligible investment was acquired by the trust. If the class A subordinate voting shares of the Company are listed on the Toronto Stock Exchange or another stock exchange prescribed by the Income Tax Act, the shares will become eligible investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans under the Income Tax Act. However, the class A subordinate voting shares of the Company will be foreign property.

DIVIDENDS AND PAYING AGENTS

Not applicable.

STATEMENT BY EXPERTS

Not applicable.

DOCUMENTS ON DISPLAY

     Any documents referred to in this Annual Report may be inspected at our executive office at World Trade Center, Strawinskylaan 707, 1077 XX Amsterdam, The Netherlands. You may read and copy annual reports, current reports and other information we file with the SEC at the SEC’s public reference room at 450 Fifth Street, NW, Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information concerning the public reference room. We file our annual reports, current reports and other information electronically with the SEC. You may access information about us on the SEC’s website at www.sec.gov.

ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We have used subordinate and multiple voting shares and bank and vendor credit facilities to finance our operations. These on-balance sheet financial instruments expose us to interest rate risk, foreign currency exchange rate risk and market price risk. Additionally, we have commitments under supply contracts, interest swaps, interest caps and currency swaps. These off-balance sheet items also create foreign currency exchange rate risk exposure.

     The carrying amounts of cash and cash equivalents, trade debtors, accounts payable and accrued liabilities, taxes recoverable and payable approximate their fair values due to the short-term nature of these instruments. Cash equivalents consist of term deposits and highly liquid debt instruments purchased with maturity of three months or less. The fair value of distribution payable to non-controlling interest is not determinable because of the uncertainty as to the timing of payment and the extent of participation of non-controlling parties in the MobiFon share repurchase. The fair value of the amount due to parent and affiliated companies is not determinable because it can’t be determined when it will be reimbursed or converted. The fair value of the portion of the MobiFon’s secured senior credit facility for which the interest rate has been fixed approximates $94.8 million. The fair value of the sale and lease back financing in MobiFon is not determinable because of the rarity of similar transaction in Romania. The carrying amounts of other long-term debt approximate their fair values because their interest rates fluctuate with market interest rates or are similar to interest rates currently available to the Company.

     As at December 31, 2002, most of our outstanding financial obligations, in monetary terms, were of a variable-rate nature. However, MobiFon and Ceský Mobil use interest swap agreements to hedge some interest rate exposure associated with variable-rate on-balance sheet financial instruments. We have not entered into any such arrangements for the purposes of trading or speculation. We have entered into hedging arrangements in the Czech Republic to systematically hedge against foreign currency exchange rate risks on portions of long-term debt denominated in Euro. In certain circumstances, we may decide to accept the inherent currency risk, principally because of the relatively high cost of buying, or the inability to buy, forward cover in currencies of the countries in which we operate. We do not anticipate any near-term changes in the nature of our market risk exposures or in management’s objectives and strategies with respect to managing such exposures. Additionally, we believe that, to some extent, the mix of currencies in which we conduct our businesses and the geographic spread of our operations reduce the overall sensitivity of our results of operations to specific exchange rate fluctuations.

     Foreign currency translation adjustments for subsidiaries domiciled in non-highly inflationary countries are recorded to consolidated shareholders’ equity specifically. In Romania, a highly inflationary country, we record re-measurement gains and losses to the consolidated statements of income (loss). For the year ended December 31, 2002, our subsidiary in Romania recorded net foreign exchange losses of $1.9 million.

     The following table provides information about our market risk exposure associated with fluctuations in interest rates and foreign currency exchange rates. The information in the table pertains to corporate and all fully consolidated subsidiaries. The table presents principal cash flows and related interest rates by year of maturity for our bank and vendor credit facilities in effect as at December 31, 2002. The table excludes amounts related to facilities that had not been drawn upon as at December 31, 2002. For the interest rate swap agreements, the table presents notional amounts and the related reference interest rates by year of maturity. Fair values included herein, as at December 31, 2002, have been determined based on:

•	the carrying value for bank and vendor credit facilities

•	estimates obtained from dealers to settle interest rate and cross currency swap agreements

Expected Maturities (in thousands of dollars)

								Total	Fair
								due at	Value
	2003	2004	2005	2006	2007	2008	There-after	maturity	12/31/02

Interest Rate Exposure
Long-Term Debt:
Fixed rate principal repayment	—	9,350	14,025	18,700	23,375	28,050	—	93,500	94,818
Average interest rate on loans outstanding	7.13%	7.13%	7.13%	7.13%	7.13%	7.13%	—	—	—
Variable rate principal repayment	—	30,119	79,745	105,729	144,250	170,886	73,872	604,601	604,601
Average interest rate on loans outstanding	4.83%	4.83%	4.83%	4.84%	4.85%	4.88%	5.33%	—	—
Swaps and Options:
Variable to Fixed Interest Rate Swaps:
Notional principal amount	228,603	215,603	196,103	71,500	39,000	—	—	—	(15,784)
Average pay rate	6.05%	6.19%	6.45%	3.62%	3.62%	—	—	—	—
Average receive rate	2.81%	2.90%	3.05%	1.39%	1.39%	—	—	—	—
EURIBOR to PRIBOR Cross-Currency Swap and Caps:
Notional principal amount	75,287	75,287	75,287	—	—	—	—	—	(385)
Average pay rate (based on current PRIBOR)	4.43%	4.43%	4.43%	—	—	—	—	—	—
Average receive rate (based on current EURIBOR)	4.88%	4.88%	4.88%	—	—	—	—	—	—
Cap on pay rate	9.84%	9.84%	9.84%	—	—	—	—	—	—
Fixed Euro to Koruna Exchange Rate	33.95	33.95	33.95	—	—	—	—	—	—
Cross Currency and Interest Rate Swaps:
Notional principal amount	121,989	121,989	121,989	—	—	—	—	—	(30,427)
Average pay rate	9.59%	9.59%	9.59%	—	—	—	—	—	—
Average receive rate	4.88%	4.88%	4.88%	—	—	—	—	—	—
Fixed Euro to Koruna Exchange Rate	34.54	34.54	34.54	—	—	—	—	—	—
Koruna-denominated Interest Rate Swaps and Caps:
Notional principal amount	23,280	23,280	23,280	—	—	—	—	—	(155)
Average pay rate	4.76%	4.76%	4.76%	—	—	—	—	—	—
Average receive rate	4.52%	4.52%	4.52%	—	—	—	—	—	—
Cap on pay rate	9.99%	9.99%	9.99%	—	—	—	—	—	—
Notional principal amount	9,549	9,549	9,549	—	—	—	—	—	—
Interest rate cap	10.36%	10.36%	10.36%	—	—	—	—	—	—
Capital Leases:
Principal repayment	—	12,700	—	—	—	—	—	12,700	—
Average fixed rate of interest	32.33%	32.33%	—	—	—	—	—	—	—
Foreign Currency Exchange Rate Exposure
Long-Term Debt:
Euro
Variable rate	—	9,689	38,509	50,931	72,049	80,891	24,255	276,324	276,324
Average interest rate	4.88%	4.88%	4.88%	4.89%	4.91%	4.96%	5.33%	—	—
Czech Koruna
Variable rate	—	4.280	17,011	22,498	31,827	41,545	49,617	166,778	166,778
Average interest rate	4.69%	4.69%	4.70%	4.72%	4.75%	4.83%	5.02%	—	—
Forward Exchange Contract:
Principal amount
Fixed Euro to Koruna	62,948	—	—	—	—	—	—	—	1,541
Exchange Rate	30.80	—	—	—	—	—	—	—	—

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13 — DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

     None.

ITEM 15 — CONTROLS AND PROCEDURES

     We maintain disclosure controls and procedures that are designed to ensure that the information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.

     Within the 90-day period prior to the filing of this annual report on Form 20-F, an evaluation was carried out by our management, under the supervision, and with the participation, of our CEO and CFO, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

     There have been no significant changes in our internal controls or other factors which could significantly affect internal controls subsequent to the date of the evaluation, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

ITEM 16 [RESERVED]

     Not applicable.

PART III

ITEM 17 — FINANCIAL STATEMENTS

     Not applicable.

ITEM 18 — FINANCIAL STATEMENTS

Financial Statements

The audited Consolidated Financial Statements of the Company, including the notes thereto, as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, together with the auditors’ report thereon, contained in the Company’s 2002 Annual Report to Shareholders filed with the United States Securities and Exchange Commission on Form 6-K and attached hereto as Exhibit 11.1 and with the securities commissions and other similar authorities in Canada, are incorporated herein by reference and are an integral part of this Form 20-F.

Page

Schedules to Financial Statements	79

Schedule I - Condensed Financial Information of Registrant

Schedule II - Valuation and Qualifying Accounts

ITEM 19 — EXHIBITS

EXHIBITS

     The following documents are filed as exhibits to this Form 20-F:

Exhibit
Number	Description

1.1	Articles of Association of TIW Eastern Europe N.V. dated September 17, 1999. (Incorporated by reference to Exhibit 3.1 to Form F-1, filed July 20, 2000, File No. 333-12218).

1.2	Amendments to Articles of Association of TIW Eastern Europe N.V. dated May 30, 2000. (Incorporated by reference to Exhibit 3.2 to Form F-1, filed July 20, 2000, File No. 333-12218).

1.3	Amendment to Articles of Association of TIW Eastern Europe N.V. dated February 13, 2001. (Incorporated by reference to Exhibit 3.3 to Form F-1, filed January 16, 2001, File No. 333-12218).

4.1	Loan Agreements between the Registrant and TIW, and the Registrant and TIWC, (Incorporated by reference to Exhibit 4.2 to Form 20-F filed May 17, 2002).

4.2	Exit Deed dated March 19, 2003 among an affiliate of Emerging Market Partnership, ClearWave N.V., Telesystem International Wireless Corporation N.V. and Telesystem International Wireless Inc.

4.3	English translation summary of License awarded to Ceský Mobil to establish and operate a public mobile telecommunication network according to the GSM standard dated June 17, 2002.

4.4	English translation summary of License awarded to Ceský Mobil to establish and operate a public mobile telecommunication network according to the VmTS standard dated June 20, 2002.

4.5	Loan Agreement between MobiFon S.A. and European Bank for Reconstruction and Development dated August 27, 2002 (Incorporated by reference to Form 6-K of ClearWave N.V., filed November 13, 2002).

4.6	Loan Agreement between MobiFon S.A. and Nordic Investment Bank dated August 27, 2002 (Incorporated by reference to Form 6-K of ClearWave N.V., filed November 13, 2002).

4.7	Loan Agreement between MobiFon S.A. and Export Development Bank Canada dated August 27, 2002 (Incorporated by reference to Form 6-K of ClearWave N.V., filed November 13, 2002).

4.8	Share Retention and Subordination Deed between MobiFon S.A., certain of its direct and indirect shareholders, Export Development Canada, Nordic Investment Bank and European Bank for Reconstruction and Development dated August 27, 2002.

4.9	Technical Services Agreement, dated July 1, 2000, between Fitlace Ltd. and Ceský Mobil a.s. (Incorporated by reference to Exhibit 10.10 to Form F-1, filed July 20, 2000, File No. 333-12218).

4.10	Technical Services Agreement between Ceský Mobil a.s., and Telesystem International Wireless Inc. dated August 13, 1999. (Incorporated by reference to Exhibit 4.29 to Form 20-F, filed May 17, 2002).

4.11	Technical Services Agreement between Ceský Mobil a.s., and ClearWave

Exhibit
Number	Description

Services (Mauritius) Ltd. dated July 1, 2000. (Incorporated by reference to Exhibit 4.30 to Form 20-F, filed May 17, 2002).

4.18	Technical Services Agreement between Ceský Mobil a.s., and Baretip Limited dated January 3, 2000. (Incorporated by reference to Exhibit 4.31 to Form 20-F, filed May 17, 2002).

4.19	Technical Services Agreements dated November 29, 1996 between MobiFon, AirTouch and Telesystem International Wireless Inc. (Incorporated by reference to Exhibit 10.8 to Form F-1, filed June 29, 2000, File No. 333-12218).

4.20	Management Services Agreement between TIW Eastern Europe N.V. and Telesystem International Wireless Inc. dated October 1, 1999. (Incorporated by reference to Exhibit 4.37 to Form 20-F filed May 17, 2002).

8	List of Subsidiaries of ClearWave N.V.

11.1	ClearWave N.V.’s 2002 Annual Report to Shareholders. (Incorporated by reference to Form 6-K, filed May 20, 2003).

11.2	Notice of Annual Meeting of Shareholders and Management Proxy Circular of ClearWave N.V. dated April 29, 2003. (Incorporated by reference to Form 6-K, filed May 20, 2003).

11.3	Certification pursuant to 18 U.S.C. section 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

SCHEDULE I	CONDENSED FINANCIAL INFORMATION OF REGISTRANT

SCHEDULE II	VALUATION AND QUALIFYING ACCOUNTS

CLEARWAVE N.V.

December 31, 2002 and 2001

AUDITORS’ REPORT

To the Board of Management of
ClearWave N.V.

We have audited the consolidated financial statements of ClearWave N.V., as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, and have issued our report thereon dated February 25, 2003 (except for note 4a as to which the date is March 19, 2003). Our audits also included Schedules I and II of item 19 of the Company’s Form 20-F to be filed with the Securities and Exchange Commission for the year ended December 31, 2002. These schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, these schedules referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Montréal, Canada
February 25, 2003	Ernst & Young LLP
(except for Note 4 as to which	Chartered Accountants
the date is March 19, 2003)

CLEARWAVE N.V.

Schedule 1 — Condensed Financial Information of Registrant

CONDENSED BALANCE SHEETS

(in thousands of U.S. dollars)

	2002	2001
As at December 31,	$	$

ASSETS
Cash and cash equivalents	536	75
Prepaid expenses	233	-
Capital assets	1	3
Investments in subsidiaries [Note 2]	237,924	235,003

	238,694	235,081

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities	212	303
Amounts due to parent company, including accrued interest [Note1]	89,730	100,736

Total liabilities	89,942	101,039

Shareholders’ equity
Share capital	21,467	21,467
Share premium	163,865	163,865
Deficit	(32,221)	(45,508)
Accumulated other comprehensive income (loss) Foreign currency translation adjustment	5,038	979
Fair value of interest rate and cross currency swaps	(9,397)	(6,761)

Total shareholders’ equity	148,752	134,042

	238,694	235,081

See accompanying notes

CLEARWAVE N.V.

Schedule 1 — Condensed Financial Information of Registrant

CONDENSED STATEMENTS
OF INCOME (LOSS) AND DEFICIT

(in thousands of U.S. dollars)

	2002	2001	2000
Years ended December 31,	$	$	$

Income (loss) from subsidiaries [Note 2]	29,780	20,641	(11,225)
Selling, general and administrative expenses	(2,123)	(3,273)	(7,246)
Interest expense	(14,375)	(10,041)	(648)
Foreign exchange gain	5	8	17

Net income (loss)	13,287	7,335	(19,102)
Deficit, beginning of year	(45,508)	(52,843)	(33,741)

Deficit, end of year	(32,221)	(45,508)	(52,843)

See accompanying notes

CLEARWAVE N.V.

Schedule 1 — Condensed Financial Information of Registrant

CONDENSED STATEMENTS
OF CASH FLOWS

(in thousands of U.S. dollars)

	2002	2001	2000
Years ended December 31,	$	$	$

OPERATING ACTIVITIES
Net income (loss)	13,287	7,335	(19,102)
Loss (income) from subsidiaries	(29,780)	(20,641)	11,225
Accreted interest on advances from parent company	1,417	10,043	265
Changes in other current assets and liabilities	5	2,197	1,585

Cash used in operating activities	(15,071)	(1,066)	(6,027)

INVESTING ACTIVITIES
Investments in subsidiaries	(13,803)	(35,607)	(61,737)
Reimbursement of loan to subsidiary	42,085	—	—
Acquisition of capital assets	—	—	(3)

Cash provided by (used in) investing activities	28,282	(35,607)	(61,740)

FINANCING ACTIVITIES
Advances from parent company	7,055	43,739	19,792
Reimbursement of advances from parent company	(19,805)	(8,132)	—
Invested capital and other cash contributions of the parent company	—	—	49,096

Cash provided by (used in) financing activities	(12,750)	35,607	68,888

Increase (decrease) in cash and cash equivalents for the year	461	(1,066)	1,121

Cash and cash equivalents, beginning of year	75	1,141	20

Cash and cash equivalents, end of year	536	75	1,141

See accompanying notes

CLEARWAVE N.V.

NOTES TO CONDENSED FINANCIAL INFORMATION

December 31, 2002

1.     BASIS OF PRESENTATION

This Condensed Financial Information has been prepared by management on the basis of accounting principles generally accepted in the United States in connection with the Company’s Form 20-F to be filed with the Securities and Exchange Commission. Investments over which the Company has control are accounted for using the equity method. These condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

As at December 31, 2002, the Company’s total indebtedness to TIW and its affiliates amounted to $89.7 million consisting of accounts payable of $1.6 million and advances in the form of demand notes of $88.1 million. The demand notes are convertible into shares of the Company at the option of TIW and Its affiliates subject to certain conditions and based on terms to be established at the date of conversion. The Company intends to use available cash surplus at the corporate level, after considering potential funding requirements in TIW Czech N.V. and corporate expenses that are expected to be generated from transactions on MobiFon’s shares described in note 4 to the consolidated financial statements to reimburse part of these advances. TIW reports a going concern uncertainty in its financial statements. In the event that TIW’s creditors enforce their claims, uncertainty may arise regarding the timing for repayment of these demand notes.

2.     INVESTMENTS IN SUBSIDIARIES

        Changes in investments in subsidiaries are summarized as follows:

	2002	2001
	$	$

Balance, beginning of the year	235,003	164,153
Additions, including non-cash additions of $17.3 million in 2001	13,803	52,904
Reimbursement of loan	(42,085)	—
Income (loss) from subsidiaries	29,780	20,641
Other comprehensive income (loss)	1,423	(2,695)

Balance, end of the year	237,924	235,003

     Investments in subsidiaries consist of the following:

	2002	2001
	$	$

TIW Czech N.V., 24.2%, shares at equity	14,901	19,394

ClearWave Holding B.V., 100%, at equity:
Loan, and accrued interest	668,109	—
Shares	(445,086)	—

	223,023	—

TIW Holding (Cyprus) Ltd., 100%, at equity:
Loan	—	57,629
Shares	—	157,980

	—	215,609

	237,924	235,003

CLEARWAVE N.V.

NOTES TO CONDENSED FINANCIAL INFORMATION

December 31, 2002

2.     INVESTMENTS IN SUBSIDIARIES [CONT’D]

The Company’s equity investment in MobiFon was held by TIW Holding (Cyprus) Ltd., until March 2002. Thereafter the ownership was transferred to ClearWave Holding B.V., for a consideration of a 7% bearing loan of $675 million. The excess of the nominal value of the loan over the carrying value of the assets transferred amounts to $447.6 million and has been allocated to the value of the shares of ClearWave Holding B.V.

In 2002, income (loss) from subsidiaries includes interest of $35.2 million on the loan that was offset by a corresponding expense in the subsidiary. As permitted by Dutch law, the Company will file a consolidated tax return with ClearWave Holding B.V., and as a result, no income tax will be payable on the interest on the loan. This interest is analogous to dividends between Dutch Companies and is considered as a permanent difference.

3.     CASH DIVIDENDS

During the three-year period ended December 31, 2002, the Company did not receive any dividends from its subsidiaries. However, one of the Company’s wholly-owned subsidiaries received dividends totalling $17.4 million and other cash distributions amounting to $24.6 million from its subsidiary during 2002. The entire amount of funds which this subsidiary received was paid to the Company as a reimbursement of advances and are reflected in the financial statements as a reduction in Investment in subsidiaries.

4.     COMMITMENTS

As part of the creation of Ceský Mobil, a minority shareholder was given a put option and, as a result, TIW Czech N.V., a company controlled by ClearWave, may be required to purchase the Ceský Mobil shares owned by this minority shareholder for an amount equal to the amount paid, in Czech Koruna, for such shares by the minority shareholder plus interest of 7.0% per annum. This put option is exercisable during a period of two years beginning in October 2001. The Company’s share of this commitment, if exercised, is $4.6 million as at December 31, 2002.

In the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, certain minority shareholders of MobiFon, having a 15.9% interest in MobiFon (increasing to a 21.7% interest following the sale on March 19, 2003 of a portion of the Company’s shareholding in MobiFon), may require the Company or TIW, at TIW’s option, to make an offer to acquire the minority shareholder’s shares. The purchase price of such shares will be their fair market value as determined by an independent evaluator and shall be payable in cash or, at TIW’s option, shares of TIW.

CLEARWAVE N.V.
Schedule II

VALUATION AND QUALIFYING ACCOUNTS

(in thousands of U.S. dollars)

	2002	2001	2000
	$	$	$

Allowance for doubtful accounts:
Balance, beginning of year	8,510	8,888	4,963
Addition: bad debt expenses	7,368	10,495	10,267
Deduction: uncollectible accounts write-off, net of recovery	(8,375)	(10,873)	(6,342)

Balance, end of year	7,503	8,510	8,888

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLEARWAVE N.V.

By: /s/ James J. Jackson
Name: James J. Jackson
Title: Chief Financial Officer

Dated: May 20, 2002

CERTIFICATIONS

     I, Alexander Tolstoy, Chief Executive Officer of ClearWave N.V., certify that:

     1.     I have reviewed this annual report on Form 20-F of ClearWave N.V.;

     2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

     6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

May 20, 2003

/s/ Alexander Tolstoy

Alexander Tolstoy
Chief Executive Officer
ClearWave N.V.

* * *

     I, James J. Jackson, Chief Financial Officer of ClearWave N.V., certify that:

     1.     I have reviewed this annual report on Form 20-F of ClearWave N.V.;

     2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

     6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

May 20, 2003

/s/ James J. Jackson

James J. Jackson
Chief Financial Officer
ClearWave N.V.

* * *